3-1-02


02029530


MAR 21 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March, 2002

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

3 Hagalim Boulevard • Herzlia 46725 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F. Form 20-F [**X**] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [**X**]

Attached hereto as Exhibit (1) and incorporated by reference herein is the text of a Prospectus, dated March 18, 2002 filed by the Registrant with the Securities Authority in Israel relating to the issuance of securities. The structure of the offering, the amount of securities being offered and the price per security has not yet been determined.

The prospectus includes information relating to the following:

- details of the offering (which have yet to be determined);
- description of the Registrant's significant shareholders;
- description of the Registrant's Articles of Association;
- description of the Registrant, including recent developments;
- information concerning the Registrant's officers and directors;
- the Registrant's financial report for the year ended December 31, 2001;
- description of liens; and
- description of legal proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)



By: ____________________
Dan Goldstein
Chairman of the Board

Dated: March 18, 2002

EXHIBIT INDEX

(1) Prospectus, dated March 18, 2002

Exhibit (1)

טיוטה ראשונה - 18.3.02

פורמולה מערכות (1985) בע"מ

("החברה")

תשקיף

הצעה לציבור של

_____ ש"ח ערך נקוב איגרות חוב (סדרה א'), רשומות על שם, עומדות לפירעון ב-__ תשלומים שווים ביום __ ב___ של כל אחת מהשנים _____ עד ____ (ועד בכלל). איגרות החוב נשאות ריבית שנתית בשיעור של %___. איגרות החוב צמודות (קרן וריבית) למדד המחירים לצרכן שפורסם בגין חודש ____ 2002. איגרות החוב ניתנות להמרה בכל יום מסחר, החל מיום רישומן למסחר בבורסה ועד יום __ ב_____ _____ ועד בכלל, למעט התקופות שמיום __ ב_____ ועד יום __ ב___ של השנים ____ עד ____, למניות רגילות רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת של החברה, לפי שער המרה של __ ש"ח ערך נקוב איגרות חוב למניה רגילה אחת בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.3.15 לתשקיף) ("**איגרות החוב**").

ושל

_____ כתבי אופציה (סדרה 3), הניתנים למימוש בכל יום מסחר, למעט בין התאריכים __ עד __ בכל חודש, החל מיום רישומם למסחר ועד יום __ ___ __ ועד בכלל, ל_______ מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת של החברה. כל כתב אופציה (סדרה 3) ניתן למימוש למניה אחת רגילה בת 1 ש"ח ערך נקוב של החברה (כפוף להתאמות כמפורט בסעיף 2.4.8 לתשקיף) תמורת תשלום במזומן של מחיר המימוש בסך ____ ש"ח, צמוד למדד המחירים לצרכן שפורסם בגין חודש ____ 2002, אך בכל מקרה לא יפחת מחיר המימוש מסך של ____ ש"ח. כתב אופציה (סדרה 3) אשר לא ימומש עד יום __ ____ __ (כולל) יפקע ולא יקנה למחזיק בו זכות כלשהי.

המכרז

_____ ש"ח ערך נקוב איגרות חוב (סדרה א') יחד עם ____ כתבי אופציה (סדרה 3) מוצעים לציבור ב_____ יחידות ("**היחידות**"). מחיר היחידות ייקבע במכרז, אולם בכל מקרה לא יפחת מ-____ ש"ח ליחידה ("**המחיר המזערי של יחידה**").

הרכב כל יחידה ומחירה המזערי הוא כדלקמן:

__ ש"ח ערך נקוב איגרות חוב (סדרה א'), המוצעות במחיר מזערי של ___ ש"ח לכל ___ ש"ח ערך נקוב איגרות חוב ובמחיר מזערי כולל של	_____ ש"ח
__ כתבי אופציה (סדרה 3) ללא תמורה	_____ ש"ח
סה"כ המחיר המזערי ליחידה	_____ ש"ח

השווי הכלכלי של כתב אופציה (סדרה 3) המוצע על-פי תשקיף זה הינו כ__ ש"ח. השווי האמור מחושב על-פי נוסחת החישוב שנקבעה בהנחיות הבורסה לקביעת שווי כתב אופציה, כשסטיית התקן השבועית הינה %____ ושיעור ההיוון הוא %____ .

קרן איגרות החוב (סדרה א') והפרשי ההצמדה והריבית לא יובטחו בבטוחה כלשהי. לפרטים ראה סעיף 2.3.16.2 לתשקיף.

בהתייחס ל-______ יחידות המוצעות לציבור בדרך של מכרז, המהוות %__ מסך כל היחידות המוצעות על-ידי החברה לציבור, ניתנו על-ידי משקיעים מוסדיים התחייבויות לרכישה מוקדמת, כאמור בסעיף 2.5 לתשקיף.

ההשקעה בניירות הערך של החברה כרוכה בסיכונים הבאים, אשר עשויים להביא להרעה בתוצאות פעילותה: סיכונים של שינויים במחירי ניירות ערך של חברות בנות וחברות מוחזקות, שינויים בשיעורי ריבית, אינפלציה ושערי חליפין, החברה עשויה להתקשות באיתור וגיוס כח אדם מיומן, החברה עשויה להתקשות בהתמודדות עם גופים עתירי הון ברכישה והשקעה בחברות.
תנאי שוק ותנאים שאינם בשליטת החברה עשויים לפגוע ביכולת גיוס ההון על-ידי החברה, הערכות שגויות של עלויות בקשר עם חוזים על בסיס מחיר קבוע, תלות ביכולת שיפור ופיתוח מהיר של מוצרים בקצב התפתחויות הטכנולוגיות המהירות בענף פעילותה, פגיעה במערכות המידע של לקוחות החברה עקב אספקת מוצרים או שירותים על-ידי החברה והעדר הגנה קניינית על חלק מהטכנולוגיות שברשות החברה (ראה גם סעיף 6.17 לתשקיף).

לעניין עסקאות עם בעלי עניין ראה פרק 8 לתשקיף.

תקנון ההתאגדות של החברה כולל הוראות על-פי סעיפים 20, 69(ב),87(א)(4) ו-259 לחוק החברות, התשנ"ט-1999 (ראה סעיפים 4.5, 4.7 ו-7.4 לתשקיף).

הנפקת היחידות המוצעות מובטחת בחיתום - ראה סעיף 2.6 לתשקיף. סך כל עמלות החיתום, הניהול, ההפצה וההוצאות האחרות הכרוכות בהנפקה זו צפויות להסתכם בכ-%____ מתמורת ההנפקה. לעניין התחייבות החברה לשיפוי החתמים, ראה סעיף 2.6.3 לתשקיף.

הנאמן על איגרות החוב (סדרה א'):

מנהלי קונסורציום החתמים:

תאריך התשקיף: __ ב_____ 2002

טיוטה ראשונה - 18.3.02

פורמולה מערכות (1985) בע"מ
("החברה")

תשקיף
הצעה לציבור של

______ ש"ח ערך נקוב איגרות חוב (סדרה א'), רשומות על שם, עומדות לפירעון ב-__ תשלומים שווים ביום __ ב___ של כל אחת מהשנים ____ עד ___ (ועד בכלל). איגרות החוב נושאות ריבית שנתית בשיעור של %__. איגרות החוב צמודות (קרן וריבית) למדד המחירים לצרכן שפורסם בגין חודש ____ 2002. איגרות החוב ניתנות להמרה בכל יום מסחר, החל מיום רישומן למסחר בבורסה ועד יום __ ב_____ ועד בכלל, למעט התקופות שמיום __ ב_____ ועד יום __ ב____ של השנים ____ עד ____, למניות רגילות רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת של החברה, לפי שער המרה של __ ש"ח ערך נקוב איגרות חוב למניה רגילה אחת בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.3.15 לתשקיף) (**"איגרות החוב"**).

ושל

______ כתבי אופציה (סדרה 3), הניתנים למימוש בכל יום מסחר, למעט בין התאריכים __ עד __ בכל חודש, החל מיום רישומם למסחר ועד יום __ ___ ___ ועד בכלל, ל______ מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת של החברה. כל כתב אופציה (סדרה 3) ניתן למימוש למניה אחת רגילה בת 1 ש"ח ערך נקוב של החברה (כפוף להתאמות כמפורט בסעיף 2.4.8 לתשקיף) תמורת תשלום במזומן של מחיר המימוש בסך ____ ש"ח, צמוד למדד המחירים לצרכן שפורסם בגין חודש ____ 2002, אך בכל מקרה לא יפחת מחיר המימוש מסך של ____ ש"ח. כתב אופציה (סדרה 3) אשר לא ימומש עד יום __ ____ ___ (כולל) יפקע ולא יקנה למחזיק בו זכות כלשהי.

המכרז

______ ש"ח ערך נקוב איגרות חוב (סדרה א') יחד עם ____ כתבי אופציה (סדרה 3) מוצעים לציבור ב______ יחידות (**"היחידות"**). מחיר היחידות ייקבע במכרז, אולם בכל מקרה לא יפחת מ-____ ש"ח ליחידה (**"המחיר המזערי של יחידה"**).

הרכב כל יחידה ומחירה המזערי הוא כדלקמן:

__ ש"ח ערך נקוב איגרות חוב (סדרה א'), המוצעות במחיר מזערי של ___ ש"ח לכל ___ ש"ח ערך נקוב איגרות חוב ובמחיר מזערי כולל של	_____ ש"ח
__ כתבי אופציה (סדרה 3) ללא תמורה	_____ ש"ח
סה"כ המחיר המזערי ליחידה	_____ ש"ח

השווי הכלכלי של כתב אופציה (סדרה 3) המוצע על-פי תשקיף זה הינו כ__ ש"ח. השווי האמור מחושב על-פי נוסחת החישוב שנקבעה בהנחיות הבורסה לקביעת שווי כתב אופציה, כשסטיית התקן השבועית הינה %____ ושיעור ההיוון הוא %____ .

קרן איגרות החוב (סדרה א') והפרשי ההצמדה והריבית לא יובטחו בבטוחה כלשהי. לפרטים ראה סעיף 2.3.16.2 לתשקיף.

בהתייחס ל-______ יחידות המוצעות לציבור בדרך של מכרז, המהוות %__ מסך כל היחידות המוצעות על-ידי החברה לציבור, ניתנו על-ידי משקיעים מוסדיים התחייבויות לרכישה מוקדמת, כאמור בסעיף 2.5 לתשקיף.

ההשקעה בניירות הערך של החברה כרוכה בסיכונים הבאים, אשר עשויים להביא להרעה בתוצאות פעילותה: סיכונים של שינויים במחירי ניירות ערך של חברות בנות וחברות מוחזקות, שינויים בשיעורי ריבית, אינפלציה ושערי חליפין, החברה עשויה להתקשות באיתור וגיוס כח אדם מיומן, החברה עשויה להתקשות בהתמודדות עם גופים עתירי הון ברכישה והשקעה בחברות.
תנאי שוק ותנאים שאינם בשליטת החברה עשויים לפגוע ביכולת גיוס ההון על-ידי החברה, הערכות שגויות של עלויות בקשר עם חוזים על בסיס מחיר קבוע, תלות ביכולת שיפור ופיתוח מהיר של מוצרים בקצב התפתחויות הטכנולוגיות המהירות בענף פעילותה, פגיעה במערכות המידע של לקוחות החברה עקב אספקת מוצרים או שירותים על-ידי החברה והעדר הגנה קניינית על חלק מהטכנולוגיות שברשות החברה (ראה גם סעיף 6.17 לתשקיף).

לעניין עסקאות עם בעלי עניין ראה פרק 8 לתשקיף.

תקנון ההתאגדות של החברה כולל הוראות על-פי סעיפים 20, 69(ב),87(א)(4) ו-259 לחוק החברות, התשנ"ט-1999 (ראה סעיפים 4.5, 4.7 ו-7.4 לתשקיף).

הנפקת היחידות המוצעות מובטחת בחיתום - ראה סעיף 2.6 לתשקיף. סך כל עמלות החיתום, הניהול, ההפצה וההוצאות האחרות הכרוכות בהנפקה זו צפויות להסתכם בכ-%____ מתמורת ההנפקה. לעניין התחייבות החברה לשיפוי החתמים, ראה סעיף 2.6.3 לתשקיף.

הנאמן על איגרות החוב (סדרה א'):

מנהלי קונסורציום החתמים:

תאריך התשקיף: __ ב_______ 2002

תוכן העניינים

עמוד

****

פרטים עיקריים מן התשקיף

להלן פרטים עיקריים מתוך התשקיף. פרטים אלה מהווים תמצית בלבד, ולפיכך אין בהם מידע מלא אודות העניינים המתוארים בהם; מידע מלא יותר מצוי בחלקיו האחרים של התשקיף, ויש איפוא לקרוא את הפרטים העיקריים שלהלן יחד עם המידע המלא המצוי בחלקיו האחרים של התשקיף.

1. **ניירות הערך המוצעים**

1.1. בללי - ראה פרק 2 לתשקיף.

הנפקה של -

_______ ש"ח ערך נקוב איגרות חוב (סדרה א'), רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת, עומדות לפירעון ב-__ תשלומים שווים ביום __ ב___ של כל אחת מהשנים _____ עד ____ (ועד בכלל). איגרות החוב נשאות ריבית שנתית בשיעור של %___. איגרות החוב צמודות (קרן וריבית) למדד המחירים לצרכן שפורסם בגין חודש _____ 2002. איגרות החוב ניתנות להמרה בכל יום מסחר, החל מיום רישומן למסחר בבורסה ועד יום ______ ועד בכלל, למעט התקופות שמיום __ ב_____ ועד יום __ ב___ של השנים ____ עד _____, למניות רגילות רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת של החברה, לפי שער המרה של __ ש"ח ערך נקוב איגרות חוב למניה רגילה אחת בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.3.15 לתשקיף) (**"איגרות החוב"**).

המחיר בגין 1 ש"ח ערך נקוב הון מניות של החברה בהצעה לציבור, הנובע מהמרת איגרות החוב (סדרה א') הינו כ___ ש"ח. המחיר האמור מבוסס על ההנחה כי איגרות החוב (סדרה א') תומרנה למניות ביום __ ב__ _____, על מחיר רכישה של איגרות החוב (__ ש"ח), על שער ההמרה שלהן ועל ההנחה של ניכוי מס במקור מהריבית בשיעור של 35% והיוון בשיעור של __% לשנה.

ושל -

_____ כתבי אופציה (סדרה 3), הניתנים למימוש בכל יום מסחר, למעט בין התאריכים __ עד __ בכל חודש, החל מיום רישומם למסחר ועד יום ________ ועד בכלל, ל________ מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת של החברה. כל כתב אופציה (סדרה 3) ניתן למימוש למניה אחת רגילה בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.4.8 לתשקיף) תמורת תשלום במזומן של מחיר המימוש בסך ____ ש"ח, צמוד למדד המחירים לצרכן שפורסם בגין חודש ____ 2002. בכל מקרה לא יפחת מחיר המימוש מסך של ____ ש"ח. כתב אופציה (סדרה 3) אשר לא ימומש עד יום _______ יפקע ולא יקנה למחזיק בו זכות כלשהי. (**"כתבי האופציה"**).

****

****

הערך הכלכלי של כתב אופציה (סדרה 3) הוא __ ש"ח. השווי האמור מבוסס על נוסחת החישוב שנקבעה בהנחיות הבורסה לקביעת שווי כתבי האופציה, כשסטיית התקן השבועית הינה __% ושיעור ההיוון הוא %___.

1.2. **הצעה לציבור**

_______ ש"ח ערך נקוב איגרות חוב יחד עם ___ כתבי האופציה (סדרה 3) מוצעים לציבור ב_____ יחידות (**"היחידות"**) בדרך של מכרז על מחיר היחידה. הרכב יחידה ומחירה המזערי יהיו כדלקמן:

__ ש"ח ערך נקוב איגרות חוב (סדרה א') במחיר מזערי של __ ש"ח לכל 1 ש"ח ערך נקוב איגרת חוב ובמחיר מזערי כולל של	_____ ש"ח
__ כתבי אופציה (סדרה 3) ללא תמורה	_____ ש"ח
סה"כ המחיר המזערי ליחידה	_____ ש"ח

המכרז על מחיר היחידות יפתח ביום __ ב___ 2002 בשעה 08:30, וייסגר באותו יום בשעה 15:00 (**"יום המכרז"**).

2. **תיאור כללי של החברה** - ראה פרק 6 לתשקיף

החברה עוסקת, באמצעות חברות בנות וחברות מוחזקות בפיתוח, ייצור ושיווק פתרונות תוכנה משולבים ומתן שירותים בתחום התוכנה (ראה סעיף 6.4 לתשקיף).

מניותיה של החברה רשומות למסחר בבורסה. ניירות ערך מסוג American Depositary Shares (**"ADS`s"**) המייצגים מניות של החברה רשומים למסחר בבורסה שמעבר לדלפק בארצות-הברית (**"Nasdaq"**).

בהתאם להחלטת אסיפת בעלי המניות של החברה מחודש ינואר 2001, וכל עוד ניירות הערך של החברה רשומים למסחר מחוץ לישראל, מפרסמת החברה דיווחים שהיא חייבת בהגשתם על-פי דיני ניירות הערך בארצות הברית בהתאם להוראות פרק ה'3 לחוק ניירות ערך, תשכ"ח-1968 (**"חוק ניירות ערך"**), ולפיכך לא חלות עליה חובות הדיווח מכוח הוראות פרק ו' לחוק ניירות ערך.

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3. תיאור השליטה בחברה

למיטב ידיעתם של החברה ומנהליה, בעלי העניין בחברה בתאריך התשקיף ואחזקותיהם במניות החברה בתאריך התשקיף ובמועד שקדם בשנים עשר (12) חודשים לתאריך התשקיף, הינם:

שם בעל העניין	ערך נקוב מניות במועד התשקיף	שיעור אחזקה בהון המוקצה ובזכויות ההצבעה	ערך נקוב מניות במועד שקדם בשנה למועד התשקיף	שיעור אחזקה בהון המניות ובזכויות ההצבעה של פורמולה בדילול מלאי
דן גולדשטיין[2]	2,000,034	19.4%	1,370,000	19.14%
מיחשוב ישיר לישראל (מ.י.ל) בע"מ[3]	579,838	5.6%	--	5.50%
גד גולדשטיין[4]	325,000	3.14%	230,000	3.10%
יסקל אחזקות בע"מ ("יסקל אחזקות")[5]	999,784	9.7%	--	9.50%
קרנות נאמנות וקופות גמל של בנק הפועלים בע"מ	584,269	5.7%	577,880	5.59%
שי ביילי**ס**[6]	4,500	+ [7]	4,500	+ [7]
משה צבירן[8]	1,000	+ [7]	1,000	+ [7]

[1] בהתחשב ב-122,850 אופציות הניתנות למימוש ל-122,850 מניות רגילות של החברה, אשר הוקצו לעובדים (לפרטים אודות האופציות האמורות ראה סעיף 3.4 לתשקיף), ומבלי להתחשב בהקצאה על-ידי החברה לשנדול בע"מ ("שנדול") בחודש אוגוסט 2000 של 500,000 אופציות, הניתנות למימוש ל-500,000 מניות רגילות בנות 1.00 ש"ח של החברה (לפרטים אודות מכירת אחזקות החברה בשנדול לפורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ ראה סעיף 3.4 לתשקיף).

[2] מכהן כיו"ר דירקטוריון החברה. דן גולדשטיין וגד גולדשטיין הינם אחים. בחודש ינואר רכש דן גולדשטיין 850,000 מניות של החברה מ-.Shamrock Holdings of California Inc. למיטב ידיעת החברה, ביום 20 בפברואר 2002 נחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין זכרון דברים מחייב ("זכרון הדברים") בו נקבע, בין השאר, כי בתוך 30 יום ממועד חתימתו יחתמו הצדדים על הסכם סופי אשר יסדיר, בין היתר: זכויות סירוב ראשון במכירת מניות החברה על-ידי מי מהצדדים, הצטרפות וצירוף במכירת מניות החברה, התחייבות של יסקל אחזקות ביחס לאחזקת כמות מניות מזערית של פורמולה ותנאים למכירת מניות החברה לצדדים שלישיים. בנוסף נקבע בזכרון הדברים, כי אם בתוך תשעה חודשים מחתימתו יעמדו אחזקותיה של יסקל אחזקות במניות החברה על 2,300,000 מניות (המהוות כ-22.28% מהונה המונפק והנפרע של החברה), יתקשרו הצדדים בהסכם הצבעה אשר יסדיר, בין היתר, את אופן הצבעתם של הצדדים באסיפות בעלי המניות של החברה. במקרה שאחזקות יסקל אחזקות יעלו על 1,000,000 מניות של החברה המהוות כ-9.69% מהונה המונפק והנפרע של החברה או שהן תהווינה לפחות 40% מאחזקות ה"ה דן וגד גולדשטיין במניות החברה, יתקשרו הצדדים בהסכם הצבעה חלקי אשר יסדיר, בין היתר, את אופן מינוי הדירקטורים בחברה כך שמטעם יסקל אחזקות יהיה בכל עת לפחות נציג אחד בדירקטוריון החברה. ההתקשרות באיזה מהסכמי ההצבעה כאמור לעיל מותנית בעמידה בתנאים הקבועים בחוק החברות, התשנ"ט-1999, לרבות ביצוע הצעת רכש, אם תידרש.

[3] חברה ציבורית שניירות הערך שלה רשומים למסחר בבורסה. למיטב ידיעת החברה, בעלי העניין במיחשוב ישיר לישראל (מ.י.ל) בע"מ ("מיחשוב ישיר") הינם: מר עדי אייל, המחזיק במניות המהוות כ-49.2% מהונה המונפק והנפרע של מיחשוב ישיר; כלל החזקות עסקי ביטוח בע"מ, המחזיקה במניות המהוות כ-9.14% מהונה המונפק והנפרע של מיחשוב ישיר; ואלוני חץ בע"מ, המחזיקה במניות המהוות כ-7.6% מהונה המונפק והנפרע של מיחשוב ישיר. למיטב ידיעת החברה, בחודש מרס 2002 התקשרו מיחשוב ישיר וחברה בת שלה עם יסקל אחזקות, בעלת עניין בחברה, בהסכם, על-פיו התחייבה מיחשוב ישיר למכור ליסקל אחזקות 279,422 מניות של החברה.

[4] מכהן כנשיא ומנכ"ל החברה וכן כדירקטור בחברה. דן גולדשטיין וגד גולדשטיין הינם אחים. בחודש ינואר רכש גד גולדשטיין 150,000 מניות של החברה מ-.Shamrock Holdings of California Inc. לפרטים אודות זכרון דברים שנחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין ראה הערת שוליים 2 לעיל.

[5] למיטב ידיעת החברה, בעלי העניין ביסקל אחזקות הינם: פריכטנגר השקעות בע"מ, המחזיקה במניות המהוות כ-24.9% מהונה המונפק והנפרע של יסקל אחזקות ובאופציה להגדיל את אחזקותיה ביסקל אחזקות עד לשיעור של 50% בתנאים מסוימים שנקבעו; מאיר חן, המחזיק במניות המהוות כ-15.6% מהונה המונפק והנפרע של יסקל אחזקות; בנק לאומי לישראל בע"מ, המחזיק במניות המהוות כ-10.7% מהונה המונפק והנפרע של יסקל אחזקות; נתי פריד, המחזיק במניות המהוות כ-0.96% מהונה המונפק והנפרע של יסקל אחזקות; ובר קל טכנולוגיות בע"מ, המחזיקה במניות המהוות כ-0.28% מהונה המונפק והנפרע של יסקל אחזקות. לפרטים אודות זכרון דברים שנחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין ראה הערת שוליים 2 לעיל.

[6] מכהן כדירקטור בחברה. למר ביילי**ס** הוקנו בחודש אוגוסט 1997 75,000 אופציות הניתנות למימוש ל-75,000 מניות רגילות של החברה, מתוכן טרם מומשו 37,500 אופציות למניות רגילות של החברה.

[7] פחות מ-1%.

[8] מכהן כדירקטור חיצוני בחברה.

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4. **רישום בבורסה לניירות ערך בתל-אביב בע"מ ("הבורסה")**

הבורסה נתנה את אישורה לרשום למסחר בה את ניירות הערך המוצעים על-פי תשקיף זה, לרבות המניות שינבעו מהמרת איגרות החוב (סדרה א') וממימוש כתבי האופציה (סדרה 3). ניירות הערך המוצעים יירשמו למסחר רק אם יושג פיזור מזערי של איגרות החוב (סדרה א') בהתאם להנחיות הבורסה.

5. **יעוד התמורה**

סכום התמורה המיידית נטו (לאחר עמלות והוצאות אחרות) שהחברה תקבל בהנפקה זו כתוצאה ממכירת ניירות הערך הינו כ-____ אלפי ש"ח. כמו כן צפויה החברה לקבל סכום של ____ אלפי ש"ח (צמוד למדד המחירים לצרכן) אם וכאשר ימומשו כתבי האופציה (סדרה 3) למניות. החברה מתכוונת להשתמש בסכומים האמורים בהתאם להחלטות דירקטוריון החברה כפי שיתקבלו מעת לעת.

6. **נתונים כספיים עיקריים**

הנתונים שלהלן לקוחים מתוך הדוחות הכספיים של החברה, המופיעים בשלמותם בפרק "דוחות כספיים" בתשקיף. יש לקרוא מידע זה יחד עם המידע המלא יותר המופיע בדוחות הכספיים האמורים, לרבות הביאורים להם.

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[א] נתונים מאזניים מאוחדים של החברה

(באלפי ש"ח, מותאמים לש"ח של 31 בדצמבר 2001)

	31.12.2001	31.12.2000
רכוש שוטף:		
מזומנים ושווי מזומנים	368,945	603,986
השקעות לזמן קצר	49,687	81,543
לקוחות	394,966	529,509
חייבים ויתרות-חובה	97,142	88,694
מלאי	21,835	33,508
	932,575	1,337,240
השקעות, הלוואות ויתרות-חובה לזמן ארוך:		
הלוואות והשקעות אחרות	44,424	129,785
השקעות בחברות מוחזקות	51,247	29,342
	95,671	159,127
איגרות חוב	260,000	-
רכוש קבוע	138,877	166,974
רכוש אחר	557,469	603,744
	1,984,592	2,267,085

	31.12.2001	31.12.2000
התחייבויות שוטפות:		
אשראי מתאגידים בנקאיים	235,161	91,872
התחייבויות לספקים ולנותני שירותים	168,151	181,043
זכאים ויתרות-זכות	307,425	277,814
התחייבויות בגין ארגון מחדש	21,364	12,948
התחייבויות לחברות מוחזקות	-	-
	732,101	563,677
התחייבויות לזמן ארוך:		
מקדמות מלקוחות	3,266	4,580
התחייבויות לתאגידים בנקאיים ואחרים	35,935	18,306
התחייבויות בשל סיום יחסי עובד-מעביד, נטו	15,901	20,609
רווחים שטרם מומשו	19,688	51,491
התחייבויות בגין הפסדי חברות מוחזקות	-	-
התחייבויות לחברות מוחזקות	-	-
	74,790	94,986
שעבודים והתחייבויות תלויות		
זכויות המיעוט בחברות מאוחדות	422,705	657,174
הון עצמי	754,996	951,248
	1,984,592	2,267,085

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[ב] נתונים תוצאתיים מאוחדים של החברה

(באלפי שקלים חדשים מותאמים לש"ח של חודש דצמבר 2001)

	לשנה שהסתיימה ביום			
	31.12.2001	31.12.2000	31.12.1999	31.12.1998
מחזור הפעולות	1,664,478	1,662,485	1,412,776	1,106,304
עלות המכירות והשירותים	1,119,852	1,001,917	831,523	713,681
רווח גולמי	544,626	660,568	581,253	392,623
הוצאות מחקר ופיתוח, נטו	93,113	74,378	54,509	35,694
הוצאות מכירה ושיווק	215,638	233,887	179,000	92,186
הוצאות הנהלה וכלליות	357,567	289,856	211,674	155,419
הוצאות ארגון מחדש	48,021	10,104	-	-
רווח (הפסד) מפעולות רגילות	(169,713)	52,343	136,070	109,324
הכנסות מימון, נטו	12,474	36,797	24,614	25,648
	(157,239)	89,140	160,684	134,972
הוצאות אחרות, נטו	229,430	46,517	40,438	4,412
רווח ממימוש ומירידה בשיעור החזקה בחברות	19,093	273,237	253,569	71,070
רווח (הפסד) לפני ניכוי מסים על ההכנסה	(367,576)	315,860	373,815	201,630
מסים על ההכנסה	17,921	58,246	81,644	19,373
רווח (הפסד) לאחר ניכוי מסים על ההכנסה	(385,497)	257,614	292,171	182,257
חלק החברה בהפסדי חברות כלולות, נטו	35,655	19,104	7,332	8,259
חלק המיעוט בהפסדי (רווחי) חברות מאוחדות, נטו	180,368	(74,519)	(90,340)	(60,505)
רווח (הפסד) נקי	(240,784)	163,991	194,499	113,493
רווח (הפסד) נקי ל-1 ש"ח ע.נ. מניות (בש"ח)	(25.82)	17.49	20.76	13.34

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7. **דיבידנדים ומניות הטבה**

בשלוש השנים האחרונות לא חילקה החברה דיבידנדים ומניות הטבה, למעט כמפורט להלן:

בחודש יולי 2001 חילקה החברה כדיבידנד בעין, מניות רגילות בנות 1 ש"ח ערך נקוב של פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ ("**פורמולה ויז'ן**") שהוחזקו על-ידיה והיוו כ-72% מהונה המונפק והנפרע של פורמולה ויז'ן.

8. **פרטים על שערי ניירות הערך של החברה**

[א] להלן פרטים אודות שערי המניות הרגילות בנות 1 ש"ח ערך נקוב כל אחת של החברה בבורסה בשנים 2000 ו-2001 ובתקופה שבין 1 בינואר 2002 ל-14 במרס 2002:

	2000		2001		בתקופה שבין 1 בינואר ל-14 במרס 2002	
	תאריך	שער	תאריך	שער	תאריך	שער
גבוה	5.3	355.00	17.1	145.38	2.1	75.8
נמוך	31.12	116.60	6.11	48.11	21.2	56.0

ביום 14 במרס 2002 נסחרה בבורסה המניה הרגילה בת 1 ש"ח ערך נקוב של החברה בשער של 59.50 ש"ח.

[ב] להלן פרטים אודות שערי הסגירה (הגבוהים והנמוכים) ב-Nasdaq של ADS אחד של פורמולה בשנים 2000 ו-2001 ובתקופה שבין 1 בינואר 2002 ו-14 במרס 2002 (בדולר ארה"ב):

	שנת 2000		שנת 2001		התקופה שבין 1 בינואר 2002 ל-14 במרס 2002	
	חודש	שער	חודש	שער	חודש	שער
גבוה	מרס	92.19	ינואר	38.00	ינואר	16.92
נמוך	דצמבר	27.00	נובמבר	11.25	פברואר	12.00

ביום 14 במרס 2002 נסחר ב-ADS Nasdaq של החברה בשער של 12.73 דולר.

9. **מיסוי**

כמקובל בהחלטות השקעה, על המשקיע לשקול את השלכות המס הקשורות בהשקעה בניירות הערך המוצעים. האמור בתשקיף אינו מתיימר להוות פרשנות מוסמכת של הוראות החוק הנזכרות בתשקיף ואינו בא במקום יעוץ מקצועי, בהתאם לנתונים המיוחדים לכל משקיע. לגבי היבטי מס מסוימים הקשורים באיגרות החוב ראה סעיף 2.2.10 לתשקיף.

10. **הימנעות מעשיית הסדרים שאינם כתובים בתשקיף בקשר עם ניירות הערך המוצעים**

[א] החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להימנע מעשיית הסדרים שאינם כתובים בתשקיף בקשר עם הצעת ניירות הערך, הפצתם

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ופיזורם בציבור, ומתחייבים להימנע מלהעניק זכות לרוכשי ניירות הערך על-פי התשקיף למכור את ניירות הערך שרכשו מעבר למפורט בתשקיף.

[ב] החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להודיע לרשות ניירות ערך על כל הסדר הידוע להם עם צד ג' הסותר את ההתחייבות כאמור בס"ק [א] לעיל.

[ג] החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להימנע מלהתקשר עם צד ג' כלשהו שלפי מיטב ידיעתם ערך הסדרים בניגוד לאמור בס"ק [א] לעיל.

[ד] החברה המציאה לרשות ניירות ערך, בתאריך פרסום תשקיף זה, התחייבות חתומה על-ידי כל אחד מהמחזיקים בתאריך התשקיף חמישה אחוזים (5%) ומעלה מהון המניות המונפק של החברה או מכוח ההצבעה בה או מהסמכות למנות את הדירקטורים שלה, ואשר לפיה התחייבו אותם בעלי מניות לנהוג על-פי האמור בס"ק [א] עד [ג] לעיל.

[ה] החברה, הדירקטורים והחתמים לא יקבלו הזמנות לרכישת ניירות ערך המוצעים בהנפקה זו ממפיץ שלא יתחייב בכתב לנהוג בהתאם להוראות סעיף זה. החברה והחתמים יעבירו לרשות ניירות ערך העתקי מסמכי ההתחייבויות של המפיצים.

11. <u>ריכוז נתונים אודות ניירות הערך המוצעים</u>

[א] המחיר ל-1 ש"ח ערך נקוב מניות שתנבענה מהמרת איגרות החוב (סדרה א') הינו כ-___ ש"ח. המחיר האפקטיבי האמור מבוסס על ההנחה כי איגרות החוב (סדרה א') תומרנה למניות ביום ___ ב______ ______, על מחיר הרכישה של איגרות החוב (סדרה א'), על שער ההמרה שלהן ועל היוון בשיעור של %____ לשנה.

[ב] השווי הכלכלי של כתב אופציה (סדרה 3) המוצע לציבור, כשהוא מחושב על-פי מחיר המניה בבורסה ביום ___ ב______ ______ (______ ש"ח) הינו _____ ש"ח. המחיר האפקטיבי האמור מבוסס על נוסחת החישוב שנקבעה בהנחיות הבורסה, כאשר סטיית התקן על בסיס שבועי הינה %___.

[ג] ההון העצמי המותאם של החברה לכל 1 ש"ח ערך נקוב הון מניות היה ליום 31 בדצמבר 2001 כ-73.12 ש"ח. ההון העצמי המותאם של החברה לכל 1 ש"ח ערך נקוב מניות ליום 31 בדצמבר 2001, בהנחה של מימוש כל כתבי האופציה (סדרה 3), ובהנחה של המרה מיידית של כל סדרות איגרות החוב (סדרה א'), ומבלי להתחשב בתוצאות העסקיות שלאחר 31 בדצמבר 2001, הינו כ-______ ש"ח.

[ד] הרווח (ההפסד) הנקי המותאם ל-1 ש"ח ערך נקוב הון מניות לשנה שנסתיימה ביום 31 בדצמבר 1999 היה כ-20.76 ש"ח; לשנה שנסתיימה ביום 31 בדצמבר 2000 - כ-17.48 ש"ח; ולשנה שנסתיימה ביום 31 בדצמבר 2001 - כ-(25.82) ש"ח.

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12. **חיתום**

ההנפקה לציבור מובטחת בהסכם חיתום עם קונסורציום של חתמים בראשות ________ בע"מ (**"המנהלים הראשיים"**).

החברה תשלם בהנפקה זו עמלות חיתום, הפצה, ניהול וריכה, בסכומים המהווים ביחד כ___-% מתמורת ההנפקה המזערית.

שיפוי החתמים

על-פי הסכמי החיתום, תשפה החברה את החתמים או כל אחד מהם בגין כל סכום (בצירוף הוצאות), שהחתמים או מי מהם יחויבו לשלם על-פי פסק-דין חלוט של בית-משפט (במקרה שלא יינתן עיכוב ביצוע על-ידי הערכאה בה נדון ההליך, התשלום בגין השיפוי יהיה מיד לאחר קבלת פסק הדין בערכאה בה נדון ההליך), או על-פי פשרה שהחברה תסכים לה, בכתב ומראש, וכן בגין כל הוצאות משפטיות סבירות שיוצאו על-ידי החתמים או מי מהם במהלך הטיפול בתביעה הנ"ל ובקשר ישיר אליה (לרבות הוצאות משפטיות סבירות בתביעה אשר תסתיים ללא חיוב החתמים הנתבעים), עקב קיומו של פרט מטעה בתשקיף, או עקב חוסר בכל פרט העשוי להיות חשוב למשקיע סביר, השוקל רכישת ניירות הערך המוצעים על-פי התשקיף, או עקב כל תביעה שעילתה נעוצה בתשקיף או נובעת ממנו ואשר החתמים יחויבו בה כאמור או יתפשרו לגביה בהסכמת החברה. כל אחד מהחתמים יהיה רשאי לדרוש מהחברה כי החברה תנהל בשמו כל משא ומתן והגנה נגד תביעה כאמור. אם החברה לא תמלא אחר הדרישה כאמור, יהא אותו חתם רשאי, ללא צורך בהסכמת החברה, להתפשר עם התובע על כל סכום שייראה לו, והחברה תהיה חייבת לשפות אותו על סכום הפשרה ועל כל סכום שהוצא על-ידיו במהלך הטיפול בתביעה האמורה.

חובת השיפוי דלעיל לא תחול כלפי חתם כלשהו בגין סכום כלשהו בו יחויב בקשר לקיומו של פרט מטעה בתשקיף או עקב חוסר בכל פרט העשוי להיות חשוב למשקיע סביר השוקל רכישת ניירות ערך המוצעים על-פי התשקיף או עקב כל תביעה שעילתה נעוצה בתשקיף או נובעת ממנו, שהיו מבוססים על מידע שנמסר לחברה בכתב על-ידי אותו חתם לשם שימוש במידע זה לצורך הכנת התשקיף.

מימוש סעיף השיפוי בהסכם החיתום עלול לחייב את החברה לשלם לחתמים סכומים על-פי פסק-דין או פשרה שהחברה הסכימה להם.

השתחררות החתמים

הסכמי החיתום קובעים, כי אם יתברר כי התשקיף כולל פרט מטעה כלשהו, כהגדרתו בחוק ניירות ערך, או כי חסר בתשקיף פרט העשוי להיות חשוב למשקיע סביר השוקל רכישת ניירות ערך על-פי התשקיף ("פרט מטעה או חסר"), או במקרה שרשות ניירות ערך תיתן הוראה לחברה בהתאם לסעיף 25 ו/או לסעיף 25א(ב) לחוק ניירות ערך, לפרסם תיקון לתשקיף או לפרסם תשקיף מתוקן, או במקרה שהחברה תבקש (מבלי שקיבלה לכך, מראש ובכתב, את הסכמת ________), לפרסם תיקון לתשקיף או לפרסם תשקיף מתוקן ("דרישה

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או בקשה לתיקון התשקיף"), יהיו החתמים או מי מהם רשאים, באמצעות מתן הודעה לחברה תוך שני (2) ימי עסקים מהיום בו נודע להם על דבר הכללתו בתשקיף של פרט מטעה, השמטתו של פרט חשוב מהתשקיף או על מתן הוראה על-ידי רשות ניירות ערך או בקשת החברה לתיקון התשקיף, להשתחרר מכל התחייבויותיהם כלפי החברה על-פי הסכמי החיתום, חאת אם הפרט המטעה או הפרט החסר כאמור או שהפרט בגינו נעשה תיקון התשקיף, לא היו ידועים לאותו חתם בעת חתימת הסכמי החיתום, ואשר באופן סביר, אילו היו ידועים לו, לא היה מתקשר עם החברה בהסכם החיתום, או שלא היה מתקשר בהסכם באותם תנאים. החברה תודיע ל_______ באופן מיידי בו ביום על מתן ההוראה על-ידי רשות ניירות ערך או על פניית החברה בבקשה לפרסום תשקיף מתוקן כאמור.

בנוסף לאמור לעיל, יהיו מנהלים ראשיים המהווים רוב מתוך כלל המנהלים הראשיים על-פי כל הסכם חיתום, ובתנאי שבכלל הרוב כאמור ייכלל __________ ("**רוב המנהלים הראשיים**"), רשאים, לפי שיקול דעתם הבלעדי, לבטל את כל התחייבויות החתמים על-פי הסכם החיתום הרלוונטי, חאת עד לא יאוחר משתים עשרה (12) שעות לפני מועד פתיחת רשימת החתימות, במקרה שעל-פי שיקול דעתם המוחלט חל שינוי מהותי במצב המדיני, הפוליטי, או הביטחוני בישראל או בעולם לעומת המצב הקיים במועד החתימה על הסכם החיתום, המשפיע או אשר עלול להשפיע באופן מהותי על שוק ניירות הערך בישראל או בחו"ל לעומת המצב הקיים במועד החתימה על הסכם החיתום, או אם חל שינוי מהותי לרעה בשוק ניירות הערך בישראל לעומת המצב הקיים במועד החתימה על הסכם החיתום.

הודעה על ביטול התחייבויות החתמים וביטול הסכם חיתום כאמור תינתן בחתימת _______, ותיחשב כאילו נמסרה לחברה במועד מסירתה, לרבות באמצעות פקסימיליה, במשרדה הרשום של החברה או במשרד עורך הדין המטפל בהנפקת החברה. עם מסירת הודעת הביטול כאמור, תודיע החברה לרשות ניירות ערך, לבורסה ולרשם החברות על ביטול ההנפקה, ותפרסם על כך הודעה באותו יום בעיתון יומי אחד (1), אם הדבר יהיה ניתן, ובתוך יום עסקים אחד ממועד ביטול ההנפקה - בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית.

אם אחד החתמים או יותר יממשו את זכותם כאמור לעיל וישתחררו מהתחייבויותיהם כלפי החברה על-פי הסכם חיתום, וחתם אחר לא יקבל על עצמו את התחייבות החתם שהשתחרר, לא תבוטל ההנפקה, ואחריותם של החתמים שלא השתחררו כאמור תישאר בעינה. החתמים אינם מתחייבים למלא אחר התחייבויותיו של חתם שהשתחרר מהתחייבויותיו כאמור. במקרה כזה, תפנה החברה באופן מיידי לרשות ניירות ערך בבקשה לתיקון התשקיף בהתאם להוראות סעיף 25א(א) לחוק ניירות ערך, ותודיע על כך למנהלים הראשיים. בקשה כאמור ותיקון התשקיף בעקבותיה לא יהוו, כשלעצמם, עילה לשחרור חתם אחר כלשהו מהתחייבויותיו כלפי החברה על-פי הסכם חיתום.

בכל מקרה בו רוב המנהלים הראשיים של הסכם חיתום יפעלו על-פי הוראה זו וישתחררו מהתחייבויותיהם כאמור מבלי שמנהל אחר ייטול על עצמו את התחייבויות המשתחרר, יבוטל הסכם החיתום גם על כל יתר החתמים, והחברה רשאית לבטל את ההנפקה על-פי

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התשקיף או לפנות לרשות ניירות ערך בבקשה לתיקון התשקיף בהתאם להוראות סעיף 25א(א) לחוק ניירות ערך. במקרה שתבוטל ההנפקה, על החברה להודיע על כך מייד לרשות ניירות ערך ולבורסה ולפרסם על כך הודעה באותו יום בעיתון יומי אחד (1), אם הדבר יהיה ניתן, ובשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, תוך יום עסקים אחד (1) ממועד ביטול ההנפקה.

על-פי תקנה 13 לתקנות ניירות ערך (חיתום), התשנ"ג-1993, חתם לא יזמין לעצמו ניירות ערך שלהצעתם הוא משמש כחתם, אלא אם נכללה בתשקיף הודעה על כמות ניירות הערך שאותה התחייב החתם להזמין לעצמו. כל חתם יגיש לרשות ניירות ערך, לרשם החברות ולבורסה, תוך שבעה (7) ימים לאחר תום התקופה להגשת הבקשות על-פי תשקיף זה, דוח הנפקה כנדרש על-פי תקנה 19 לתקנות.

החתמים מצהירים בחתימתם על תשקיף זה, כי הם עומדים בכל תנאי הכשירות לשמש חתמים על-פי התקנות להנפקה זו ומאשרים את האמור בסעיף זה לעיל.

פורמולה מערכות (1985) בע"מ

(בתשקיף זה - "החברה")

פרק 1 - מבוא

1.1 כללי

החברה התאגדה בשנת 1985 לפי פקודת החברות כחברה פרטית. בשנת 1991 הפכה החברה לחברה ציבורית.

החברה קיבלה את כל ההיתרים, האישורים והרשיונות הדרושים על-פי כל דין להצעת ניירות הערך המוצעים, להנפקתם ולפרסום התשקיף.

עותק מתשקיף זה והעתקים של ההיתר לפרסומו ושל שטר הנאמנות יוגשו לרשם החברות עד יום העסקים הראשון לאחר תאריך התשקיף.

אין בהיתרה של רשות ניירות ערך לפרסם את התשקיף משום אימות הפרטים המובאים בו או אישור מהימנותם או שלמותם, ואין בו משום הבעת דעה על טיבם של ניירות הערך המוצעים.

הבורסה נתנה את אישורה לרשום בה למסחר את ניירות הערך המוצעים על-פי תשקיף זה, לרבות המניות שינבעו מהמרת איגרות החוב (סדרה א') וממימוש כתבי האופציה (סדרה 3).

אין לראות באישור האמור אישור לפרטים המובאים בתשקיף או למהימנותם או לשלמותם, ואין בו משום הבעת דעה כלשהי על החברה או על טיבם של ניירות הערך המוצעים בתשקיף או על המחיר בו הם מוצעים.

רישום איגרות החוב (סדרה א') וכתבי האופציה (סדרה 3) למסחר מותנה בקיום פיזור מזערי של איגרות החוב (סדרה א') ראה סעיף 2.2.7.2 לתשקיף.

1.2 הון מניות ועודפים

בשקלים חדשים נומינליים בתאריך התשקיף:

הון המניות הרשום בש"ח ע"נ	הון מונפק ונפרע ע"נ ש"ח	הון מונפק ונפרע ע"נ ש"ח לאחר הנפקת ניירות הערך על-פי תשקיף זה	הון מונפק ונפרע ע"נ ש"ח לאחר הנפקת ניירות הערך על-פי תשקיף זה, בדילול מלא
25,000,000	10,324,780	10,324,780	

ההון העצמי של החברה (באלפי ש"ח) ליום 31 בדצמבר 2001[1]

	ליום 31 בדצמבר 2001
הון המניות הנפרע	17,428
פרמיה	384,413
עודפים	353,155
סך הכל הון עצמי	754,996

[1] הסכום שלעיל וכן כל יתר הסכומים המצוינים בתשקיף בשקלים חדשים, מותאמים לש"ח של יום 31 בדצמבר 2001, אלא אם כן צוין אחרת.

פרק 2 - פרטי ההצעה

2.1 ניירות הערך המוצעים

[א] ______ ש"ח ערך נקוב איגרות חוב (סדרה א'), רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת, עומדות לפירעון ב-__ תשלומים שווים ביום __ ב___ של כל אחת מהשנים ____ עד ____ (ועד בכלל). איגרות החוב נשאות ריבית שנתית בשיעור של %___. איגרות החוב צמודות (קרן וריבית) למדד המחירים לצרכן שפורסם בגין חודש ____ 2002. איגרות החוב ניתנות להמרה בכל יום מסחר, החל מיום רישומן למסחר בבורסה ועד יום ______ ועד בכלל, למעט התקופות שמיום __ ב______ ועד יום __ ב___ של השנים ___ עד ____, למניות רגילות רשומות על שם, בנות 1 ש"ח ערך נקוב כל אחת של החברה, לפי שער המרה של __ ש"ח ערך נקוב איגרות חוב למניה רגילה אחת בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.3.15 לתשקיף) (**"איגרות החוב"**).

המחיר בגין 1 ש"ח ערך נקוב הון מניות של החברה בהצעה לציבור, הנובע מהמרת איגרות החוב (סדרה א') הינו כ___ ש"ח. המחיר האמור מבוסס על ההנחה כי איגרות החוב (סדרה א') תומרנה למניות ביום __ ב__ ______, על מחיר רכישה של איגרות החוב (__ ש"ח), על שער ההמרה שלהן ועל ההנחה של ניכוי מס במקור מהריבית בשיעור של 35% והיוון בשיעור של __% לשנה.

[ב] ____ כתבי אופציה (סדרה 3), הניתנים למימוש בכל יום מסחר, למעט בין התאריכים __ עד __ בכל חודש, החל מיום רישומם למסחר ועד יום ________ ועד בכלל, ל_______ מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת של החברה. כל כתב אופציה (סדרה 3) ניתן למימוש למניה אחת רגילה בת 1 ש"ח ערך נקוב (כפוף להתאמות כמפורט בסעיף 2.4.8 לתשקיף) תמורת תשלום במזומן של מחיר המימוש בסך ____ ש"ח, צמוד למדד המחירים לצרכן שפורסם בגין חודש ___ 2002. בכל מקרה לא יפחת מחיר המימוש מסך של ____ ש"ח. כתב אופציה (סדרה 3) אשר לא ימומש עד יום _______ יפקע ולא יקנה למחזיק בו זכות כלשהי. (**"כתבי האופציה"**).

הערך הכלכלי של כתב אופציה (סדרה 3) הוא __ ש"ח. השווי האמור מבוסס על נוסחת החישוב שנקבעה בהנחיות הבורסה לקביעת שווי כתבי האופציה כשסטיית התקן השבועית הינה __% ושיעור ההיוון הוא %___.

2.2 הצעה לציבור

2.2.1 <u>פרטי ההצעה</u>

______ ש"ח ערך נקוב איגרות חוב יחד עם ___ כתבי האופציה (סדרה 3) מוצעים לציבור ב_____ יחידות (**"היחידות"**) בדרך של מכרז על מחיר היחידה. הרכב יחידה ומחירה המזערי יהיו כדלקמן:

__ ש"ח ערך נקוב איגרות חוב (סדרה א') במחיר מזערי של
__ ש"ח לכל 1 ש"ח ערך נקוב איגרת חוב ובמחיר מזערי כולל
של ______ ש"ח
__ כתבי אופציה (סדרה 3) ללא תמורה ______ ש"ח
סה"כ המחיר המזערי ליחידה ______ ש"ח

2.2.2 המכרז

המכרז על מחיר היחידות יפתח ביום __ ב____ 2002 בשעה 08:30, וייסגר באותו יום בשעה 15:00 (**"יום המכרז"**).

2.2.3 הגשת הבקשות

[א] בקשות לרכישת היחידות תוגשנה לחברה באמצעות ____________ (**"רכז ההנפקה"**) או באמצעות סניפי בנקים או חברים אחרים בבורסה (להלן כל אלה - **"המפיצים"**), על גבי טפסים אותם ניתן להשיג אצל המפיצים. בקשה לרכישת יחידות תיחשב כמוגשת אם תתקבל אצל המפיצים עד השעה 15:00 ביום המכרז, ובלבד שהמפיץ שקיבלה יעבירה לרכז ההנפקה עד השעה 16:00 באותו יום שקיבל אותה. המפיצים יעבירו את הבקשות במעטפות סגורות, אשר תוכנסנה על-ידי רכז ההנפקה לתיבה סגורה ונעולה (כולל הבקשות אשר יוגשו באמצעות רכז ההנפקה) מהשעה 08:30 ועד השעה 16:00 ביום המכרז.

[ב] כל מבקש יציין על גבי בקשתו את מספר היחידות שהוא מבקש לרכוש ואת המחיר ליחידה המוצע על-ידו אשר לא יפחת מהמחיר המזערי ליחידה. בקשה שהוצע בה מחיר ליחידה הנמוך מהמחיר המזערי, תיחשב כבקשה הנוקבת במחיר המזערי ליחידה.

[ג] כל מבקש רשאי להגיש עד שלוש (3) הצעות לרכישת יחידות במכרז. בכל אחת מהבקשות ינקוב המבקש במחירים שונים ובלבד שמחיר יחידה המוצע יהיה במרווחים של __ ש"ח או כפולות של סכום זה, היינו, ניתן להגיש בקשות הנוקבות במחיר ליחידה של __ ש"ח, __ ש"ח, __ ש"ח וכיו"ב. בקשה שתנקוב במחיר ליחידה שאיננו כפולה של ___ ש"ח יעוגל המחיר ליחידה כלפי מעלה לכפולה הקרובה של הסכום האמור.

"מבקש" או מזמין - ביחד עם בן משפחתו הגר עימו, לרבות משקיע מוסדי אשר נתן התחייבות מוקדמת לרכישת יחידות המוצעות כמפורט בסעיף 2.5 לתשקיף.

[ד] הבקשות לרכישת היחידות הינן בלתי חחרות. כל מבקש ייחשב כאילו התחייב בבקשתו לרכוש את היחידות שתוקצינה לו כתוצאה מהיענות מלאה או חלקית לבקשתו בהתאם לתנאי תשקיף זה, וייחשב כמחויב לשלם את מלוא תמורת היחידות, לפי העניין, שהוא זכאי לקבלן בהתאם לתנאי תשקיף זה.

[ה] ניתן להגיש בקשות לרכישת יחידות שלמות בלבד. בקשה שתוגש לגבי חלק כלשהו של יחידה, יראו אותה כבקשה המוגשת לגבי מספר היחידות השלמות בלבד הנקוב בה, וחלק כלשהו של יחידה הנקוב בה, יראו אותו כאילו לא נכלל בה מלכתחילה. בקשה שמספר היחידות הנקוב בה פחות מיחידה אחת, לא תתקבל.

[ו] המפיצים יהיו אחראים וחייבים כלפי החברה וכלפי רכז ההנפקה לתשלום מלוא התמורה שתגיע לחברה בגין בקשות שהוגשו באמצעותם ואשר נענו, במלואן או בחלקן.

2.2.4 <u>הליכי המכרז</u>

[א] הבקשות תועברנה על-ידי המפיצים לרכז ההנפקה ביום המכרז עד השעה 16:00 במעטפות סגורות ותוכנסנה, יחד עם בקשות אשר הוגשו ישירות לרכז ההנפקה, לתיבה סגורה.

[ב] סמוך לאחר השעה 16:00 ביום המכרז, תיפתח התיבה ויפתחו המעטפות, בנוכחות רואה-חשבון החברה, אשר יפקח על קיום נאות של הליכי המכרז.

[ג] עד השעה 10:00 ביום העסקים הראשון שלאחר המכרז, תימסר למבקשים אשר בקשותיהם נענו במלואן או בחלקן הודעה על-ידי רכז ההנפקה ועל-ידי המפיצים אשר באמצעותם הוגשו הבקשות. ההודעה תציין את מחיר היחידה שנקבע במכרז, את כמות היחידות שתוקצינה לכל מבקש ואת התמורה בגינן. עם קבלת ההודעה, ובאותו יום עד השעה 12:30, יעבירו המבקשים לרכז ההנפקה, באמצעות המפיצים, את מלוא התמורה המגיעה מהם עבור יחידות אשר לגביהן נענתה ההצעה.

[ד] ביום העסקים הראשון שלאחר יום המכרז תודיע החברה בדוח מיידי על תוצאות המכרז, ותוך יום עסקים נוסף לאחר מכן תפרסם החברה מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית.

2.2.5 <u>אופן קביעת מחיר היחידות והקצאתן למבקשים</u>

כל היחידות שבקשות לרכישתן תיענינה, לרבות יחידות שבקשות לרכישתן הוגשו על-ידי משקיעים מוסדיים כמפורט בסעיף 2.5 לתשקיף, תונפקנה במחיר אחיד אשר ייקבע כדלקמן:

[א] אם המספר הכולל של היחידות הכלולות בבקשות שתתקבלנה יפחת מהמספר הכולל של היחידות המוצעות לציבור בדרך של מכרז - תיענינה כל הבקשות במלואן. במקרה זה, מחיר יחידה יהיה המחיר המזערי ליחידה, ולגבי יתרת היחידות שלא הוגשו בקשות לרכישתן, יחולו הוראות הסכם החיתום כמפורט בסעיף 2.6 לתשקיף.

[ב] אם המספר הכולל של היחידות הכלולות בבקשות שתתקבלנה יהיה שווה או יעלה על המספר הכולל של היחידות המוצעות לציבור - תוקצינה כל היחידות המוצעות לציבור במחיר אחיד, אשר יהיה המחיר הגבוה ביותר שבו או במחירים גבוהים ממנו הוגשו בקשות לרכישת כל היחידות המוצעות (**"מחיר הרכישה שנקבע ליחידה"**).

ההקצאה של היחידות תיעשה כדלהלן:

[1] בקשות הנוקבות במחיר הגבוה ממחיר הרכישה שנקבע ליחידה - תיענינה במלואן.

[2] בקשות הנוקבות במחיר הנמוך ממחיר הרכישה שנקבע ליחידה - לא תיענינה.

[3] בקשות הנוקבות במחיר הרכישה שנקבע ליחידה - תיענינה באופן יחסי, כך שכל מזמין במחיר הרכישה שנקבע ליחידה יקבל מתוך מספר היחידות המוצעות לציבור שיוותר לחלוקה, לאחר ההקצאה בגין בקשות הנוקבות במחיר ליחידה הגבוה ממחיר הרכישה שנקבע ליחידה, בניכוי חלקם של המשקיעים המוסדיים כאמור בסעיף 2.5 לתשקיף, חלק השווה ליחס שבין מספר היחידות שהזמין בבקשה הנוקבת במחיר הרכישה שנקבע ליחידה, לבין המספר הכולל של היחידות הכלולות בכל הבקשות בהן נקב מחיר הרכישה שנקבע ליחידה, בניכוי חלקם של המשקיעים המוסדיים כאמור בסעיף 2.5 לתשקיף. הקצאת היחידות למשקיעים מוסדיים תיעשה כאמור בסעיף 2.5 לתשקיף.

[ג] אם הקצאת היחידות בהתבסס על מחיר הרכישה שנקבע ליחידה בהתאם לאמור לעיל תביא לכך שלא יתקיים פיזור מזערי באיגרות החוב כאמור בסעיף 2.2.7.2 לתשקיף, אזי תבוצע ההקצאה בהתאם לסעיף 2.2.5[ב] לתשקיף, אולם היחידות למשקיעים מוסדיים שהגישו בקשות הנוקבות במחיר הרכישה שנקבע ליחידה יוקצו באופן שווה לאופן ההקצאה לציבור ולא יחולו הוראות סעיף 2.2.5[ב] לתשקיף.

[ד] אם על-פי הקצאה כאמור בסעיף 2.2.5[ג] לתשקיף בהתבסס על מחיר הרכישה שנקבע ליחידה, לא יתקיים פיזור מזערי ביחידות כאמור בסעיף 2.2.7.2 לתשקיף, אזי תבוצע ההקצאה במחיר הרכישה שנקבע ליחידה כדלקמן:

[1] בקשות הנוקבות במחיר הנמוך ממחיר הרכישה שנקבע ליחידה - לא תיענינה.

[2] בקשות הנוקבות במחיר הרכישה שנקבע ליחידה או במחיר גבוה ממנו, ובכלל זה בקשות שהוגשו על-ידי משקיעים מוסדיים, תיענינה באופן יחסי, כך שכל מזמין יקבל מסך היחידות המוצעות לציבור,

חלק השווה ליחס שבין מספר היחידות שהזמין לבין המספר הכולל של היחידות הכלולות בכל הבקשות שבהן נקב מחיר הרכישה שנקבע ליחידה או במחיר גבוה ממנו.

[ה] אם גם כתוצאה מהקצאה לפי סעיף 2.2.5[ד] לתשקיף, לא יתקיימו דרישות הפיזור המזערי כאמור בסעיף 2.2.7.2 לתשקיף, אך מספר המחזיקים ביחידות יגיע ל-40% לפחות ממספר המחזיקים המזערי ביחידות כאמור בסעיף 2.2.7.2[ב] לתשקיף, תנקוט החברה את כל האמצעים החוקיים הדרושים, ותערוך הסדרים על חשבונה (באופן שהחברה תישא בעמלה למפזר בלבד), תוך שלושים (30) יום ממועד המכרז להנחת דעתו של דירקטוריון הבורסה, שיאפשרו השגת פיזור מזערי של היחידות תוך שלושה (3) חודשים ממועד המכרז. במשך התקופה בה ייערכו הסדרים כאמור, לא יוקצו היחידות המוצעות, ותמורת הצעת היחידות תוחזק בחשבון המיוחד (כהגדרתו בסעיף 2.2.6 לתשקיף), ותושקע בפיקדונות נזילים לא צמודים נושאי ריבית. נערכו הסדרים להנחת דעת דירקטוריון הבורסה כאמור, יוקצו היחידות למזמינים הזכאים לכך (כפוף להשגת פיזור מזערי ביחידות כמפורט בסעיף 2.2.7.2 לתשקיף), ותמורת ההצעה תועבר לחברה, על-פי הוראות סעיף 2.2.6.3[א] לתשקיף. הקצאת היחידות כאמור תיעשה בהתאם לסעיף 2.2.5[ד] לתשקיף במחיר הרכישה שנקבע ליחידה.

[ו] אם גם כתוצאה מהקצאה לפי סעיף 2.2.5[ד] לתשקיף, לא יתקיימו דרישות הפיזור המזערי ביחידות, כאמור בסעיף 2.2.7.2 לתשקיף, ומספר המחזיקים ביחידות לא יגיע ל-40% לפחות ממספר המחזיקים המזערי ביחידות כאמור בסעיף 2.2.7.2[ב] לתשקיף, אזי תבוצע ההקצאה מחדש במחיר רכישה חדש ליחידה (**"המחיר החדש שנקבע ליחידה"**), אשר לא יפחת ממחיר הרכישה המזערי של יחידה, ואשר יהיה מחיר הרכישה הגבוה ביותר ליחידה שבו ניתן יהיה להקצות את היחידות באופן שיתקיים פיזור מזערי ביחידות כאמור בסעיף 2.2.7.2 לתשקיף, ובלבד שלמזמין לא יוקצו יחידות במספר הגבוה מזה שהזמין, או במחיר הגבוה מהמחיר בו נקב בהזמנתו. נקבע מחיר חדש ליחידה כאמור בסעיף זה, תיעשה ההקצאה כאמור בסעיף 2.2.5[ד] לתשקיף, ובמקום "מחיר הרכישה שנקבע ליחידה" ייראה כאילו נאמר "המחיר החדש שנקבע ליחידה". במקרה זה יוקצו לכל אחד מהמזמינים חלק מהיחידות שהזמין במחיר החדש שנקבע ליחידה או במחיר גבוה ממנו, השווה ליחס שבין מספר היחידות שהזמין בבקשה הנוקבת במחיר החדש שנקבע ליחידה או במחיר גבוה ממנו, לבין המספר הכולל של היחידות הכלולות בכל הבקשות בהן נקבע המחיר החדש שנקבע ליחידה או במחיר גבוה ממנו. בקשות הנוקבות במחיר הנמוך מהמחיר החדש שנקבע ליחידה לא תיענינה.

[ז] אם גם כתוצאה מהקצאה לפי סעיף 2.2.5[ו] לתשקיף לא יתקיימו דרישות הפיזור המזערי ביחידות כאמור בסעיף 2.2.7.2 לתשקיף, אך מספר המחזיקים ביחידות יגיע ל-40% לפחות ממספר המחזיקים המזערי ביחידות

כאמור בסעיף 2.2.7.2[ב] לתשקיף, ייקבע מחיר יחידה על-פי המחיר המרבי שבו על-פי ההקצאה המפורטת בסעיף 2.2.5[ו] לתשקיף הושג לראשונה פיזור של מאה ועשרה (110) מחזיקים ביחידות והחברה תנקוט את כל האמצעים החוקיים הדרושים, ותערוך הסדרים על חשבונה (באופן שהחברה תישא בעמלה למפזר בלבד), תוך שלושים (30) יום ממועד המכרז, להנחת דעתו של דירקטוריון הבורסה, שיאפשרו השגת פיזור מזערי של היחידות תוך שלושה (3) חודשים ממועד המכרז בהצעה בדרך של מכרז על-פי התשקיף. במשך התקופה בה יערכו הסדרים כאמור, לא יוקצו היחידות המוצעות, ותמורת הצעת יחידות תוחזק בחשבון המיוחד (כהגדרתו בסעיף 2.2.6 לתשקיף) ותושקע בפיקדונות נזילים לא צמודים נשאי ריבית. נערכו הסדרים להנחת דעת דירקטוריון הבורסה כאמור, יוקצו היחידות למזמינים הזכאים לכך, ותמורת הצעת היחידות תועבר לחברה על-פי הוראות סעיף 2.2.6.3[א] לתשקיף.

[ח] אם לאחר ביצוע האמור בסעיף 2.2.5[ו] לתשקיף לא יגיע מספר המחזיקים במניות ל-40% ממספר המחזיקים המזערי ביחידות כמפורט בסעיף 2.2.7.2[ב] לתשקיף או אם לא ערכה החברה הסדרים כאמור בסעיף 2.2.5[ה] לתשקיף, אזי תבוטל הצעת היחידות על-פי תשקיף זה, לא יונפקו ולא יוקצו היחידות המוצעות על-פי התשקיף, ולמזמינים תוחזר התמורה ששולמה על-ידיהם, בצירוף פירותיה ובניכוי מס כדין, חאת תוך שני (2) ימי עסקים לאחר שיתברר כי ניירות הערך המוצעים לא יירשמו למסחר בבורסה.

[ט] אם כתוצאה מהקצאה כאמור בתשקיף זה לעיל ייווצרו שברי יחידות, הן תירכשנה על-ידי רכז ההנפקה בבורסה במחיר היחידה שנקבע.

2.2.6 <u>חשבון מיוחד</u>

2.2.6.1 סמוך לפני יום המכרז יפתח רכז ההנפקה חשבון נאמנות מיוחד, על שם החברה, נושא פירות (**"חשבון הנאמנות"**) וימסור למפיצים את פרטיו של חשבון הנאמנות.

חשבון הנאמנות ינוהל באופן בלעדי על-ידי רכז ההנפקה בשם החברה ועבורה בהתאם להוראות סעיף 28 לחוק ניירות ערך, התשכ"ח-1968 (**"חוק ניירות ערך"**).

כספים שיצטברו בחשבון הנאמנות יושקעו על-ידי רכז ההנפקה בפיקדונות נזילים לא צמודים נושאי ריבית על בסיס יומי.

2.2.6.2 המפיצים שבאמצעותם הוגשו הבקשות שנענו באופן מלא או חלקי יפקידו לחשבון הנאמנות, עד השעה 12:30 ביום העסקים הראשון שלאחר יום המכרז, את מלוא התמורה המגיעה מהם בגין הבקשות שנענו כאמור בסעיף 2.2.4[ג] לתשקיף.

2.2.6.3 <u>הוראות לעניין חשבון הנאמנות</u>

[א] אם בסיכום המכרז יתברר כי נרכשו כל היחידות המוצעות וכי התקיימו כל דרישות הפיזור המזערי, כאמור בסעיף 2.2.7 לתשקיף, ישלם רכז ההנפקה לחברה, לא יאוחר מתום יום העסקים הראשון שלאחר תאריך המכרז, את יתרת הכספים שיוותרו בחשבון הנאמנות לאחר ניכוי התשלומים שיש לשלמם על-פי הסכם החיתום ולאחר קבלת אישור הנאמן, חאת כנגד מכתבי הקצאה מהחברה בגין ניירות הערך הכלולים ביחידות.

[ב] אם בסיכום המכרז יתברר כי לא נרכשו כל היחידות המוצעות או אם נרכשו כל היחידות המוצעות אך לא התקיימו דרישות הפיזור המזערי, אולם מספר המחזיקים באיגרות החוב הגיע ל-40% לפחות ממספר המחזיקים המזערי כאמור בסעיף 2.2.7.2[ב] לתשקיף, יוותרו כל הכספים שהצטברו בחשבון הנאמנות ויושקעו כאמור בסעיף 2.2.6.1 לתשקיף חאת עד לעריכת הסדרים לפיזור איגרות החוב. אם תוך שלושים (30) יום מיום המכרז לא נערכו הסדרים להנחת דעת דירקטוריון הבורסה, שיאפשרו פיזור מזערי תוך שלושה (3) חודשים ממועד הרישום, יחזיר רכז ההנפקה למבקשים שבקשותיהם נענו, תוך שלושה (3) ימי עסקים נוספים, את הכספים שנצברו בחשבון המיוחד על-פירותיהם (בניכוי כל מס שיש לנכותו כדין בגין פירות אלה), חאת באמצעות המפיצים באמצעותם הועברו כספים אלה לחשבון המיוחד. אם נערכו הסדרים כאמור, יפעל רכז ההנפקה כאמור בסעיף 2.2.6.3[א] לתשקיף.

[ג] אם לאחר סיכום המכרז מספר המחזיקים לא יגיע למאה ועשרה (110) מחזיקים באיגרות החוב ו/או אם לא ערכה החברה הסדרים כאמור בסעיף 2.2.7.2[ב] לתשקיף, תבוטל הנפקת היחידות ולא יגבו כספים מהמזמינים.

רכז ההנפקה יחזיר למזמינים את תמורת ניירות הערך ששולמה על-ידיהם, אם שולמה, בצירוף הפירות שנצברו בגינה, אם יהיו, ובניכוי מס כדין - אם יחול.

2.2.7 <u>רישום למסחר והמסחר בבורסה</u>

2.2.7.1 הבורסה נתנה את אישורה לרישום למסחר בה את כתבי האופציה (סדרה 3) ואיגרות החוב (סדרה א') המוצעים על-פי תשקיף זה (לרבות המניות שינבעו ממימוש כתבי האופציה ומהמרת איגרות החוב).

2.2.7.2 בהתאם להנחיות הבורסה רישום ניירות הערך המוצעים למסחר

מותנה בשווי אחזקות ציבור ובשיעור אחזקות ציבור כקבוע בהנחיות הבורסה. כמו-כן מותנה רישומם למסחר של ניירות הערך בקיום פיזור מזערי ביחידות כמפורט להלן:

[א] מספר המחזיקים המזערי ביחידות המוצעות יהיה לפחות מאתים שבעים וחמישה (275) מחזיקים ששווי האחזקה של כל אחד מהם 12 אלפי ש"ח לפחות.

לעניין זה "מחזיק" ייחשב - מחזיק אחד ששווי אחזקותיו עולה על שווי אחזקה מזערי כאמור לעיל, או מחזיק ביחד עם אחרים, ששווי אחזקותיהם במשותף עולה על שווי האחזקה המזערי למחזיק כאמור.

[ב] לא התקיים פיזור מזערי של אחזקות הציבור ביחידות כאמור בסעיף 2.2.7.2[א] לתשקיף, אך מספר המחזיקים ביחידות הגיע ל-40% ממספר המחזיקים המזערי (מאה ועשרה (110) מחזיקים), יירשמו ניירות הערך המוצעים למסחר (כפוף לאמור בסעיף 2.2.7.2 לתשקיף) אם נערכו תוך שלושים (30) יום ממועד המכרז הסדרים, על-ידי החברה ועל חשבונה, להנחת דעת דירקטוריון הבורסה, שיאפשר השגת פיזור מזערי תוך שלושה (3) חודשים ממועד הרישום למסחר. לא נערכו הסדרים כאמור, לא יירשמו ניירות הערך המוצעים על-פי תשקיף זה למסחר, וההצעה תבוטל.

[ג] לא הגיע מספר המחזיקים ביחידות ל-40% ממספר המחזיקים המזערי, תבוטל ההנפקה.

2.2.7.3 התבטלה הנפקת היחידות כאמור לעיל, תדווח החברה על כך בדוח מיידי ותפרסם הודעה בנדון בעיתון יומי נפוץ בשפה העברית באותו יום, אם ניתן הדבר, ולמחרת בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית.

2.2.7.4 המסחר בכתבי האופציה (סדרה 3) ובאיגרות החוב (סדרה א') יחל סמוך לאחר רישומם למסחר. המניות שיתקבלו ממימוש כתבי האופציה ומהמרת איגרות החוב ייסחרו בבורסה יחד עם המניות הרגילות של החברה שיהיו במחזור במועד רישומן למסחר.

2.2.8 <u>מכתבי הקצאה ותעודות</u>

נענתה החברה לבקשה, כולה או מקצתה, תקצה החברה למבקש, באמצעות החברה לרישומים של בנק הפועלים בע"מ (**"החברה לרישומים"**), ביום העסקים הראשון שלאחר אותו המועד, את ניירות הערך הכלולים ביחידות שהבקשה לרכישתן נענתה ואשר תמורתם שולמה במלואה, על-ידי משלוח מכתבי ההקצאה

למבקש.

מכתבי ההקצאה יהיו ניתנים להעברה, לפיצול ולוויתור לטובת אחרים, כפוף למילוי כתב העברה או פיצול או ויתור ומסירתו, בצירוף מכתבי ההקצאה לחברה וכפוף לתשלום כל ההוצאות, המסים וההיטלים הכרוכים בכך, על-ידי המבקש.

תוך שלושה (3) חודשים ממועד המכרז תהיינה תעודות בגין איגרות החוב (סדרה א') מוכנות למסירה לזכאים להן, במשרדה הרשום של החברה, חלף מכתבי ההקצאה.

החברה לא תרציא תעודות בגין כתבי האופציה (סדרה 3), והאחזקה בהם תהיה בהתאם למכתבי ההקצאה ובהתאם לרשום בספר מחזיקי כתבי האופציה שתנהל החברה.

2.2.9 <u>הימנעות מעשיית הסדרים</u>

2.2.9.1 החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להימנע מעשיית הסדרים שאינם כתובים בתשקיף בקשר עם הצעת ניירות הערך, הפצתם ופיזורם בציבור, ומתחייבים להימנע מלהעניק זכות לרוכשי ניירות הערך על-פי התשקיף למכור את ניירות הערך שרכשו מעבר למפורט בתשקיף.

2.2.9.2 החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להודיע לרשות ניירות ערך על כל הסדר הידוע להם עם צד ג' הסותר את ההתחייבות כאמור בסעיף 2.2.9.1 לעיל.

2.2.9.3 החברה, הדירקטורים והחתמים מתחייבים בחתימתם על תשקיף זה להימנע מלהתקשר עם צד ג' כלשהו שלפי מיטב ידיעתם ערך הסדרים בניגוד לאמור בסעיף 2.2.9.1 לעיל.

2.2.9.4 החברה המציאה לרשות ניירות ערך, בתאריך פרסום תשקיף זה, התחייבות חתומה על-ידי כל אחד מהמחזיקים בתאריך התשקיף, חמישה אחוזים (5%) ומעלה מהון המניות המונפק של החברה או מכוחה הצבעה בה או מהסמכות למנות את הדירקטורים שלה, ואשר לפיה התחייבו אותם בעלי מניות לנהוג על-פי האמור בסעיפים 2.2.9.1 עד 2.2.9.3 לעיל.

2.2.9.5 החברה, הדירקטורים והחתמים לא יקבלו הזמנות לרכישת ניירות ערך המוצעים בהנפקה זו ממפיץ שלא יתחייב בכתב לנהוג בהתאם להוראות סעיף זה. החברה והחתמים יעבירו לרשות ניירות ערך העתקי מסמכי ההתחייבויות של המפיצים.

ס 2.2 <u>מיסוי</u>

כמקובל בעת קבלת החלטות על השקעות כספים, יש לשקול את השלכות המס הקשורות בהשקעה בניירות הערך המוצעים. ההוראות הכלולות בתשקיף בדבר מיסוי ניירות הערך אינן מתיימרות להוות פרשנות מוסמכת של הוראות החוק הנזכרות בתשקיף, ואינן באות במקום יעוץ מקצועי, בהתאם לנתונים המיוחדים לכל משקיע.

על-פי החוק הקיים, וכפוף לאמור להלן, יהיו רוכשי ניירות הערך בהצעה זו פטורים ממס על רווח הון ממכירת ניירות הערך שרכשו בהנפקה, כל עוד ניירות הערך האמורים רשומים למסחר בבורסה. הפטור האמור לא יחול על מי שעיסוקם בניירות ערך, או על נישומים שחלות עליהם הוראות פרק ב' לחוק מס הכנסה (תיאומים בשל אינפלציה), התשמ"ה-1985 (**"חוק התיאומים"**).

ביום 26 ביולי 2000 הוגשה לכנסת הצעת חוק לתיקון דיני המסים, התש"ס-2000 (**"הרפורמה במס"**) אשר לפיה תונהג רפורמה במס המבוססת על הרחבת בסיס המס, המלווה בהורדת שיעורי המס השוליים והכללת הכנסות שקודם לא היו בבסיס המס. אם הרפורמה במס תעבור את כל הליכי החקיקה בהתאם לדין, אזי משטר המס החדש יכלול, בין היתר, הורדה הדרגתית של שיעורי המס במיסוי ההכנסות מעבודה, מיסוי ההכנסות בשוק ההון בשיעור שלא יעלה על 25% (לגבי חברות - 36%), לרבות מרווחי הון ריאליים מניירות ערך שנסחרים בבורסה (כגון מניות, אופציות ואיגרות חוב) בישראל ובחו"ל ומרווחי הון ריאליים ממכירת נכסים שאינם נסחרים בבורסה בישראל.

לפיכך, אם הרפורמה במס תעבור את כל הליכי החקיקה בהתאם לדין ובהתאם להוראות המעבר, תהיה ההכנסה מרווחי הון ריאליים שיצמחו ליחידים בגין מניות (לרבות מניות נסחרות בבורסה) חייבת במס בשיעור של עד 25%. המס על ההכנסה מדיבידנד של יחידים יישאר בשיעור של 25%, וינוכה במקור.

בשלב זה לא ניתן להעריך את הסיכויים שהרפורמה במס תעבור את כל הליכי החקיקה, ואם תעבור אם ייעשו בה שינויים.

2.3 תנאי איגרות החוב (סדרה א')

2.3.1 <u>כללי</u>

איגרות החוב (סדרה א') מוצעות בזה על-פי החלטת דירקטוריון החברה מיום __ ב____ 2002 ובהתאם לשטר הנאמנות שנחתם ביום __ ב____ 2002 (**"שטר הנאמנות"**) בין החברה מצד אחד לבין ____________ (**"הנאמן"**) מצד שני.

2.3.2 <u>הגדרות</u>

בסעיף זה :

"מדד המחירים לצרכן" או **"המדד"** - משמעו מדד המחירים הידוע בשם "מדד

המחירים לצרכן" הכולל ירקות ופירות והמפורסם על-ידי הלשכה המרכזית לסטטיסטיקה ולמחקר כלכלי, וכולל אותו מדד אף אם יפורסם על-ידי גוף או מוסד רשמי אחר שיבוא במקומו, בין אם יהיה בנוי על אותם הנתונים שעליהם בנוי המדד הקיים ובין אם לאו. אם יבוא במקומו מדד אחר שיפורסם על-ידי גוף או מוסד כאמור ואותו גוף או מוסד לא קבע את היחס שבינו לבין המדד המוחלף, ייקבע היחס האמור על-ידי הלשכה המרכזית לסטטיסטיקה, ובמקרה שאותו יחס לא ייקבע כאמור, הוא ייקבע על-ידי דירקטוריון החברה, אשר יקבע בהתייעצות עם מומחים כלכליים שייבחרו על-ידו את היחס שבין המדד האחר למדד המוחלף.

"המדד הידוע" - המדד האחרון הידוע.

"המדד היסודי" - המדד שפורסם בגין חודש _____ 2002.

"מדד התשלום" - המדד הידוע ביום התשלום, אולם אם מדד התשלום נמוך מהמדד היסודי יהיה מדד התשלום המדד היסודי.

"יום עסקים" - משמעו יום בו פתוחים הבנקים בישראל לביצוע עסקאות.

"קרן" - משמע הערך הנקוב של איגרות החוב (סדרה א') שבמחזור.

"החברה לרישומים" – החברה לרישומים של ___________.

"יום מסחר" - יום בו מתבצעות עסקאות בבורסה.

2.3.3 <u>הקרן</u>

כפוף ליתר תנאי איגרות החוב, קרן איגרות החוב תיפרע ב__ תשלומים שווים ביום __ ב__ של כל אחת מהשנים ____ עד ___ (ועד בכלל).

2.3.4 <u>ריבית</u>

היתרה הבלתי מסולקת של קרן איגרות החוב תישא ריבית שנתית בשיעור של __% לשנה (**"שיעור הריבית"**). הריבית תהא צמודה למדד המחירים לצרכן.

הריבית תחושב החל ממחרת יום המכרז (היינו מיום __ ב____ 2002) ותשולם ב__ שיעורים שנתיים ביום __ ב__ של כל אחת מהשנים ___ עד ___ (ועד בכלל) בעד התקופה של שנים-עשר (12) החודשים שהסתיימו ביום הקודם למועד האמור (**"תקופת הריבית"**), למעט לגבי תקופת הריבית הראשונה, המתחילה ממחרת יום המכרז ומסתיימת ביום __ ב_____ 2002 אשר תחושב על בסיס שלוש מאות שישים וחמישה (365) יום בשנה. התשלום האחרון של הריבית ייעשה ביום _________ יחד עם התשלום האחרון של הקרן וכנגד מסירת תעודות איגרות החוב לחברה (**"מועד הפדיון ותשלום הריבית"**).

על אף האמור לעיל, אם נקבע מועד הפדיון ותשלום הריבית ביום שאיננו יום עסקים, יידחה מועד הפדיון ותשלום הריבית ליום העסקים הבא אחריו.

מכל תשלום ריבית ינוכה תשלום מס כדין (ראה סעיף 2.3.16.9 לתשקיף).

2.3.5 תנאי ההצמדה של הקרן והריבית

סכום קרן איגרות החוב והריבית על הקרן יהיו צמודים למדד המחירים לצרכן על בסיס המדד היסודי כדלקמן:

אם יתברר, במועד הפירעון של תשלום כלשהו על חשבון הקרן ו/או הריבית, כי מדד התשלום לאותו תאריך עלה לעומת המדד היסודי, תשלם החברה אותו תשלום של קרן ו/או ריבית, כשהוא מוגדל או מוקטן באופן יחסי לשיעור השינוי במדד התשלום לעומת המדד היסודי, אולם אם יתברר כי מדד התשלום זהה למדד היסודי אזי יהיה מדד התשלום המדד היסודי.

2.3.6 תשלומי הקרן והריבית של איגרות החוב

[א] התשלומים על חשבון הקרן ו/או הריבית בהתאמה ישולמו למחזיקי איגרות החוב (סדרה א') אשר שמותיהם יהיו רשומים בפנקס מחזיקי איגרות החוב של החברה כמחזיקים בסוף יום העסקים של ה__ ב___ של כל שנה שלפני מועד פירעונו של אותו תשלום (**"היום הקובע"**). על אף האמור לעיל, התשלום האחרון של הקרן והריבית ייעשה כנגד מסירת תעודות איגרות החוב לידי החברה במשרדה הרשום או בכל מקום אחר עליו תודיע החברה, ואת לא יאוחר מחמישה (5) ימי עסקים לפני המועד הקובע לפירעון התשלום האחרון.

[ב] בכל מקרה שבו מועד פירעון התשלום על חשבון קרן ו/או ריבית יחול ביום שאינו יום עסקים יידחה מועד התשלום ליום העסקים הראשון הבא אחריו ללא תוספת תשלום.

[ג] תשלום הקרן והריבית ייעשה כפוף לתנאי ההצמדה כאמור בסעיף 2.3.5 לתשקיף.

[ד] התשלום לזכאים ייעשה בשיקים או בהעברה בנקאית לזכות חשבון הבנק של האנשים אשר שמותיהם יהיו רשומים בפנקס מחזיקי איגרות החוב ואשר יצוין בפרטים שימסרו בכתב לחברה בעוד מועד, בהתאם לאמור בפסקה ה' להלן. אם החברה לא תוכל, מכל סיבה שהיא, שאינה תלויה בה, לשלם סכום כלשהו לזכאים לכך, יחולו הוראות סעיף 2.3.7 לתשקיף.

[ה] מחזיק איגרת חוב אשר יהיה מעוניין להודיע לחברה את פרטי חשבון הבנק לזיכויו בתשלומים על-פי איגרות החוב כאמור לעיל, או לשנות את פרטי החשבון האמור או את הוראותיו לגבי אופן התשלום, יוכל לעשות כן בהודעה במכתב רשום לחברה. ואולם החברה תמלא אחר ההוראה, אך ורק אם הגיעה למשרדה הרשום לפחות שלושים (30) יום לפני היום הקובע לפירעון תשלום כלשהו על-פי איגרת החוב.

במקרה שההודעה תתקבל על-ידי החברה באיחור, תפעל החברה לפיה רק ביחס לתשלומים שהמועד הקובע לפירעונם יחול לאחר מועד התשלום הסמוך ליום קבלת ההודעה.

[ו] לא מסר מחזיק איגרת חוב הזכאי לתשלום כאמור בעוד מועד לחברה פרטים בדבר חשבון הבנק שלו, ייעשה כל תשלום על חשבון הקרן והריבית בשיק שיישלח בדואר רשום לכתובתו האחרונה הרשומה בפנקס מחזיקי איגרות החוב. משלוח שיק לזכאי בדואר רשום כאמור ייחשב לכל דבר ועניין כתשלום הסכום הנקוב בו בתאריך שיגורו בדואר, ובלבד שנפרע עם הצגתו כהלכה לגביה.

2.3.7 הימנעות מתשלום מסיבה שאינה תלויה בחברה

[א] סכום כלשהו המגיע למחזיק איגרת החוב שלא שולם בפועל, במועד הקובע, מסיבה שאינה תלויה בחברה, בעוד שהחברה הייתה מוכנה לשלמו, יחדל לשאת ריבית והפרשי הצמדה מהמועד הקובע, ואילו מחזיק איגרת החוב יהיה זכאי אך ורק לאותם סכומים שהיה זכאי להם במועד שנקבע לפירעון אותו תשלום על חשבון הקרן, הריבית והפרשי ההצמדה.

[ב] החברה תפקיד בידי הנאמן תוך שלושים (30) יום מהמועד הקבוע לתשלום, את סכום התשלום שלא שולם מסיבה שאינה תלויה בחברה, והפקדה כאמור תחשב כסילוק אותו תשלום, ובמקרה של סילוק כל המגיע בגין איגרת החוב, גם כפדיון איגרת החוב. הנאמן ישקיע כל סכום כאמור בשמו ולפקודתו לזכות אותם בעלי איגרות חוב וישקיע בהשקעות המותרות לו על-פי דיני מדינת ישראל והוראות שטר הנאמנות, הכל כפי שהנאמן ימצא למתאים וכפוף להוראות הדין. עשה כן הנאמן, לא יהיה חייב לזכאים בגין אותם סכומים אלא את התמורה שתתקבל ממימוש ההשקעות בניכוי ההוצאות הקשורות בהשקעה האמורה, בניהול חשבון הנאמנות ובניכוי שכר טרחתו, וישלמה לזכאים כנגד הצגת אותן הוכחות שיידרשו על-ידו לשביעות רצונו המלאה ובניכוי כל תשלומי החובה. הנאמן יחזיק בסכומים הנ"ל וישקיעם בדרך האמורה לעיל עד תום שנה מפדיון המועד הסופי של איגרות החוב (סדרה א'). לאחר מועד זה יחזיר הנאמן את הסכומים שיצטברו בידיו, כולל רווחים הנובעים מהשקעתם, לחברה שתחזיק בסכומים אלו בנאמנות עבור מחזיקי איגרות החוב.

[ג] הנאמן ישלם לכל מחזיק איגרת חוב שעבורו הופקדו אצל הנאמן סכומים או כספים המגיעים למחזיקי איגרת החוב מתוך אותם סכומים, וזאת כנגד קבלת ההוכחות שיידרשו על-ידו, ובניכוי הוצאותיו ועמלתו, בשיעור שיהיה מקובל על-ידיו אותה עת.

2.3.8 דחיית מועדים

חל המועד הנקוב לפירעון של תשלום כלשהו של קרן או ריבית ביום שאינו יום עסקים, יידחה מועד התשלום ליום העסקים הבא אחריו, ללא תוספת תשלום.

2.3.9 פנקס מחזיקי איגרות החוב והעברת איגרות החוב

[א] החברה תחזיק ותנהל במשרדה פנקס מחזיקי איגרות החוב, ובו יירשמו מחזיקי איגרות החוב וכתובותיהם, מספרן וערכן הנקוב של איגרות החוב הרשומות על שמם. בפנקס תרשמנה כל העברות בעלות באיגרות החוב בהתאם להוראות שטר הנאמנות. הנאמן וכל מחזיק באיגרת חוב יהיה רשאי, בכל זמן סביר, לעיין בפנקס האמור. החברה רשאית לסגור את הפנקס מזמן לזמן ובלבד שהתקופה הכוללת שבה הפנקס סגור לא תעלה על שלושים (30) יום בכל שנה.

[ב] החברה לא תהיה חייבת לרשום בפנקס מחזיקי איגרות החוב שום הודעה בדבר נאמנות מפורשת, מכללא או משוערת, או משכון או שיעבוד מכל מין וסוג שהוא או כל זכות שביושר, תביעה או קיזוז או זכות אחרת כלשהי בקשר לאיגרת החוב. החברה תכיר אך ורק בבעלותו של האדם שבשמו נרשמו איגרות החוב, ובלבד שיורשיו החוקיים, מנהלי עזבונו או מבצעי צוואתו של הבעלים הרשום וכל אדם שיהיה זכאי לאיגרות החוב עקב פשיטת רגל של כל בעלים רשום (ואם הוא תאגיד - עקב פירוקו) יהיו רשאים להירשם כבעליהן לאחר מתן הוכחות מספקות להנחת דעתם של מנהלי החברה בדבר זכותם להירשם כבעלים.

[ג] הוראות תקנון החברה בדבר רישום בפנקס בעלי המניות, הכרה ביורשים, מבצעי צוואה ואפוטרופוסים של בעלי מניות שנפטרו, בדבר מחזיקים משותפים במניות ובדבר מתן הודעות לבעלי המניות, תחולנה, בשינויים המחויבים וכפוף להסדרים המתוארים בתשקיף, על מחזיקי איגרות החוב.

2.3 ס פיצול והעברת תעודות איגרות החוב

[א] כל תעודת איגרות חוב ניתנת לפיצול למספר תעודות איגרות חוב, אשר סך כל סכומי הקרן הנקובים בהן שווה לסכום הקרן הנקוב של התעודה, שפיצולה מבוקש, וזאת כנגד מסירת אותה תעודת איגרות חוב לחברה במשרדה הרשום לשם ביצוע הפיצול.

פיצול תעודות איגרות החוב כאמור ייעשה על-פי בקשת פיצול חתומה על-ידי המחזיק של אותן תעודות איגרות חוב או נציגיו החוקיים, אשר תימסר לחברה במשרדה הרשום, בצירוף תעודת איגרת החוב שפיצולה מבוקש.

[ב] ביצוע הפיצול ייעשה תוך שלושים (30) יום מתום החודש בו נמסרה התעודה במשרדה הרשום של החברה.

[ג] כל ההוצאות הכרוכות בפיצול, לרבות מס בולים והיטלים אחרים, אם יהיו כאלה, יחולו על מבקש הפיצול. תעודות איגרות החוב שיוצאו בעקבות הפיצול, תהיינה, כל אחת, בסכומי ערך נקוב בשקלים חדשים שלמים.

[ד] איגרת החוב ניתנת להעברה לגבי כל סכום ערך נקוב ובלבד שיהיה בשקלים חדשים שלמים. כל העברה של איגרת חוב תיעשה על-פי כתב העברה בנוסח מקובל, חתום כיאות על-ידי הבעלים הרשום או נציגיו החוקיים, שיימסר לחברה במשרדה הרשום בצירוף תעודות איגרות החוב המועברות על-פיו וכל הוכחה אחרת שתידרש על-ידי החברה לשם הוכחת זכותו של המעביר להעברתן.

[ה] אם יחול מס בולים או כל תשלום חובה אחר על כתב העברה של איגרות החוב, יימסרו לחברה הוכחות על תשלומם על-ידי המבקש, שתהיינה להנחת דעתה של החברה.

[ו] כל ההוצאות והעמלות הכרוכות בהעברה יחולו על מבקש ההעברה.

[ז] תקנון ההתאגדות של החברה החל על העברת מניות נפרעות במלואן ועל הסבתן, יחול בשינויים המחויבים מן העניין, על העברת איגרות החוב ועל הסבתן.

[ח] במקרה של העברת חלק בלבד מסכום הקרן הנקוב של איגרת חוב, תפוצל תחילה על-פי ההוראות שלעיל התעודה למספר תעודות איגרות חוב כמתחייב מכך, באופן שסך כל סכומי הקרן הנקובים בהן יהיה שווה לסכום הקרן הנקוב של תעודת איגרת החוב האמורה.

[ט] לאחר קיום כל התנאים האלה תרשם ההעברה בפנקס מחזיקי איגרות החוב ועל גבי תעודות איגרות החוב המועברות שתימסרנה למקבל העברה.

[י] האמור לעיל יחול בהתאם על מכתבי ההקצאה כל עוד לא הוחלפו לתעודות איגרות חוב.

2.3.11 שינוי זכויות

הזכויות הנלוות לאיגרות החוב (סדרה א׳) ניתנות לשינוי כמתואר בסעיף 2.3.16.3 לתשקיף.

2.3.12 פדיון מוקדם ביוזמת הבורסה

אם יוחלט על-ידי הבורסה על מחיקה מהרישום למסחר של איגרות החוב (סדרה א׳), מפני ששווי אחזקות הציבור בהן פחת מהסכום שנקבע בהנחיות הבורסה בדבר מחיקה מהמסחר, תהיה החברה רשאית להחליט על מועד פדיון שבו רשאי המחזיק באיגרות החוב (סדרה א׳) לפדותן. החליטה החברה כאמור, תפעל החברה כדלקמן:

[א] תוך ארבעים וחמישה (45) יום מיום ההחלטה על המחיקה מהרישום למסחר כאמור, תמסור החברה הודעה בכתב למחזיקי איגרות החוב הרשומים בפנקס מחזיקי איגרות החוב ותפרסם מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, שבה תודיע על מועד הפדיון שבו רשאי המחזיק באיגרת החוב לפדותה. החברה תשלם למחזיק איגרת החוב את הקרן בתוספת הפרשי הצמדה וריבית על-פי תנאי איגרת החוב, שנצברו עד יום התשלום בפועל.

[ב] בין יום ההודעה על קביעת מועד הפדיון לבין מועד הפדיון יעברו לפחות שלושים (30) יום ולא יותר מארבעים וחמישה (45) יום.

[ג] מועד הפדיון לא יחול בתקופה שבין המועד הקובע לתשלום ריבית לבין מועד תשלומה בפועל.

[ד] במועד הפדיון המוקדם תפדה החברה את איגרות החוב של המחזיקים שביקשו לפדות את איגרות החוב לפי יתרת ערכן הנקוב יחד עם הריבית והפרשי ההצמדה והריבית שהצטברו על הריבית עד מועד הפדיון בפועל.

[ה] קביעת מועד פדיון מוקדם כאמור בסעיף 2.3.12 זה אין בה כדי לפגוע בזכויות ההמרה והפדיון הקבועות באיגרות החוב (סדרה א׳), של מי ממחזיקי איגרות החוב שלא יפדה אותן במועד הפדיון המוקדם כאמור לעיל, אך איגרות החוב (סדרה א׳) תמחקנה מהמסחר בבורסה.

2.3.13 <u>קניית איגרות חוב (סדרה א׳) על-ידי החברה ו/או על-ידי חברה בת</u>

החברה שומרת לעצמה את הזכות לקנות בבורסה ומחוץ לבורסה, בכל עת, איגרות חוב (סדרה א׳) בכל מחיר שייראה לה, ולמכרם בהתאם. במקרה של קניה כזו תמסור החברה על כך דוח מיידי. החברה לא תהיה רשאית להנפיק מחדש איגרות חוב (סדרה א׳) שנקנו ו/או נפדו על-ידה, הן תמחקנה מהמסחר בבורסה ותפקענה חאת מבלי לפגוע בחובת הפירעון של יתרת איגרות החוב (סדרה א׳) שבמחזור.

חברה בת של החברה רשאית לרכוש ו/או לקנות מעת לעת איגרות חוב (סדרה א׳) בכל מחיר שייראה לה, ולמכרם בהתאם. במקרה של קנייה ו/או מכירה כאמור תמסור החברה על כך דוח מיידי. איגרות החוב (סדרה א׳) אשר תוחזקנה כאמור על-ידי חברה בת תיחשבנה כנכס של החברה הבת ולא תמחקנה מהמסחר בבורסה.

2.3.14 <u>זכויות המרה של איגרות חוב במניות</u>

בכל יום מסחר, החל מיום רישומן למסחר בבורסה של איגרות החוב ועד יום __ ב___ ____ (״**תקופת ההמרה**״), למעט בין הימים __ ל-___ של כל אחת מהשנים ____ עד ___ (ועד בכלל), תהיינה איגרות החוב שנמצאות במחזור באותו מועד ניתנות להמרה למניות רגילות של החברה נפרעות במלואן (״**מניות ההמרה**״)

באופן שכל __ ש"ח ערך נקוב של קרן איגרות החוב, תהיינה ניתנות להמרה למניה רגילה אחת בת 1 ש"ח ערך נקוב של החברה (**"יחס ההמרה"**), כפוף להתאמות כמפורט להלן.

בסעיף זה - כל יום מסחר בו ניתן להמיר את איגרות החוב ייקרא **"יום ההמרה"** והיום האחרון של תקופת ההמרה, ייקרא **"תום תקופת ההמרה"** או **"יום ההמרה האחרון"**.

[א] כל מחזיק איגרות חוב אשר ירצה להשתמש בזכותו להמיר את סכום קרן איגרות החוב שעומדות לזכותו אותה שעה וטרם הומרו במניות המרה (**"המבקש"**), כולן או חלקן, יגיש במישרין לחברה ביום ההמרה או בכל מקרה עד תום תקופת ההמרה, במשרדה הרשום או בכל מקום אחר עליו תודיע החברה או באמצעות הבנקים וחברי הבורסה, בקשה בכתב על כך על גבי טופס, כפי שייקבע על-ידי החברה, בצירוף תעודות איגרות החוב אליהן מתייחסת הבקשה או בצירוף מכתב ההקצאה אם טרם הונפקו תעודות איגרות החוב (**"הודעת ההמרה"**).

בהודעת המרה אחת ניתן לבקש המרה של יתרת הערך הנקוב של הקרן ושל מספר איגרות חוב הרשומות על שם אותו מחזיק, ובמקרה כזה יש לצרף אליה את כל תעודות איגרות החוב אליהן מתייחסת הודעת ההמרה.

במקרה של המרת איגרת חוב במניות בהתאם לסעיף זה לגבי חלק בלבד מסכום הערך הנקוב שלה, יש לפצל תחילה את איגרת החוב למספר איגרות חוב כמתבקש מכך ובאופן שסך כל סכומי הקרן הנקובים בהן יהיה שווה לסכום הערך הנקוב של איגרת חוב זו.

את טופסי הודעת ההמרה ניתן להשיג במשרדי החברה וכן בכל מקום אחר עליו תמסור החברה הודעה. המבקש יחתום בכל עת על כל מסמך נוסף אשר יהא דרוש לפי כל דין ולפי הוראות החברה לשם הקצאת מניות ההמרה. מבלי לגרוע מהאמור לעיל, דירקטוריון החברה מוסמך ליפות את כוחם של דירקטור או מזכיר החברה לחתום בשם המבקש ועבורו על כל מסמך נוסף שיהיה דרוש לשם השלמת הקצאתן של מניות ההמרה. היום בו נותן חבר הבורסה הוראת המרה במסלקת הבורסה (**"המסלקה"**), הממלאת אחר כל התנאים המפורטים בתשקיף זה, ייחשב כתאריך ההמרה.

אם יום ההמרה האחרון או יום ההמרה האחרון לפני פדיון חלקי מוקדם הוא יום שאינו יום מסחר בבורסה, ידחה יום ההמרה ליום המסחר שאחריו.

חוקי העזר של המסלקה בדבר לוח הזמנים לביצוע הוראה להמרת איגרות חוב קובעים כדלקמן:

[1] הודעת לקוח בדבר המרה שתתקבל עד השעה 12:00 במשרדי חבר הבורסה, תועבר על-ידי החבר למסלקה לא יאוחר מהשעה 12:00 ביום המסחר הבא אחריו.

[2] קיבלה המסלקה הודעה מחבר הבורסה בדבר המרה עד השעה 12:00, תחייב המסלקה את חבר הבורסה ותזכה בהתאם את החברה לרישומים, חאת לא יאוחר מהשעה 12:00 ביום המסחר הבא לאחר שנמסרה לה ההודעה כאמור.

[3] קיבלה החברה לרישומים הודעת המרה כאמור בסעיף קטן (2) לעיל עד השעה 12:00, תעביר החברה לרישומים את בקשת ההמרה למשרדי החברה לא יאוחר מהשעה 12:00 ביום המסחר הבא אחריו.

[4] כל הודעה מאלה המנויות בסעיף קטן (1) עד (3) לעיל שתתקבל לאחר השעה 12:00 ביום מסחר, תיחשב כאילו התקבלה לפני השעה 12:00, ביום המסחר הבא אחריו.

למרות האמור לעיל, בתום תקופת ההמרה על חברי הבורסה להעביר למסלקה את בקשות ההמרה הסופיות עד השעה 9:00, וההמרה תבוצע בו ביום. חבר בורסה שלא יגיש בקשה עד השעה האמורה תראה אותו המסלקה כמי שלא מימש את זכותו.

[ב] המבקש לא יהיה זכאי להקצאת חלק ממניית המרה אחת, אולם כל עודפי מניות ההמרה שיתהוו בעת ההמרה, אם יתהוו, יימכרו על-ידי החברה בבורסה תוך שלושים (30) יום לאחר שיצטברו עודפים אלו למניות שלמות בכמות המתקבלת על הדעת למכירה בבורסה (בהתחשב בעלויות הכרוכות בכך) והתמורה נטו בניכוי הוצאות מכירה, היטלים, תשלומי חובה (אם יהיו כאלה) ועמלה שלא תעלה על 1% מתמורת המכירה, תשולם לזכאים לה, בהתאם לחלקם היחסי, תוך ארבעה-עשר (14) ימי עסקים מתאריך המכירה על-ידי זיכוי חשבונם של הזכאים אצל המורשים לקבלת בקשות. לא יישלחו שיקים בסכום הנמוך מ-50 ש״ח.

[ג] ביום המסחר הראשון לאחר יום ההמרה תקצה החברה לכל מבקש את מניות ההמרה המגיעות לו, ולאור אישור הבורסה לרישום למסחר של מניות ההמרה, תפעל החברה לרישום של מניות ההמרה למסחר ותמסור לכל זכאי את תעודות המניה המתאימות עד תום החודש העוקב לאחר יום הקצאת המניות.

[ד] איגרות חוב אשר תומרנה תוצאנה מהמחזור במועד המרתן ותהיינה בטלות לחלוטין למפרע מיום ההמרה ולא תזכינה את בעליהן בכל זכות (פרט לזכות לקבל את ההקצאה של מניות ההמרה בגינן), ומבלי לפגוע בכלליות האמור לעיל, לא תקנינה כל זכות לריבית כלשהי לאחר התאריך האחרון לזכאות לתשלום ריבית שהמועד הקובע בגינה חל לפני מועד ההמרה וכן לא תקנינה כל זכות לקבלת קרן איגרות החוב והפרשי הצמדה בגינן (ואשר אמורים היו להשתלם ביחד עם הקרן, לו המבקש לא היה מממש את זכותו להמרה).

[ה] כל חלק מאיגרות החוב אשר לא יומר עד תום יום ההמרה, לא יקנה עוד למחזיק בו זכות כלשהי להמירו במניות המרה, חכות ההמרה בגינו תהיה בטלה ומבוטלת לאחר אותו מועד.

חל יום ההמרה האחרון ביום שאינו יום מסחר, יידחה המועד ליום המסחר הבא מיד אחריו. מניות ההמרה תקנינה לבעליהן את מלוא זכות ההשתתפות בכל דיבידנד וחלוקה אחרת ואשר המועד הקובע את הזכות לקבלתן הינו מועד ההמרה או לאחריו, ותהיינה שוות זכויות מכל הבחינות למניות הרגילות של החברה שיהיו קיימות בהון החברה אותה עת.

[ו] הודעת המרה שהוגשה אינה ניתנת לביטול או לשינוי.

[ז] אם יחליט דירקטוריון הבורסה למחוק מן המסחר מניות מסוג מניות ההמרה, ואם לא קיים יום המרה בתקופה שבין ההחלטה על המחיקה לבין ביצועה, תקבע החברה יום המרה מיוחד לאיגרות החוב, במועד שיתואם עם הבורסה.

2.3.15 הוראות להגנת מחזיקי איגרות החוב בתקופת ההמרה

[א] חלוקת מניות הטבה והשתתפות בהנפקת זכויות

אם החברה תחלק מניות הטבה, יחולו ההוראות הבאות:

[1] כפוף לאמור להלן, אם החברה תחלק מניות הטבה אשר התאריך הקובע לחלוקתן יחול לפני תאריך ההמרה, ייווספו למניות ההמרה, שמחזיק באיגרות חוב זכאי להן עם המרתן, מניות במספר ובסוג שמחזיק איגרות החוב היה זכאי להן כמניות הטבה אילו המיר את איגרות החוב ערב התאריך הקובע את הזכות לקבלת מניות הטבה. יחס ההמרה של איגרות החוב למניות לא ישתנה כתוצאה מהוספת מניות כאמור.

ההוראות המתייחסות למניות ההמרה תחולנה גם לגבי המניות שייווספו למניות ההמרה, כפוף לשינויים המחויבים. במקרה של התאמות לפי סעיף קטן זה, לא יהיה המבקש זכאי לקבל חלק ממניה שלמה אחת, ותחולנה הוראות סעיף 2.3.14[ב] לתשקיף. שיטת התאמה זו אינה ניתנת לשינוי.

[2] אם יוצעו לבעלי המניות של החברה בדרך של זכויות, זכויות לרכישת ניירות ערך כלשהם, לא יוגדל יחס ההמרה ועל החברה להציע או לגרום לכך כי יוצעו הזכויות באותם תנאים, בשיעורים המחויבים, גם למחזיקי איגרות חוב (סדרה א') שטרם הומרו, כאילו המירו מחזיקי איגרות חוב אלה את איגרות החוב שלהם ערב התאריך הקובע את הזכות להשתתף בהנפקת הזכויות הנ"ל. שיטת התאמה זו אינה ניתנת לשינוי.

[3] יחס ההמרה יותאם רק במקרה של חלוקת מניות הטבה כאמור אך לא במקרה של הנפקות אחרות כלשהן (כולל הנפקות לבעלי עניין).

[ב] <u>חלוקת דיבידנדים</u>

אם החברה תחלק דיבידנד במזומן, יחולו ההוראות הבאות:

[1] מייד לאחר היום הקובע לחלוקת הדיבידנד במזומן יחושב היחס בין שער המניה בסוף היום הקובע כאמור לבין שער המניה, כפי שייקבע על-ידי הבורסה, כשהוא מותאם לחלוקת הדיבידנד.

[2] שער ההמרה של איגרות החוב יותאם בהתאם לתוצאת חלוקת שער ההמרה הקודם ביחס שנקבע כאמור בסעיף קטן (1) לעיל. החברה תודיע על שער ההמרה המותאם כאמור לא יאוחר מהיום בו תסחרנה המניות אקס דיבידנד.

[ג] <u>הוראות נוספות להגנת מחזיקי איגרות החוב עד תום תקופת ההמרה</u>

מתאריך התשקיף וכל עוד לא הומרו או לא נפרעו איגרות חוב מהנפקה זו, אולם בכל מקרה לא יאוחר מתום תקופת ההמרה, תחולנה ההוראות הבאות:

[1] החברה תשמור כמות מספקת של מניות רגילות בהונה הרשום להבטחת ביצוע זכות ההמרה ובמקרה הצורך תגרום להגדלת ההון הרשום שלה.

[2] אם החברה תאחד את המניות הרגילות שבהונה המונפק למניות בנות ערך נקוב גדול יותר או תחלקן בחלוקת משנה למניות בנות ערך נקוב קטן יותר, יוקטן או יוגדל, לפי המקרה, יחס ההמרה לאחר פעולה כאמור.

[3] החברה לא תחלק לבעלי המניות הרגילות מניות הטבה שלא במניות רגילות.

[4] החברה תימנע מחלוקת מניות הטבה העלולות להביא להקצאת מניות המרה במחיר הנמוך מערכן הנקוב.

[5] תוך עשרה (10) ימים מכל התאמה בהתאם לאמור בסעיף 2.3.15[א] לתשקיף, תפרסם החברה מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, בדבר זכותם של מחזיקי איגרות החוב להמיר את איגרות החוב שלהם תוך ציון יחס ההמרה, תקופת ההמרה וכן תוך ציון מספר וסוג מניות הטבה המגיעות להם.

בנוסף לכך, לא יאוחר מאשר שלושה (3) שבועות ולא מוקדם מאשר ארבעה (4) שבועות לפני תום תקופת ההמרה, תפרסם החברה

מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, ותשלח הודעה לכל בעלי איגרות החוב חודש לפני תום תקופת ההמרה, על המועד האחרון של המרת איגרות החוב ופקיעתם. הודעה כאמור תציין את יחס ההמרה בעת ההמרה בפרק זמן זה. בהודעה יאמר גם כי זכות ההמרה לא תתקיים לאחר תום תקופת ההמרה של איגרות החוב.

[6] החברה תעמיד במשרדה הרשום העתק מהדוחות התקופתיים ומהדוחות הכספיים ביניים שלה לעיון בעלי איגרות החוב חאת בשעות העבודה הרגילות. לפי בקשת כל בעלים רשום בפנקס איגרות החוב, תשלח לו החברה העתק מהדוחות האמורים לכתובת בישראל כפי שנמסרה על-ידיו.

[7] החברה לא תקבל החלטה ולא תכריז על חלוקת דיבידנד או מניות הטבה או הצעת זכויות לרכישת ניירות ערך ("ההחלטה") כאשר התאריך הקובע את הזכות לקבלתם קודם לתאריך ההחלטה, והתאריך הקובע יהיה לא פחות מעשרה (10) ימי עסקים לאחר קבלת ההחלטה או ההכרזה כאמור.

[ד] <u>פירוק מרצון</u>

במקרה של קבלת החלטה על פירוק החברה מרצון, תיתן החברה הודעה בכתב לכל המחזיקים באיגרות החוב שבמחזור ולנאמן בדבר קבלת ההחלטה כאמור וכן תפרסם מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית. כל בעל איגרות חוב יהיה זכאי, לפי רצונו, להיחשב כאילו מימש את זכות ההמרה בגינה ערב קבלת ההחלטה, חאת אם יודיע בכתב למנפיקה על רצונו זה תוך שלושה (3) חודשים מתאריך ההודעה. במקרה זה יהיה מחזיק איגרות החוב זכאי להשתתף בחלוקת עודף רכושה של החברה בפירוק (לאחר סילוק כל חובותיה) בין בעלי מניותיה, חאת בסכום שהיה מקבל בפירוק החברה לו היה בעל מניות בחברה ערב קבלת החלטת הפירוק עקב המרת איגרות החוב שברשותו - לאחר ניכוי סכומי הריבית והפרשי הצמדה ששולמו בגין אותן איגרות חוב בתאריך ההחלטה או לאחר מכן (למעט ריבית והפרשי הצמדה שזמן פירעונם חל לפני תאריך ההחלטה, אף אם שולמו בתאריך ההחלטה או לאחר מכן). בעל איגרות החוב לא יהיה זכאי לכל תשלום על-פי איגרת החוב שזמן פירעונה חל לאחר תאריך ההחלטה.

2.3.16 <u>שטר הנאמנות</u>

2.3.16.1 <u>הנאמן</u>

__________ משמשת כנאמן לבעלי איגרות החוב על-פי תשקיף זה בהתאם לשטר הנאמנות שנחתם ביום __ ב______ 2002 בין

הנאמן לבין החברה. הנאמן הינו חברה פרטית שנתאגדה בישראל ואשר מטרתה העיקרית הינה עיסוק בנאמנות.

הנאמן הצהיר בשטר הנאמנות כי הוא כשיר על-פי חוק ניירות ערך או כל דין אחר להתקשר עם החברה על-פי שטר הנאמנות וכי הוא עונה על הדרישות ותנאי הכשירות הקבועים בחוק ניירות ערך לשמש נאמן להנפקת איגרות החוב נשוא תשקיף זה.

2.3.16.2 הבטחת איגרות החוב

[א] איגרות החוב (סדרה א') אינן מובטחות בבטוחה כלשהי.

[ב] מובהר בזה כי החברה תהיה רשאית לשעבד את רכושה, כולו או מקצתו, בכל שיעבוד ובכל דרך שהיא ללא כל צורך בהסכמה כלשהי מהנאמן.

[ג] מבלי לגרוע מכלליות האמור לעיל, שומרת החברה לעצמה את הזכות להנפיק בכל עת סדרות נוספות של איגרות חוב בין שיקנו זכות המרה במניות החברה ובין שלא יקנו זכות כאמור, ובאותם תנאי פדיון, ריבית, הצמדה, דרגת פירעון במקרה של פירוק ותנאים אחרים כפי שהחברה תמצא לנכון, ובין שהם עדיפים על פני תנאי איגרות החוב, שווים להם או נחותים מהם.

2.3.16.3 ויתור, פשרות ו/או שינויים בשטר הנאמנות ובתנאי איגרות החוב

[א] כפוף להוראות חוק ניירות ערך יהיה הנאמן רשאי מזמן לזמן ובכל עת אם שוכנע כי אין בדבר, לדעתו, משום פגיעה בזכויות מחזיקי איגרות החוב, לוותר על כל הפרה או אי מילוי של כל תנאי מתנאי שטר הנאמנות על-ידי החברה.

[ב] כפוף להוראות חוק ניירות ערך ובאישור מוקדם שיתקבל על-ידי אסיפה כללית של מחזיקי איגרות החוב ברוב של 75% מהמשתתפים בהצבעה ("החלטה מיוחדת"), שנכחו בה המחזיקים בעצמם, או על-ידי באי כוחם, לפחות 50% מיתרת הערך הנקוב של איגרות החוב שבמחזור, או באסיפה נדחית, שנכחו בה המחזיקים בעצמם או על-ידי באי כוחם, לפחות 10% מן היתרה האמורה, יהיה הנאמן רשאי, בין לפני ובין אחרי שקרן איגרות החוב תעמוד לפירעון, להתפשר עם החברה בקשר לכל זכות או תביעה של מחזיקי איגרות החוב ולהסכים עם החברה לכל הסדר בקשר עם זכויותיו או זכויות מחזיקי איגרות החוב, כולל לוותר על כל זכות או תביעה שלו ו/או של מחזיקי איגרות החוב כלפי החברה על-פי שטר הנאמנות.

[ג] כפוף להוראות חוק ניירות ערך רשאים הנאמן והחברה, בין לפני ובין אחרי שקרן איגרות החוב תעמוד לפירעון, לשנות את שטר הנאמנות אם נתקיים אחד מאלה:

[1] הנאמן שוכנע כי השינוי אינו פוגע במחזיקי איגרות החוב.

[2] המחזיקים באיגרות החוב הסכימו לשינוי המוצע בהחלטה מיוחדת, שנכחו בה המחזיקים, בעצמם או על-ידי באי כוחם, לפחות 50% מיתרת הערך הנקוב של איגרות החוב שבמחזור, או באסיפה נדחית, שנכחו בה המחזיקים, בעצמם או על-ידי באי כוחם, של לפחות *10%* מן היתרה האמורה.

[ד] החברה תמסור דוח מיידי על כל שינוי כאמור מייד עם ביצועו.

[ה] האסיפות הכלליות כאמור בסעיף 2.3.16.3 זה יכונסו על-פי הוראות סעיף 2.3.16.4 לתשקיף.

[ו] בכל מקרה של שימוש בזכות הנאמן על-פי סעיף זה לעיל, יהיה הנאמן רשאי לדרוש ממחזיקי איגרות החוב למסור לו או לחברה את איגרות החוב, לשם רישום הערה בדבר כל פשרה, ויתור, שינוי או תיקון כאמור ולפי דרישת הנאמן תרשום החברה הערה כאמור.

[ז] על אף האמור בסעיף זה לעיל, על-פי הנחיות הבורסה, תנאי איגרות החוב בכל הקשור ליחס ההמרה, תקופת ההמרה וסוג ההצמדה אינם נתונים לשינוי. על אף האמור לעיל, על-פי הנחיות הבורסה רשאית החברה לשנות את תקופת ההמרה או את יחס ההמרה, ובלבד שהדבר נעשה במסגרת הסדר או פשרה, אשר אושר על-ידי בית משפט, בהתאם לסעיף 350 לחוק החברות, התשנ"ט-1999 (**"חוק החברות"**).

2.3.16.4 <u>זימון אסיפות של מחזיקי איגרות החוב</u>

הנאמן או החברה רשאים לזמן אסיפות של מחזיקי איגרות החוב. זימנה החברה אסיפה כאמור, עליה לשלוח מיד הודעה בכתב לנאמן על המקום, היום והשעה בה תתקיים האסיפה וכן על העניינים שיובאו לדיון בה. החברה תהיה חייבת לזמן אסיפה כללית לפי בקשה בכתב של הנאמן או לפי בקשה של בעלי איגרות החוב המחזיקים לפחות 10% מהיתרה הבלתי מסולקת של קרן איגרות החוב שבמחזור, לפי העניין. במקרה שהמבקשים את זימון האסיפה הינם מחזיקי איגרות החוב, יהיו החברה ו/או הנאמן, לפי העניין, רשאים לדרוש מהמבקשים שיפוי עבור ההוצאות הסבירות הכרוכות בכך.

על כל אסיפה של בעלי איגרות החוב תינתן הודעה מוקדמת של ארבעה-עשר (14) יום לפחות, אשר בה יפורטו המקום, היום ושעת האסיפה, וכן יצוינו בה באופן כללי הנשאים שידונו באסיפה. ההודעה תינתן למחזיקי איגרות החוב, לנאמן ובדוח מיידי.

במקרה בו מטרת האסיפה הינה דיון וקבלת החלטה מיוחדת, תינתן הודעה מוקדמת בדבר כינוס האסיפה עשרים ואחד (21) יום לפחות לפני המועד המתוכנן לכינוסה. הודעה כאמור תפרט בנוסף לאמור לעיל גם את עיקרי ההחלטה המוצעת. הנאמן רשאי לקצר את מועד ההודעה המוקדמת הנ"ל אם ראה כי דחייה בכינוס האסיפה מהווה פגיעה בזכויות מחזיקי איגרות החוב.

לא תיפסל החלטה כלשהי שנתקבלה כדין באסיפה שזומנה כאמור לעיל, אם מחמת שגגה לא ניתנה עליה הודעה לכל מחזיקי איגרות חוב או שהודעה כאמור לא נתקבלה על-ידי כל מחזיקי איגרות החוב.

כל הודעה כאמור מטעם החברה ו/או הנאמן למחזיקי איגרות החוב, תינתן על-ידי מודעה שתפורסם בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, או על-ידי משלוח הודעה בדואר רשום לכל מחזיק רשום של איגרות החוב לפי כתובתו האחרונה הרשומה בפנקס בעלי איגרות החוב. כל הודעה שתפורסם או שתישלח כאמור לעיל, תיחשב כאילו נמסרה לידי מחזיקי איגרות החוב ביום פרסומה כאמור או כעבור שלושה (3) ימים ממועד שיגורה בדואר, לפי העניין.

2.3.16.5 <u>אסיפות מחזיקי איגרות החוב</u>

[א] יושב ראש האסיפה יהיה אדם שיתמנה על-ידי הנאמן. לא מינה הנאמן יושב ראש או שהוא נעדר מהאסיפה, יבחרו מחזיקי איגרות החוב הנוכחים יושב ראש מביניהם.

[ב] אסיפת בעלי איגרות החוב תיפתח לאחר שיוכח כי קיים המניין החוקי הדרוש להתחלת הדיון. כפוף למניין החוקי הנדרש באסיפה שכונסה לקבלת החלטה מיוחדת, וכפוף למניין החוקי הנדרש לפיטורי נאמן על-פי חוק ניירות ערך, יהוו שני מחזיקי איגרות חוב הנוכחים בעצמם או על-ידי בא-כוח והמחזיקים או המייצגים יחדיו לפחות עשירית (1/10) מהיתרה הבלתי מסולקת של איגרות החוב הנמצאות במחזור אותה עת, מניין חוקי.

באסיפה שכונסה לקבלת החלטה מיוחדת, ובין היתר בנושאים המפורטים להלן:

[1] שינוי ו/או תיקון שטר הנאמנות.

[2] הסדר לארגון מחדש של החברה עם כל חברה אחרת.

[3] כל תיקון, שינוי או הסדר של זכויות מחזיקי איגרות החוב, בין אם זכויות אלה נובעות מאיגרת החוב, שטר הנאמנות או אחרת, או כל פשרה או ויתור בקשר עם זכויות אלה.

יהיה מניין חוקי - אם נכחו באסיפה מחזיקים של לפחות 50% מהיתרה הבלתי מסולקת של איגרות החוב שבמחזור אותה עת, או באסיפה נדחית - אם נכחו בה מחזיקים של לפחות 10% מן היתרה האמורה.

[ג] בעלי איגרות החוב זכאים להשתתף ולהצביע באמצעות באי-כוח.

[ד] כל אסיפה של מחזיקי איגרות החוב תתקיים במשרדה הרשום של החברה או במען אחר עליו תודיע החברה, אלא אם יודיע הנאמן על מקום אחר לכינוסה.

[ה] אם תוך חצי שעה מהמועד שנקבע להתחלת אסיפה כזו לא יהיה מניין חוקי, תידחה האסיפה לאותו יום בשבוע שלאחריו (ובמקרה שיום זה אינו יום עסקים ליום העסקים הבא מייד לאחריו) ולאותו מקום מבלי שתהיה חובה להודיע על כך למחזיקי איגרות החוב, או ליום, מקום ושעה אחרים, לפי בחירת המזמין, אשר יודיע עליהם למחזיקי איגרות החוב לפחות שלושה (3) ימים מראש. לא נמצא מניין חוקי באסיפה שנדחתה כאמור, יהיו באותה אסיפה שני (2) מחזיקי איגרות חוב הנוכחים בעצמם או על-ידי באי-כוחם, מבלי להתחשב בערך הנקוב המוחזק על-ידם, מניין חוקי, כל זאת בתנאי שההוראה הקובעת את המניין החוקי כאמור תפורסם במסגרת ההודעה על האסיפה המקורית ובתנאי שההודעה למחזיקי איגרות החוב על קיום האסיפה הנדחית תפורסם בהתאם לאמור לעיל לא יאוחר משבעה (7) ימים לפני מועד כינוס האסיפה הנדחית. הודעה כאמור יכול שתפורסם במסגרת ההודעה על האסיפה המקורית (האסיפה הכללית שנדחתה).

[ו] בהסכמת רוב באסיפה שנוכח בה מניין חוקי, רשאי יושב הראש, ולפי דרישת האסיפה הינו חייב, לדחות את האסיפה מפעם לפעם וממקום למקום, כפי שהאסיפה תחליט. אם האסיפה נדחתה לעשרה (10) ימים או יותר, תינתן הודעה על האסיפה הנדחית באותו אופן כפי שמודיעים על האסיפה הראשונה. פרט לאמור לעיל, לא יהיה מחזיק איגרת חוב זכאי לקבל כל הודעה על אסיפה נדחית ו/או על העניינים שבהם

ידונו באסיפה הנדחית. לא ידונו באסיפה נדחית אלא בעניינים שבהם אפשר היה לדון באסיפה שבה הוחלט על דחייתה.

[ז] בהצבעה יהיה לכל מחזיק, הנוכח בעצמו או על-ידי בא-כוחו, קול אחד בגין כל 1 ש"ח ערך נקוב מהקרן הכוללת הנקובה שטרם נפרעה של איגרות החוב שמכוחן רשאי הוא להצביע.

[ח] הרוב הדרוש להחלטה רגילה הוא רוב רגיל של מספר הקולות המיוצגים בהצבעה באסיפה. הרוב הדרוש להחלטה מיוחדת באסיפה כזו הוא רוב של לא פחות מ-75% ממספר הקולות המיוצגים בהצבעה כאמור.

[ט] כתב מינוי הממנה שלוח יהיה בכתב וייחתם על-ידי הממנה או על-ידי בא-כוחו שיש לו הסמכה לעשות כן. אם הממנה הוא תאגיד, ייעשה המינוי בכתב ויהא חתום בחותמת התאגיד בצירוף חתימתו של מזכיר התאגיד או בא-כוחו של התאגיד, שיש לו הסמכות לעשות כן. כתב מינוי של שלוח ייערך בכל צורה מקובלת. שלוח אינו חייב להיות בעצמו מחזיק איגרת חוב. כתב מינוי וייפוי הכוח או התעודה האחרת שעל-פיה נחתם כתב המינוי או העתק מאושר של ייפוי כוח כזה, יופקדו במשרדה הרשום של החברה לא פחות מארבעים ושמונה (48) שעות לפני המועד של האסיפה לגביה ניתן ייפוי הכוח, אלא אם נקבע אחרת בהודעה המזמנת את האסיפה. כל תאגיד שהוא בעלים של איגרת חוב, רשאי על-ידי הרשאה בכתב חתומה כדין ליפות את כוחו של אדם שייראה בעיניו לפעול כנציגו בכל אסיפה של בעלי איגרות החוב, והאדם שהורשה יהיה רשאי לפעול בשם התאגיד שהוא מייצג.

[י'] כל הצעת החלטה שיעמידו אותה להצבעה באסיפת מחזיקים, תוכרע בדרך של הרמת ידיים אלא אם נדרשה הצבעה בקלפי על-ידי יושב הראש או על-ידי לפחות שני (2) מחזיקי איגרות חוב הנוכחים בעצמם או על-ידי באי-כוחם, בין לפני שנערכה הצבעה בהרמת ידיים ובין לאחריה וההצבעה בקלפי תהיה מכרעת. במקרה של מחזיקים במשותף יתקבל רק קולו של הבכיר מביניהם המבקש להצביע, אם בעצמו ואם על-ידי בא-כוחו, ולצורך זה תיקבע הבכורה על-פי הסדר שבו רשומים השמות בפנקס המחזיקים.

הנאמן שישתתף באסיפה על-פי הזמנת החברה, ישתתף ללא זכות הצבעה.

[יא] בהצבעה לפי מניין קולות רשאי המחזיק איגרת חוב, או בא-כוחו, להצביע בגין חלק מהקולות שלו בעד ההצעה העומדת לדיון, ובגין חלקם נגד ההצעה, לפי ראות עיניו.

[יב] קול שניתן בהתאם לתנאים שבמסמך הממנה בא-כוח, יהיה בר תוקף אף אם קודם לכן נפטר המרשה או היה פסול דין או בוטל כתב המינוי או הועברה איגרת החוב שלגביה ניתן הקול, אלא אם נתקבלה במשרדה הרשום של החברה לפני האסיפה הודעה בכתב בדבר פטירת המרשה, היותו לפסול דין, או בדבר הביטול או ההעברה כאמור לעיל.

[יג] יושב ראש האסיפה ידאג לעריכת פרוטוקול של האסיפה של מחזיקי איגרות החוב, שיירשם בספר הפרוטוקולים. כל פרוטוקול כזה ייחתם על-ידי יושב הראש של האסיפה או על-ידי יושב הראש של האסיפה הבאה, וכל פרוטוקול חתום כאמור ישמש עדות מכרעת על ההליכים באסיפה, וכל עוד לא יוכח ההפך, הרי כל החלטה שנתקבלה באסיפה כזו תיחשב כאילו נתקבלה כדין.

[יד] אדם או אנשים שיתמנו על-ידי הנאמן, מזכיר החברה וכל אדם או אנשים אחרים שיורשו לכך על-ידי החברה, יהיו רשאים להיות נוכחים באסיפות של מחזיקי איגרות החוב האמורות, ללא זכות הצבעה.

[טו] לאסיפת המחזיקים שזומנה בהתאם לתנאים אלה תהיה הסמכות, באמצעות קבלת החלטה מיוחדת, בין היתר, להסכים לכל הסדר לארגון מחדש של החברה או למיזוג החברה עם חברה אחרת.

2.3. 16.6 <u>פיצוי הנאמן</u>

מבלי לפגוע בזכויות לפיצוי הניתנות לנאמן לפי החוק ו/או במחויבויות החברה על-פי שטר הנאמנות, יהיו הנאמן וכל כונס נכסים, באי כוחו, מנהל, סוכן או אדם אחר שמונה על-ידי הנאמן בהתאם לשטר הנאמנות, זכאים לקבל פיצויים מתוך הנכסים המשועבדים או מתוך כל הכספים וההשקעות שיתקבלו על-ידי הנאמן מההליכים שנקט ו/או באופן אחר על-פי שטר הנאמנות, בנוגע להתחייבויות שקיבלו על עצמם, ולכסות הוצאות שהוציאו אגב ביצוע הנאמנות לפי שטר הנאמנות או בקשר לפעולות כאלה שלפי דעתם היו דרושות לביצוע הנ"ל, או לשלם ולכסות כל סכום אשר הם זכאים לו לפי שטר הנאמנות או על-פי כל דין או בקשר לשימוש בסמכויות והרשאות הנתונים בתוקף שטר הנאמנות וכן בקשר לכל מיני הליכים משפטיים, חוות דעת עורכי דין ומומחים אחרים, משא ומתן, דין ודברים,

הרצאות, תביעות ודרישות בנוגע לכל דין או דבר שנעשו או לא נעשו באופן כלשהו ביחס לנדון, והנאמן יוכל לעכב את הכספים הנמצאים ברשותו ולשלם מתוכם את הסכומים הנחוצים לשם תשלום הפיצוי. כל הסכומים האמורים ייחשבו כמובטחים על-ידי הנכסים המשועבדים בעדיפות על זכויות בעלי איגרות החוב.

2.3.16.7 <u>מינוי נאמן חדש ופקיעת כהונת הנאמן</u>

על כהונת הנאמן ופקיעתה ועל מינוי נאמן חדש יחולו הוראות חוק ניירות ערך. לכל נאמן חדש יהיו אותם הכוחות, הסמכויות וההרשאות האחרות והוא יוכל לפעול, בכל המובנים, כאילו נתמנה כנאמן מלכתחילה כפוף לסעיף 35יד לחוק ניירות ערך.

כפוף להוראות חוק ניירות ערך, הנאמן וכל נאמן שיבוא במקומו יהיו רשאים להתפטר מתפקידם לאחר מתן הודעה בכתב לחברה שלושה (3) חודשים מראש אשר בה יפרטו את סיבות ההתפטרות. ההתפטרות תיכנס לתוקף רק לאחר שיבוא עליה אישור בית המשפט ומן היום שיקבע לכך באישור.

המחזיקים 10% מיתרת הערך הנקוב של איגרות החוב רשאים לכנס אסיפה כללית של בעלי תעודות איגרות החוב, והאסיפה רשאית להחליט, על-פי הצבעת המחזיקים 50% לפחות מיתרת הערך הנקוב של איגרות החוב, על העברת הנאמן מתפקידו. הנאמן והחברה יגישו דוח מיידי על כל אירוע כאמור לעיל בקשר לכהונת הנאמן.

2.3.16.8 <u>תחולת הוראות תקנון החברה</u>

הוראות תקנון החברה בדבר רישום במרשם בעלי המניות, הכרה ביורשים, מבצעי צוואה ואפוטרופוסים של בעלי מניות שנפטר, בדבר מחזיקים משותפים במניות ובדבר מתן הודעות לבעלי המניות, תחולנה, בשינויים המחויבים וכפוף להסדרים האמורים בתשקיף זה, על מחזיקי איגרות החוב.

2.3.16.9 <u>היבטי מס הקשורים באיגרות החוב</u>

[א] על-פי הדין הקיים במועד פרסום תשקיף זה, הכנסה מריבית שתשולם על איגרות החוב מהנפקה זו תהא פטורה ממס הכנסה, חוץ מהמס שהחברה חייבת לנכות במקור מהריבית (כולל הפרשי הצמדה על הריבית) לפי הוראות סעיף 161 לפקודת מס הכנסה [נוסח חדש] ("פקודת מס הכנסה") (אשר בתאריך התשקיף הינו בשיעור של 35% מתושב ישראל ו-25% מתושב חוץ).

הפטור נקבע בצו שניתן על-ידי שר האוצר לפי צו עידוד החסכון (פטור ממס הכנסה על איגרות חוב לפי אישור להנפקה והצעה לציבור), התשמ"ח-1988, באישור ועדת הכספים של הכנסת. אישור זה של ועדת הכספים מתייחס אך ורק להגבלת שיעור המס. הקלה זו אינה גורעת מכל פטור או הקלה אחרים החלים, אם חלים, על מחזיקי איגרות החוב, לפי החוקים האמורים או כל דין אחר.

בהתאם להוראות סעיף 2(4) לפקודת מס הכנסה, רואים בדמי הניכיון בגין איגרות החוב ריבית החייבת בניכוי במקור כאמור לעיל. בכוונת החברה לשייך את כל תמורת ההנפקה שתתקבל בגין איגרות החוב לסעיף איגרות חוב במאזן החברה, ולפיכך הניכיון שיווצר הינו ההפרש שבין הערך ההתחייבותי של איגרות החוב לבין תמורת ההנפקה הכוללת שתקבל החברה בגין הנפקת איגרות החוב. על אף שההנפקה על-פי תשקיף זה כוללת גם כתבי אופציה למניות, החברה לא תייחס כל ניכיון בדוחותיה הכספיים בשל כך והכל כפוף להוראות כל דין ו/או הוראה או צו של רשות מוסמכת בעתיד. לאור האמור לעיל שיעור הניכיון בהנפקת איגרות החוב על-פי תשקיף זה הוא עד __%.

[ב] איגרות החוב הן "מלוות מועדפים" כהגדרתן בסעיף 1 לפקודת מס הכנסה. סעיף 9(13) לפקודת מס הכנסה קובע כי הפרשי הצמדה על מלוות מועדפים פטורים ממס, אם אינם מהווים בידי מקבלם הכנסה לפי סעיף 2(1) לפקודת מס הכנסה.

עקב הגדרת איגרות החוב המוצעות על-פי תשקיף זה כמלוות מועדפים נישום המחזיק בניירות ערך שהוצעו על-פי תשקיף, אשר חוק התיאומים אינו חל בקביעת הכנסתו החייבת, עשוי להיכלל בגדר סעיף 19 לפקודת מס הכנסה, המגביל את ניכוין של הוצאות ריבית והפרשי הצמדה בידי נישום המחזיק במלוות מועדפים.

[ג] סעיף 97(א) לפקודת מס הכנסה קובע פטור ממס על רווח הון הנובע ממכירת איגרות חוב נסחרות בבורסה. הפטור אינו חל על מי שההכנסה ממכירת איגרות החוב היא בגדר הכנסה לפי סעיף 2(1) לפקודת מס הכנסה, או על נישומים שחלות עליהם הוראות פרק ב' לחוק התיאומים, או נישומים שחלות עליהם תקנות מס הכנסה (כללים בדבר ניהול פנקסי חשבונות של חברות בהשקעות חוץ ושל שותפויות מסוימות וקביעת הכנסתם החייבת), התשמ"ו-1986.

[ד] על מחזיקי איגרות החוב עשויות לחול הוראות חוק התיאומים. תחולת חוק התיאומים גורמת להסדרי מיסוי שונים מן המתואר לעיל. על-פי חוק התיאומים, רווח ריאלי ממימוש איגרת החוב (לרבות פדיון) יחויב במס במועד המימוש. הפסד ריאלי, במידה שייווצר במימוש איגרת החוב, ניתן לקיזה כנגד רווחים ריאלים מניירות ערך סחירים בלבד. יתרת הפסד ריאלי שלא קוזזה בשנה בה נוצר ההפסד, תועבר לשנים הבאות, כשהיא מותאמת למדד, לקיזה כנגד רווחים כאמור בלבד.

[ה] האמור לעיל לגבי מיסוי הכנסות הריבית ורווחי ההון בידי המחזיקים באיגרות החוב מבוסס על הדין הקיים. אם תעבור הרפורמה במס את הליכי החקיקה, עשויים לחול שינויים בכללי המיסוי האמורים, כמפורט בסעיף 2.2.10 לתשקיף.

2.4 תנאי כתבי האופציה (סדרה 3)

2.4.1 כללי

כתבי האופציה (סדרה 3) המוצעים על-פי תשקיף זה מונפקים לפי החלטת דירקטוריון החברה מיום __ ב____ 2002. כתבי האופציה (סדרה 3) רשומים על שם.

2.4.2 העברת ופיצול כתבי האופציה (סדרה 3)

[א] העברה

מכתבי ההקצאה של כתבי האופציה (סדרה 3) ניתנים להעברה ובלבד שיוגש לחברה שטר העברה מתאים. שטר ההעברה יהא במתכונת דומה לשטר העברת מניות. החברה תחזיק במשרדה הרשום פנקס ובו רשימה של מחזיקי כתבי האופציה הרשומים אצלה.

החברה תהיה רשאית לסגור את הפנקס ולא להרשות בו העברות לתקופות שלא תעלינה על שלושים (30) יום בכל שנה. הוראות תקנון ההתאגדות של החברה החלות על העברת מניות משולמות במלואן, יחולו בשינויים המחויבים על העברת מכתבי ההקצאה של כתבי האופציה (סדרה 3).

[ב] פיצול

כל מכתב הקצאה של כתבי אופציה ניתן לפיצול למספר מכתבי הקצאה, אשר סך כל מספר כתבי האופציה (סדרה 3) הכלולים בהם, שווה למספר כתבי האופציה (סדרה 3) שנכללו במכתב הקצאה שפיצולו מבוקש. הפיצול יעשה על-פי בקשת פיצול חתומה על-ידי הבעלים הרשום של אותו מכתב הקצאה או נציגיו החוקיים, אשר תימסר לחברה במענה הרשום, בצירוף מכתב ההקצאה שפיצולו מבוקש. כל הוצאות הכרוכות בפיצול, לרבות מס

בולים ותשלומי חובה אחרים, אם יהיו כאלה, יחולו על מבקש הפיצול.

2.4.3 מימוש כתבי האופציה (סדרה 3)

[א] בכל יום מסחר למעט __ עד __ בחודש של כל חודש החל מיום רישומם למסחר בבורסה ועד יום ________, ועד בכלל ("**תקופת המימוש**"), יהיה כל כתב אופציה ניתן למימוש למניה רגילה אחת, רשומה על שם בת 1 ש"ח ערך נקוב, נפרעת במלואה, כפוף להתאמות כמפורט בסעיף 2.4.8 לתשקיף ("**מניות המימוש**"), תמורת תשלום במזומן של ___ ש"ח, צמוד למדד המחירים לצרכן כמפורט להלן:

אם יתברר כי מדד המימוש יהיה גבוה מהמדד היסודי, יגדל מחיר מימוש כתב האופציה (סדרה 3) בשיעור זהה לשיעור העלייה של מדד המימוש לעומת המדד היסודי, אך אם מדד המימוש יהיה זהה למדד היסודי או נמוך ממנו, יישאר מחיר מימוש האופציה ללא שינוי.

לעניין סעיף זה:

"**מדד המחירים לצרכן**" או "**המדד**" משמעו - מדד המחירים הידוע בשם "מדד המחירים לצרכן" הכולל ירקות ופירות והמפורסם על-ידי הלשכה המרכזית לסטטיסטיקה ולמחקר כלכלי, וכולל אותו מדד אף אם יפורסם על-ידי גוף או מוסד רשמי אחר שיבוא במקומו, בין אם יהיה בנוי על אותם הנתונים שעליהם בנוי המדד הקיים ובין אם לאו. אם יבוא במקומו מדד אחר שיפורסם על-ידי גוף או מוסד כאמור, ואותו גוף או מוסד לא קבע את היחס שבינו לבין המדד המוחלף, יקבע היחס כאמור על-ידי הלשכה המרכזית לסטטיסטיקה ובמקרה ואותו יחס לא יקבע כאמור, אזי יקבע דירקטוריון החברה בהתייעצות עם מומחים כלכליים שיבחרו על-ידו, את היחס שבין המדד האחר למדד המוחלף.

"**המדד היסודי**" - מדד המחירים לצרכן שפורסם בגין חודש______ 2002.

"**המדד הידוע**" - המדד האחרון הידוע.

"**מדד המימוש**" - המדד הידוע ביום מימוש האופציה, אולם אם מדד המימוש נמוך מהמדד היסודי יהיה מדד המימוש המדד היסודי.

[ב] כתב אופציה (סדרה 3) שלא ימומש עד יום ________, ועד בכלל, דהיינו, שהודעת המימוש ותשלום מחיר המימוש לא יתקבלו עד אותו התאריך אצל החברה, יפקע ויהיה בטל ולא יקנה לבעליו כל זכות שהיא ובכלל זה זכות לתשלום כלשהו.

לא יאוחר מאשר שלושה (3) שבועות ולא מוקדם מאשר ארבעה (4) שבועות לפני תום תקופת המימוש, תפרסם החברה מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, הודעה על מועד סיום תקופת המימוש של כתבי האופציה (סדרה 3

ופקיעתם וכן תודיע על כך בכתב למחזיקי כתבי האופציה (סדרה 3) הרשומים בפנקס בעלי כתבי האופציה. הודעה כאמור תציין את מחיר המימוש הידוע למועד ההודעה ומספר המניות להן יהיה זכאי מחזיק בכתב אופציה בעת המימוש, וכן כי בתום תקופת המימוש יהיו כתבי האופציה (סדרה 3) בטלים ומבוטלים.

2.4.4 <u>הודעות מימוש</u>

[א] כל מחזיק כתבי אופציה אשר ירצה לממש את זכותו (**"המבקש"**) יעשה זאת באמצעות הבנקים וחברי הבורסה, או במישרין - אם הוא רשום בפנקס בעלי כתבי האופציה באופן המתואר להלן, על-ידי הגשת בקשה בכתב בנוסח מקובל (**"הודעת המימוש"**) בצירוף מכתבי ההקצאה המתייחסים לכתבי האופציה (סדרה 3) שבבקשה ובתוספת הסכום במזומן שיהיה שווה באותו המועד למחיר המימוש. כמות המניות אשר מחזיק בכל כתב אופציה יהיה זכאי לרכוש תמורת מחיר המימוש תותאם במקרים המפורטים בסעיף 2.4.8 לתשקיף, אך מחיר המימוש לא ישתנה עקב התאמה כזו.

יום המימוש ייחשב היום בו נמסרה הודעת מימוש לחברה, במקרה של מסירה במישרין, ובמקרה של מסירת הודעת מימוש באמצעות חברי בורסה, היום בו קיבלה מסלקת הבורסה מחבר הבורסה הודעה על מימוש כתב האופציה, הממלאת את כל התנאים המפורטים בתשקיף זה (**"יום המימוש"**). לעניין זה תיחשב הודעה של מימוש שנתקבלה במסלקת הבורסה לאחר השעה 12:00 כאילו נתקבלה לפני השעה 12:00 ביום המסחר הבא.

על המבקש יהיה לחתום, בכל עת שיידרש לכך על-ידי החברה, על כל מסמך נוסף הדרוש בהתאם להוראות כל דין או תקנון החברה לשם מתן תוקף להקצאת מניות המימוש. לדירקטוריון החברה הסמכות ליפות כוחו של כל אדם שימצא לנכון לחתום בשם המבקש ועבורו על כל מסמך הדרוש לצורך הקצאת מניות המימוש.

לא מילא המבקש אחר כל התנאים למימוש כתב האופציה במלואם, והדבר אינו ניתן לתיקון על-ידי מי שיתמנה על-ידי הדירקטורים כאמור לעיל, אזי תיחשב הודעת המימוש כבטלה, ומכתבי הקצאת כתבי האופציה (סדרה 3) והכספים שצורפו להודעת המימוש יוחזרו למבקש, תוך שני (2) ימי עסקים מעת שהחברה קבעה כי ההודעה בטלה.

[ב] הודעת מימוש אינה ניתנת לביטול או לשינוי. לא תינתן זכות לממש חלקי כתב אופציה, אך מכתב הקצאה של כתבי אופציה ניתן לפיצול או להעברה כאמור בסעיף 2.4.2 לתשקיף.

חל המועד האחרון למימוש כתבי האופציה (סדרה 3) ביום שאינו יום מסחר, יידחה המועד ליום המסחר הבא מיד אחריו.

[ג] כל המחזיק כתבי אופציה באמצעות בנקים וחברי בורסה אחרים, או באמצעות חברות לרישומים של בנקים ("המורשים") ייתן הודעת מימוש באמצעותם.

חוקי העזר של מסלקת הבורסה בדבר לוח הזמנים למימוש כתבי האופציה (סדרה 3) קובעים כדלקמן:

[1] הודעת לקוח בדבר מימוש שתתקבל עד השעה 12:00 במשרדי חבר הבורסה, באמצעותו מוחזקים כתבי האופציה, תועבר על-ידי החבר למסלקת הבורסה לא יאוחר מהשעה 12:00 ביום המסחר הבא אחריו.

[2] קיבלה מסלקת הבורסה הודעה מחבר הבורסה בדבר מימוש עד השעה 12:00, תחייב מסלקת הבורסה את חבר הבורסה בתמורה הכספית ותזכה בהתאם את החברה לרישומים של בנק הפועלים בע"מ, זאת לא יאוחר מהשעה 12:00 ביום המסחר הבא לאחר שנמסרה לה ההודעה כאמור.

[3] קיבלה החברה לרישומים הודעת זיכוי כאמור בסעיף קטן (2) לעיל עד השעה 12:00, תעביר החברה לרישומים האמורה את בקשת המימוש למשרדי החברה לא יאוחר מהשעה 12:00 ביום המסחר הבא אחריו.

[4] כל הודעה מאלה המנויות בסעיף קטן (1) עד (3) לעיל שתתקבל לאחר השעה 12:00 מדי יום מסחר, תחשב כאילו התקבלה לפני השעה 12:00 ביום המסחר הבא אחריו.

למרות האמור לעיל, ביום המימוש האחרון, ואם יום המימוש האחרון אינו יום מסחר, ביום המסחר הבא, על חברי מסלקת הבורסה להעביר למסלקה את בקשות המימוש הסופיות עד השעה 09:00. המימוש יבוצע באותו יום. חבר המסלקה שלא הגיש בקשה עד השעה האמורה, תראה אותו המסלקה כמי שלא מימש את זכותו לממש וכתב האופציה יפקע.

2.4.5 <u>הקצאה ותעודות</u>

[א] ביום העסקים הראשון לאחר יום המימוש, תקצה החברה למבקשים באמצעות מכתבי הקצאה את מניות המימוש המגיעות להם, ולאור האישור לרישום למסחר של מניות המימוש בבורסה, תפנה החברה מייד לבורסה בבקשה לגרום, סמוך ככל האפשר לאחר מכן, לרישומן של מניות המימוש למסחר בבורסה.

תעודות המניות המתאימות תהיינה מוכנות למסירה לזכאים להן במשרדה הרשום של החברה בתום החודש העוקב מתאריך הקצאתן.

[ב] המבקש לא יהיה זכאי להקצאת חלק ממניית מימוש. כל עודפי מניות המימוש שיתהוו, אם יתהוו, יימכרו על-ידי החברה בבורסה במשך תקופה של חודש ימים ממועד ההקצאה והתמורה נטו, לאחר ניכוי הוצאות

המכירה, עמלות והיטלים אחרים, אם יהיו, תשולם לזכאים תוך ארבעה-עשר (14) יום מתאריך המכירה. החברה לא תשלח לזכאים המחאות בסכום הנמוך מ-50 ש"ח.

2.4.6 פקיעת כתבי האופציה (סדרה 3)

[א] כתב אופציה שמומש יפקע מתאריך ההקצאה של מניות המימוש.

[ב] כתב אופציה אשר לא ימומש עד תום תקופת המימוש, דהיינו, שהודעת המימוש, מחיר המימוש ומכתב הקצאה בגינו לא יתקבלו בחברה עד אותו תאריך - לא יקנה זכות כלשהי ויפקע בתאריך האמור.

2.4.7 זכויות מניות המימוש

מניות המימוש תזכינה את בעליהן להשתתף במלוא הדיבידנדים במזומנים או במניות הטבה ובכל חלוקה אחרת אשר התאריך הקובע את הזכות לקבלתן הינו ביום המימוש או לאחריו, ומיום המימוש תהיינה שוות בזכויותיהן מכל הבחינות למניות הרגילות של החברה ביום המימוש.

2.4.8 התאמות עקב חלוקת מניות הטבה והשתתפות בהנפקת זכויות

מתאריך התשקיף ועד תום תקופת המימוש תחולנה ההוראות הבאות :

[א] כפוף לאמור להלן, אם החברה תחלק מניות הטבה אשר התאריך הקובע לחלוקתן יחול לפני יום המימוש, ייווספו למניות המימוש, שמחזיק כתב אופציה זכאי להן עם מימוש כתבי האופציה (סדרה 3) ותשלום מחיר המימוש, מניות במספר ובסוג שמחזיק כתב האופציה היה זכאי להן כמניות הטבה אילו מימש את כתב האופציה ערב התאריך הקובע את הזכות לקבלת מניות הטבה.

מחיר המימוש של כל כתב אופציה לא ישתנה כתוצאה מהוספת מניות כאמור. ההוראות המתייחסות למניות המימוש תחולנה גם לגבי המניות שיווספו למניות המימוש, כפוף לשינויים המחויבים. במקרה של התאמות לפי סעיף קטן זה, לא יהיה המבקש זכאי לקבל חלק ממניה שלמה אחת, ויחולו הוראות סעיף 2.4.5 לתשקיף. שיטת התאמה זו אינה ניתנת לשינוי.

[ב] אם יוצעו לבעלי המניות של החברה בדרך של זכויות, זכויות לרכישת ניירות ערך כלשהם, לא תוגדל כמות מניות המימוש ועל החברה להציע או לגרום לכך כי יוצעו הזכויות באותם תנאים, בשינויים המחויבים, גם למחזיקי כתבי האופציה (סדרה 3) שטרם מומשו, כאילו מימשו מחזיקי כתבי אופציה אלה את כתבי האופציה (סדרה 3) שלהם ערב התאריך הקובע את הזכות להשתתף בהנפקת הזכויות הנ"ל. שיטת התאמה זו אינה ניתנת לשינוי.

[ג] מספר מניות המימוש להן יהיה זכאי מחזיק כתב אופציה יותאם רק במקרה של חלוקת מניות הטבה כאמור אך לא במקרה של הנפקות אחרות כלשהן (כולל הנפקות לבעלי עניין).

2.4.9 <u>הוראות שונות להגנת מחזיקי כתבי האופציה (סדרה 3) בתקופת המימוש</u>

מתאריך התשקיף וכל עוד לא מומשו או לא פקעו כתבי האופציה (סדרה 3) המוצעים על-פי תשקיף זה, אולם בכל מקרה לא יאוחר מתום תקופת המימוש, תחולנה ההוראות הבאות:

[א] החברה תשמור כמות מספקת של מניות רגילות רשומות על שם בנות 1 ש"ח ערך נקוב בהונה הרשום להבטחת ביצוע זכות המימוש ובמקרה הצורך תגרום להגדלת ההון הרשום שלה.

[ב] אם החברה תאחד את המניות הרגילות שבהונה המונפק למניות בנות ערך נקוב גדול יותר או תחלקן בחלוקת משנה למניות בנות ערך נקוב קטן יותר, יוקטן או יוגדל, לפי המקרה, מספר מניות המימוש שיוקצו עקב מימוש כתבי האופציה (סדרה 3) לאחר פעולה כאמור.

[ג] החברה לא תחלק לבעלי המניות הרגילות מניות הטבה שלא במניות רגילות.

[ד] החברה תימנע מחלוקת מניות הטבה העלולה להביא להקצאת מניות מימוש במחיר הנמוך מערכן הנקוב.

[ה] תוך עשרה (10) ימים מכל התאמה בהתאם לאמור בסעיף 2.4.8 לתשקיף, תפרסם החברה מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, בדבר זכותם של מחזיקי כתבי האופציה (סדרה 3) לממש את כתבי האופציה (סדרה 3) שלהם תוך ציון "מחיר המימוש", "תקופת המימוש" ומספר המניות בהן מזכה כתב אופציה אחד וכן תוך ציון מספר וסוג מניות ההטבה המגיעות להם.

בנוסף לכך, לא יאוחר משלושה (3) שבועות ולא מוקדם מארבעה (4) שבועות לפני תום תקופת המימוש, תפרסם החברה מודעה בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, ותשלח הודעה לכל בעלים רשום בפנקס כתבי האופציה (סדרה 3) על המועד האחרון למימוש כתבי האופציה (סדרה 3) ופקיעתם. הודעה כאמור תציין את מחיר המימוש ומספר מניות המימוש להם יהיה זכאי בעל כתב אופציה בעת המימוש.

בהודעה יאמר גם כי זכות המימוש לא תתקיים לאחר תום תקופת המימוש של כתבי האופציה (סדרה 3) וכי לאחר מועד זה יהיו כתבי האופציה (סדרה 3) בטלים ומבוטלים.

[ו] החברה תעמיד במשרדה הרשום העתק מהדוחות התקופתיים והדוחות הכספיים ביניים שלה לעיון בעלי כתבי האופציה (סדרה 3) חאת בשעות העבודה הרגילות. לפי בקשת כל בעלים רשום בפנקס כתבי האופציה (סדרה 3), תשלח לו החברה העתק מהדוחות האמורים לכתובת כפי שנמסרה על-ידיו.

[ז] החברה לא תקבל החלטה ולא תכריז על חלוקת דיבידנד או מניות הטבה או הצעת זכויות לרכישת ניירות ערך אשר התאריך הקובע את הזכות לקבלתם קודם לתאריך ההחלטה, והתאריך הקובע יהיה לא פחות מעשרה (10) ימי עסקים לאחר קבלת ההחלטה או ההכרזה כאמור.

[ח] במקרה של קבלת החלטה בדבר פירוק מרצון, ייחשב כל מחזיק כתבי האופציה (סדרה 3) הרשום בפנקס כתבי האופציה (סדרה 3) של החברה כאילו ניצל את זכות המימוש שלו מייד לפני קבלת ההחלטה. במקרה כאמור יהיה מחזיק כתבי האופציה (סדרה 3), זכאי לתשלום השווה לסכום שהיה מגיע לו בפירוק, אילו היה מחזיק ערב קבלת החלטת הפירוק במניות עקב מימוש כתבי האופציה (סדרה 3) שברשותו ובניכוי מחיר המימוש מכל תמורה שתחולק לו בגין הפירוק.

ס 2.4 <u>שינוי זכויות כתבי האופציה (סדרה 3) ואסיפות מחזיקי כתבי האופציה (סדרה 3)</u>

החברה רשאית, לאחר אישור מוקדם של אסיפה נפרדת של מחזיקי כתבי האופציה (סדרה 3) ברוב של 75% מהמשתתפים בהצבעה באסיפה (**"החלטה מיוחדת"**), ובהתאם להחלטה באסיפה מיוחדת של בעלי המניות של החברה אשר תתקבל ברוב של 50% המשתתפים בהצבעה, להתפשר עם מחזיקי כתבי האופציה (סדרה 3) בקשר לכל זכות או תביעה שלהם ו/או לבצע כל תיקון, שינוי או הסדר של זכויותיהם או של כל תנאי מתנאי כתבי האופציה (סדרה 3). למרות האמור לעיל תנאי כתבי האופציה (סדרה 3) בכל הקשור למחיר המימוש, תקופת המימוש ותנאי ההצמדה אינם ניתנים לשינוי. על אף האמור לעיל, על-פי הנחיות הבורסה רשאית החברה לשנות את תקופת המימוש או את מחיר המימוש ובלבד שהדבר נעשה במסגרת הסדר או פשרה, אשר אושר על-ידי בית המשפט, בהתאם לסעיף 350 לחוק החברות.

כל הוראות תקנון ההתאגדות של החברה בנוגע לאסיפות כלליות של החברה ייחשבו כמתייחסות לאסיפות כלליות נפרדות של מחזיקי כתבי האופציה (סדרה 3), בשינויים המחויבים לפי העניין, כאילו כתבי האופציה (סדרה 3) מהווים סוג מניות בהון המניות של החברה, אך המניין החוקי באסיפה של מחזיקי כתבי האופציה (סדרה 3) יהיה לא פחות משני (2) מחזיקי כתב אופציה שיהיו נוכחים, בין בעצמם ובין על-ידי באי-כוחם, המחזיקים שליש (1/3) או יותר מכתבי האופציה (סדרה 3) הקיימים. אם לא יהיה נוכח מניין חוקי באסיפה נדחית שתתקיים לאחר שתינתן הודעה למחזיקי כתבי האופציה (סדרה 3) על קיום האסיפה הנדחית, שבה צוין כי לפחות שניים (2) ממחזיקי כתבי האופציה (סדרה

3) שיהיו נוכחים בעצמם או על-ידי בא-כוחם יהוו מניין חוקי, הרי שני (2) מחזיקי כתב אופציה הנוכחים בעצמם או על-ידי בא-כוחם יהוו מניין חוקי באסיפה הנדחית כאמור. ההצבעה באסיפות הכלליות של כתבי האופציה (סדרה 3) תהיה במניין קולות בלבד.

2.5 משקיעים מוסדיים

משקיעים מוסדיים התחייבו בהתחייבויות מוקדמות להגיש במסגרת המכרז על מחיר היחידות, בקשות לרכישת _________ יחידות, המהוות %___ מהיחידות המוצעות במכרז על-פי תשקיף זה. קבלת התחייבויות מוקדמות ממשקיעים מוסדיים ערב פרסום התשקיף נעשתה על-פי העקרונות הקבועים בסעיף 3ג' בפרק ג' בהנחיות הבורסה.

"משקיע מוסדי" - מי שהתחייב לרכוש מהצעה ציבור ניירות ערך בשווי כספי של 800 אלפי ש"ח לפחות ובלבד שהוא נמנה עם אחד הגופים הכלולים בתוספת לפי סעיף 15א(ב)(1) לחוק ניירות ערך או שהינו תאגיד כאמור בסעיף 15א(ב)(2) לחוק ניירות ערך.

בקשות המשקיעים המוסדיים יוגשו במסגרת המכרז על מחיר היחידות, וייחשבו כבקשות שהוגשו על-ידי הציבור לצורך קביעת מחיר יחידה ולצורך חלוקת היחידות, כפוף לאמור להלן לגבי מצב של "חתימת יתר".

המחיר בו יוקצו היחידות המוצעות למשקיעים מוסדיים יהיה זהה למחיר בו יוקצו היחידות לציבור.

החברה תשלם למשקיעים המוסדיים עמלת התחייבות מוקדמת בשיעור של ___% מהתמורה שתתקבל מהנפקת היחידות, מחושבת לפי המחיר המזערי ליחידה, בגין היחידות שביחס אליהן התחייבו המשקיעים המוסדיים להגיש הזמנות.

התמורה בגין היחידות שתירכשנה על-ידי המשקיעים המוסדיים תועבר לרכז ההנפקה באמצעות חברי הבורסה, יום עסקים אחד לאחר יום המכרז של החברה, ותופקד על-ידיו בחשבון המיוחד של החברה הנזכר בסעיף 2.2.6 לתשקיף.

להלן פרטי המשקיעים המוסדיים שהתחייבו במסגרת התקשרות מוקדמת להגיש במכרז בקשות לרכישת יחידות בכמויות המפורטות להלן, במחירים ליחידה שלא יפחתו מהמחירים ליחידה המפורטים להלן:

שם המשקיע המוסדי	מספר היחידות שהתחייב להזמין במסגרת ההתחייבות המוקדמת	מחיר ליחידה

שם המשקיע המוסדי	מספר היחידות שהתחייב להזמין במסגרת ההתחייבות המוקדמת	מחיר ליחידה

משקיעים מוסדיים יוכלו להזמין יחידות בכמות העולה על זו הנקובה בהתחייבותם המוקדמת ואולם יחידות עודפות שיוזמנו לא ייחשבו כהזמנות משקיעים מוסדיים לעניין התשקיף, אלא כבקשות שהוגשו על-ידי הציבור לכל דבר ועניין (הכל כפוף לאמור בסעיף 2.2.5 לתשקיף).

במקרה של חתימת יתר תהיה ההקצאה למשקיעים מוסדיים של היחידות שיוזמנו במחיר הרכישה שנקבע ליחידה, על-פי התחייבותם המוקדמת, כדלהלן:

[א] "חתימת יתר" - היחס שבין כמות ניירות הערך המוזמנת במחיר הרכישה שנקבע לבין כמות ניירות הערך שהוצעה, לאחר שנוכתה ממנה כמות ניירות הערך שהוזמנה במחיר ליחידה הגבוה ממחיר הרכישה שנקבע.

[ב] היתה חתימת יתר עד פי חמישה (5), יוקצו לכל משקיע מוסדי 100% מהכמות שהתחייב לרכוש בהתחייבות מוקדמת.

היתה חתימת יתר יותר מפי חמישה (5), יוקצו לכל משקיע מוסדי 50% מהכמות שהתחייב לרכוש בהתחייבות מוקדמת.

[ג] אם כמות ניירות הערך שתיוותר לחלוקה לא תספיק להקצאה כאמור בסעיף קטן [ב] לעיל, אזי הכמות שתוקצה לכל משקיע מוסדי תוקטן על בסיס יחס שווה לבקשות כלל המשקיעים המוסדיים באותו מחיר רכישה שנקבע.

2.6 חיתום

2.6.1 <u>כללי</u>

על-פי הסכם חיתום מיום ________ בין החברה מצד אחד, לבין קבוצת החתמים המפורטים להלן, בניהול ________________ (**"המנהלים הראשיים"**), מצד שני, התחייבו החתמים, כמפורט להלן, וללא התחייבות הדדית ביניהם, לרכוש בעצמם מהחברה, בניכוי מסים והיטלים, אם יהיו כאלה (במועד פרסום התשקיף אין מסים או היטלים כאלה), בהתאם לתנאי ההצעה על-פי תשקיף זה, את כל היחידות המוצעות לציבור על-פי תשקיף זה, למעט יחידות לגביהן התקבלה התחייבות מוקדמת של משקיעים מוסדיים (ראה סעיף 2.5 לתשקיף), היינו ____ היחידות (**"היחידות המובטחות"**) אשר לא תירכשנה עקב אי קבלת הזמנות או עקב אי תשלום מחירן המלא, מסיבה כלשהי. היחידות האמורות תירכשנה במחירן המזערי.

כל אחד מהחתמים התחייב לרכוש יחידות במחיר המזערי מהנפקה זו לציבור, ללא אחריות הדדית בינו לבין שאר החתמים, על-פי כמות מספר היחידות המובטחות המופיע ליד שמו, כמפורט להלן:

שם החתם	מספר היחידות המובטחות (ביחידות)
סה"כ	

לצורך חישוב מספר היחידות שעל כל אחד מהחתמים לרכוש על-פי שיעור השתתפותו כאמור לעיל, ינוכו מסך כל היחידות המובטחות יחידות שהבקשות לרכישתן הוגשו שלא באמצעות החתמים או על-ידיהם או שלא באמצעות תאגידים שבשליטת החתמים או מטעמם. היחידות המובטחות לאחר הניכוי כאמור ייקראו להלן - **"יתרת היחידות המובטחות"**.

כל אחד מהחתמים יהיה חייב לרכוש יחידות מתוך היחידות המובטחות בכמות כזו אשר תהיה שווה להפרש בין כמות היחידות שהתחייב להשתתף בהבטחתן כמפורט לעיל ולאחר ההתאמה המתחייבת מקיום האמור לעיל, לבין מספר היחידות שהבקשות לרכישתן הוגשו באמצעותו או באמצעות תאגיד מטעמו או על-ידיו, ואשר נענו, ושתמורתן המלאה שולמה.

החתמים או מי מהם לא יגישו בקשות לרכישת היחידות המוצעות לציבור עבור עצמם, אלא אם נכללה במועד פרסום התשקיף הודעה על כמות היחידות שאותה התחייב הרוכש להזמין לעצמו.

חתם יהא רשאי, סמוך לפני המועד האחרון להגשת בקשות, להגיש בקשה לרכישת יחידות, במחיר המזערי של היחידות, כהגדרתו בתשקיף, בהיקף השווה להפרש בין היקף הבקשות שהוגשו באמצעותו, באמצעות מורשה לקבלת בקשות מטעמו או באמצעות תאגיד מטעמו, לבין סך היחידות שהתכוון לרכוש במסגרת התחייבותו החיתומית, והדבר ייחשב מימוש התחייבותו החיתומית, ובלבד שצוין במועד פרסום התשקיף במפורש כי החתם עשוי לנהוג כך.

כל החתמים הודיעו, כי הם עשויים לנהוג באופן האמור לעיל.

כל חתם שינהג כאמור לעיל, יעביר לחברה פרטים בדבר כמות היחידות שרכש כאמור, תוך שבעה (7) ימים מהמכרז, יכלול פירוט בדבר מספר היחידות שרכש כאמור בדוח ההנפקה, בהתאם לקבוע בתקנה 19 לתקנות ניירות ערך (חיתום), התשנ"ג-1993 ("תקנות ניירות ערך"), ויגיש דוח קיום התחייבות חיתומית לגבי ניירות הערך שרכש כאמור, תאת לפי תקנה 20 לתקנות ניירות ערך.

כפוף לאמור לעיל, ומבלי לגרוע מכלליות האמור לעיל, אם הוגשו באמצעות חתם כלשהו או באמצעות תאגיד מטעמו או על-ידיו בקשות לרכישת יחידות בכמות העולה על מספר היחידות שעליו לרכוש כאמור לעיל, תיחשב כל יתרה עודפת כאמור כאילו בקשה לרכישתה הוגשה על-ידי החתמים שלא עמדו בשיעור השתתפותם, כשהיא מחולקת בין החתמים באופן יחסי לשיעור השתתפותם (כל יתרה עודפת תיחשב כאילו בקשה לרכישתה הוגשה כאמור רק באותה מידה שתידרש להשלמת היחידות שהחתם האחר חייב ברכישתן), ובלבד שכל חתם אשר נהג כאמור ציין במפורש בתשקיף כי הוא עשוי לנהוג כך.

"תאגיד מטעם" אחד החתמים כאמור בסעיף 2.6.1 זה, משמעו - כל תאגיד השולט בחתם. שליטה פירושה - אחזקה של מעל 50% מזכויות ההצבעה או הזכות למנות למעלה ממחצית הדירקטורים. בשום מקרה לא ייחשב תאגיד אחד כתאגיד בשליטתם או מטעמם של יותר מחתם אחד על-פי הסכם החיתום. בכל מקרה של חילוקי דעות בעניין זה, יכריע ___________, על-פי שיקול דעתו הבלעדי.

לא נרכשו כל היחידות המובטחות עקב אי קבלת בקשות הקצאה או עקב אי תשלום מחירן המלא, מסיבה כלשהי, ישלמו החתמים לחברה באמצעות רכז ההנפקה, את תמורת היחידות המובטחות, לא יאוחר מהשעה 13:00 ביום העסקים השלישי שלאחר מועד המכרז. תשלומים כאמור ישולמו כנגד קבלת מכתבי הקצאה. התחייבות החתמים כפופה לקיום פיזור מזערי באיגרות החוב או עריכת הסדרים בקשר עם פיזור כאמור.

2.6.2 <u>עמלות בגין החיתום</u>

החברה תשלם על-פי הסכם החיתום, באמצעות רכז ההנפקה, עמלות כדלקמן:

[א] עמלת חיתום לחתמים, בשיעור של ___% מהתמורה הכוללת בגין היחידות המובטחות, מחושבות על-פי המחיר המזערי ליחידה ועל-פי המחיר המזערי ליחידת אופציות, לפי העניין. העמלה תחולק בין החתמים לפי האחוזים שצוינו לעיל, וללא התחשבות בכמות היחידות אשר החתמנה באמצעותם.

[ב] עמלת הפצה למורשים לקבלת בקשות, בשיעור של ____% מהתמורה הכוללת שתתקבל בפועל בגין כל היחידות המוצעות שתירכשנה עקב הבקשות שהוגשו באמצעותם, כולל במקרה שחתם רוכש ניירות ערך עבור עצמו, כאמור בהסכם החיתום. המורשים לקבלת בקשות יהיו רשאים לתת ללקוחותיהם הנחות ממחיר ההצעה על-פי תשקיף זה במסגרת עמלות ההפצה להן הם זכאים.

[ג] עמלת ניהול למנהלים הראשיים, בשיעור של %____ מהתמורה הכוללת שתתקבל בגין כל היחידות המוצעות. מתוך עמלה זו תשולם עמלת השתתפות לחתמים שאינם מנהלים. עמלת הניהול תחולק בין המנהלים הראשיים על-פי שיקול דעתה המוחלט של ______________.

העמלות המפורטות לעיל ישולמו לחתמים במלואן, גם במקרה של רכישת יחידות על-ידי החתמים על-פי הסכם החיתום.

לאותם חתמים וגופים שהינם בגדר "עוסק מורשה" תשולם העמלה הנ"ל בתוספת מע"מ, כנגד חשבונית מס כדין.

כל עמלות החיתום, ההפצה, הניהול והריכה שתשלם החברה בקשר עם הנפקה זו על-פי הסכם החיתום מהוות כ-%____ מתמורת ההנפקה.

2.6.3 שיפוי החתמים

על-פי הסכמי החיתום, תשפה החברה את החתמים או כל אחד מהם בגין כל סכום (בצירוף הוצאות), שהחתמים או מי מהם יחויבו לשלם על-פי פסק-דין חלוט של בית-משפט (במקרה שלא יינתן עיכוב ביצוע על-ידי הערכאה בה נדון ההליך, התשלום בגין השיפוי יהיה מיד לאחר קבלת פסק הדין בערכאה בה נדון ההליך), או על-פי פשרה שהחברה תסכים לה, בכתב ומראש, וכן בגין כל הוצאות משפטיות סבירות שיוצאו על-ידי החתמים או מי מהם במהלך הטיפול בתביעה הנ"ל ובקשר ישיר אליה (לרבות הוצאות משפטיות סבירות בתביעה אשר תסתיים ללא חיוב החתמים הנתבעים), עקב קיומו של פרט מטעה בתשקיף, או עקב חוסר בכל פרט העשוי להיות חשוב למשקיע סביר, השוקל רכישת ניירות הערך המוצעים על-פי התשקיף, או עקב כל תביעה שעילתה נעוצה בתשקיף או נובעת ממנו ואשר החתמים יחויבו בה כאמור או יתפשרו לגביה בהסכמת החברה. כל אחד מהחתמים יהיה רשאי לדרוש מהחברה כי החברה תנהל בשמו כל משא ומתן והגנה נגד תביעה כאמור. אם החברה לא תמלא אחר הדרישה כאמור, יהא אותו חתם רשאי, ללא צורך בהסכמת החברה, להתפשר עם התובע על כל סכום שייראה לו, והחברה תהיה חייבת לשפות אותו על סכום הפשרה ועל כל סכום שהוצא על-ידיו במהלך הטיפול בתביעה האמורה.

חובת השיפוי דלעיל לא תחול כלפי חתם כלשהו בגין סכום כלשהו בו יחויב בקשר לקיומו של פרט מטעה בתשקיף או עקב חוסר בכל פרט העשוי להיות חשוב למשקיע סביר השוקל רכישת ניירות ערך המוצעים על-פי התשקיף או עקב כל תביעה שעילתה נעוצה בתשקיף או נובעת ממנו, שהיו מבוססים על מידע שנמסר לחברה בכתב על-ידי אותו חתם לשם שימוש במידע זה לצורך הכנת התשקיף.

מימוש סעיף השיפוי בהסכם החיתום עלול לחייב את החברה לשלם לחתמים סכומים על-פי פסק-דין או פשרה שהחברה הסכימה להם.

2.6.4 השתחררות החתמים

הסכמי החיתום קובעים, כי אם יתברר כי התשקיף כולל פרט מטעה כלשהו, כהגדרתו בחוק ניירות ערך, או כי חסר בתשקיף פרט העשוי להיות חשוב למשקיע סביר השוקל רכישת ניירות ערך על-פי התשקיף ("פרט מטעה או חסר"), או במקרה שרשות ניירות ערך תיתן הוראה לחברה בהתאם לסעיף 25 ו/או לסעיף 25א(ב) לחוק ניירות ערך, לפרסם תיקון לתשקיף או לפרסם תשקיף מתוקן, או במקרה שהחברה תבקש (מבלי שקיבלה לכך, מראש ובכתב, את הסכמת ________), לפרסם תיקון לתשקיף או לפרסם תשקיף מתוקן ("דרישה או בקשה לתיקון התשקיף"), יהיו החתמים או מי מהם רשאים, באמצעות מתן הודעה לחברה תוך שני (2) ימי עסקים מהיום בו נודע להם על דבר הכללתו בתשקיף של פרט מטעה, השמטתו של פרט חשוב מהתשקיף או על מתן הוראה על-ידי רשות ניירות ערך או בקשת החברה לתיקון התשקיף, להשתחרר מכל התחייבויותיהם כלפי החברה על-פי הסכמי החיתום, ואת אם הפרט המטעה או הפרט החסר כאמור או שהפרט בגינו נעשה תיקון התשקיף, לא היו ידועים לאותו חתם בעת חתימת הסכמי החיתום, ואשר באופן סביר, אילו היו ידועים לו, לא היה מתקשר עם החברה בהסכם החיתום, או שלא היה מתקשר בהסכם באותם תנאים. החברה תודיע ל________ באופן מיידי בו ביום על מתן ההוראה על-ידי רשות ניירות ערך או על פניית החברה בבקשה לפרסום תשקיף מתוקן כאמור.

בנוסף לאמור לעיל, יהיו מנהלים ראשיים המהווים רוב מתוך כלל המנהלים הראשיים על-פי כל הסכם חיתום, ובתנאי שבכלל הרוב כאמור ייכלל ________ ("רוב המנהלים הראשיים"), רשאים, לפי שיקול דעתם הבלעדי, לבטל את כל התחייבויות החתמים על-פי הסכם החיתום הרלוונטי, ואת עד לא יאוחר משתים עשרה (12) שעות לפני מועד פתיחת רשימת החתימות, במקרה שעל-פי שיקול דעתם המוחלט חל שינוי מהותי במצב המדיני, הפוליטי, או הביטחוני בישראל או בעולם לעומת המצב הקיים במועד החתימה על הסכם החיתום, המשפיע או אשר עלול להשפיע באופן מהותי על שוק ניירות הערך בישראל או בחו"ל לעומת המצב הקיים במועד החתימה על הסכם החיתום, או אם חל שינוי מהותי לרעה בשוק ניירות הערך בישראל לעומת המצב הקיים במועד החתימה על הסכם החיתום.

הודעה על ביטול התחייבויות החתמים וביטול הסכם חיתום כאמור תינתן בחתימת ________, ותיחשב כאילו נמסרה לחברה במועד מסירתה, לרבות באמצעות פקסימיליה, במשרדה הרשום של החברה או במשרד עורך הדין המטפל בהנפקת החברה. עם מסירת הודעת הביטול כאמור, תודיע החברה לרשות ניירות ערך, לבורסה ולרשם החברות על ביטול ההנפקה, ותפרסם על כך הודעה באותו יום בעיתון יומי אחד (1), אם הדבר יהיה ניתן, ובתוך יום עסקים אחד ממועד ביטול ההנפקה - בשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית.

אם אחד החתמים או יותר יממשו את זכותם כאמור לעיל וישתחררו מהתחייבויותיהם כלפי החברה על-פי הסכם חיתום, וחתם אחר לא יקבל על עצמו את התחייבות החתם שהשתחרר, לא תבוטל ההנפקה, ואחריותם של החתמים שלא השתחררו כאמור תישאר בעינה. החתמים אינם מתחייבים למלא אחר התחייבויותיו של חתם שהשתחרר מהתחייבויותיו כאמור. במקרה כזה, תפנה החברה באופן מיידי לרשות ניירות ערך בבקשה לתיקון התשקיף בהתאם להוראות סעיף 25א(א) לחוק ניירות ערך, ותודיע על כך למנהלים הראשיים. בקשה כאמור ותיקון התשקיף בעקבותיה לא יהוו, כשלעצמם, עילה לשחרור חתם אחר כלשהו מהתחייבויותיו כלפי החברה על-פי הסכם חיתום.

בכל מקרה בו רוב המנהלים הראשיים של הסכם חיתום יפעלו על-פי הוראה זו וישתחררו מהתחייבויותיהם כאמור מבלי שמנהל אחר ייטול על עצמו את התחייבויות המשתחרר, יבוטל הסכם החיתום גם על כל יתר החתמים, והחברה רשאית לבטל את ההנפקה על-פי התשקיף או לפנות לרשות ניירות ערך בבקשה לתיקון התשקיף בהתאם להוראות סעיף 25א(א) לחוק ניירות ערך. במקרה שתבוטל ההנפקה, על החברה להודיע על כך מייד לרשות ניירות ערך ולבורסה ולפרסם על כך הודעה באותו יום בעיתון יומי אחד (1), אם הדבר יהיה ניתן, ובשני (2) עיתונים יומיים בעלי תפוצה רחבה, היוצאים לאור בישראל בשפה העברית, תוך יום עסקים אחד (1) ממועד ביטול ההנפקה.

על-פי תקנה 13 לתקנות ניירות ערך (חיתום), התשנ"ג-1993, חתם לא יזמין לעצמו ניירות ערך שלהצעתם הוא משמש כחתם, אלא אם נכללה בתשקיף הודעה על כמות ניירות הערך שאותה התחייב החתם להזמין לעצמו. כל חתם יגיש לרשות ניירות ערך, לרשם החברות ולבורסה, תוך שבעה (7) ימים לאחר תום התקופה להגשת הבקשות על-פי תשקיף זה, דוח הנפקה כנדרש על-פי תקנה 19 לתקנות.

החתמים מצהירים בחתימתם על תשקיף זה, כי הם עומדים בכל תנאי הכשירות לשמש חתמים על-פי התקנות להנפקה זו ומאשרים את האמור בסעיף זה לעיל.

פרק 3 - הון החברה והמחזיקים בו

3.1 הון החברה - כללי

הון המניות של החברה מורכב ממניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

3.2 התפתחות הון החברה

להלן פירוט ההתפתחות בהון הרשום והמונפק של החברה בשלוש השנים שקדמו לתאריך התשקיף, ועד לתאריך התשקיף:

	הון רשום (בש"ח ערך נקוב)	הון מונפק (בש"ח ערך נקוב)
31 בדצמבר 1998	14,000,000	9,248,130
הקצאת מניות בקשר עם מימוש אופציות שהוקצו לעובדי החברה	--	76,650
נובמבר 2001 - הקצאת מניות לשנדל בע"מ	--	1,000,000
פברואר 2002 - הגדלת הון רשום	25,000,000	--
במועד התשקיף -	25,000,000	10,324,780

סה"כ הון מניות במועד פרסום התשקיף:

הון רשום (בש"ח ערך נקוב) - 25,000,000 ש"ח

הון מונפק ונפרע (בש"ח ערך נקוב) - 10,324,780 ש"ח

3.3 תיאור השליטה בחברה במועד פרסום התשקיף

למיטב ידיעתם של החברה ומנהליה, בעלי העניין בחברה מכוח אחזקותיהם במניותיה בתאריך התשקיף ובמועד שקדם בשנים עשר (12) חודשים לתאריך התשקיף, הינם:

שם בעל העניין	ערך נקוב מניות במועד התשקיף	שיעור אחזקה בהון המוקצה ובזכויות ההצבעה	ערך נקוב מניות במועד שקדם בשנה למועד התשקיף	שיעור אחזקה בהון המניות ובזכויות ההצבעה של פורמולה בדילול מלאי
דן גולדשטיין[2]	2,000,034	19.4%	1,370,000	19.14%
מיחשוב ישיר לישראל (מ.י.ל) בע"מ[3]	579,838	5.6%	--	5.50%
גד גולדשטיין[4]	325,000	3.14%	230,000	3.10%
יסקל אחזקות בע"מ ("יסקל אחזקות")[5]	999,784	9.7%	--	9.50%
קרנות נאמנות וקופות גמל של בנק הפועלים בע"מ	584,269	5.7%	577,880	5.59%
שי בייליס[6]	4,500	+ [7]	4,500	+ [7]
משה צבירן[8]	1,000	+ [7]	1,000	+ [7]

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[1] בהתחשב ב-122,850 אופציות הניתנות למימוש ל-122,850 מניות רגילות של החברה, אשר הוקצו לעובדים (לפרטים אודות האופציות האמורות ראה סעיף 3.4 לתשקיף), ומבלי להתחשב בהקצאה על-ידי החברה לשנדול בע"מ ("שנדול") בחודש אוגוסט 2000 של 500,000 אופציות, הניתנות למימוש ל-500,000 מניות רגילות בנות 1.00 ש"ח של החברה (לפרטים אודות מכירת אחזקות החברה בשנדול לפורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ ראה סעיף 3.4 לתשקיף).

[2] מכהן כיו"ר דירקטוריון החברה. דן גולדשטיין וגד גולדשטיין הינם אחים. בחודש ינואר רכש דן גולדשטיין 850,000 מניות של החברה מ-Shamrock Holdings of California Inc. למיטב ידיעת החברה, ביום 20 בפברואר 2002 נחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין זכרון דברים מחייב ("זכרון הדברים") בו נקבע, בין השאר, כי בתוך 30 יום ממועד חתימתו יחתמו הצדדים על הסכם סופי אשר יסדיר, בין היתר: זכויות סירוב ראשון במכירת מניות החברה על-ידי מי מהצדדים, הצטרפות וצירוף במכירת מניות החברה, התחייבות של יסקל אחזקות ביחס לאחזקת כמות מניות מזערית של פורמולה ותנאים למכירת מניות החברה לצדדים שלישיים. בנוסף נקבע בזכרון הדברים, כי אם בתוך תשעה חודשים מחתימתו יעמדו אחזקותיה של יסקל אחזקות במניות החברה על 2,300,000 מניות (המהוות כ-22.28% מהונה המונפק והנפרע של החברה), יתקשרו הצדדים בהסכם הצבעה אשר יסדיר, בין היתר, את אופן הצבעתם של הצדדים באסיפות בעלי המניות של החברה. במקרה שאחזקות יסקל אחזקות יעלו על 1,000,000 מניות של החברה המהוות כ-9.69% מהונה המונפק והנפרע של החברה או שהן תהווינה לפחות 40% מאחזקות ה"ה דן וגד גולדשטיין במניות החברה, יתקשרו הצדדים בהסכם הצבעה חלקי אשר יסדיר, בין היתר, את אופן מינוי הדירקטורים בחברה כך שמטעם יסקל אחזקות יהיה בכל עת לפחות נציג אחד בדירקטוריון החברה. ההתקשרות באיזה מהסכמי ההצבעה כאמור לעיל מותנית בעמידה בתנאים הקבועים בחוק החברות, התשנ"ט-1999, לרבות ביצוע הצעת רכש, אם תידרש.

[3] חברה ציבורית שניירות הערך שלה רשומים למסחר בבורסה. למיטב ידיעת החברה, בעלי העניין במיחשוב ישיר לישראל (מ.י.ל) בע"מ ("מיחשוב ישיר") הינם: מר עדי איל, המחזיק במניות המהוות כ-49.2% מהונה המונפק והנפרע של מיחשוב ישיר; כלל החזקות עסקי ביטוח בע"מ, המחזיקה במניות המהוות כ-9.14% מהונה המונפק והנפרע של מיחשוב ישיר; ואלוני חץ בע"מ, המחזיקה במניות המהוות כ-7.6% מהונה המונפק והנפרע של מיחשוב ישיר. למיטב ידיעת החברה, בחודש מרס 2002 התקשרו מיחשוב ישיר וחברה בת שלה עם יסקל אחזקות, בעלת עניין בחברה, בהסכם, על-פיו התחייבה מיחשוב ישיר למכור ליסקל אחזקות 279,422 מניות של החברה.

[4] מכהן כנשיא ומנכ"ל החברה וכן כדירקטור בחברה. דן גולדשטיין וגד גולדשטיין הינם אחים. בחודש ינואר רכש גד גולדשטיין 150,000 מניות של החברה מ-Shamrock Holdings of California Inc. לפרטים אודות זכרון דברים שנחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין ראה הערת שוליים 2 לעיל.

[5] למיטב ידיעת החברה, בעלי העניין ביסקל אחזקות הינם: פריכטנגר השקעות בע"מ, המחזיקה במניות המהוות כ-24.9% מהונה המונפק והנפרע של יסקל אחזקות ובאופציה להגדיל את אחזקותיה ביסקל אחזקות עד לשיעור של 50% בתנאים מסוימים שנקבעו; מאיר חן, המחזיק במניות המהוות כ-15.6% מהונה המונפק והנפרע של יסקל אחזקות; בנק לאומי לישראל בע"מ, המחזיק במניות המהוות כ-10.7% מהונה המונפק והנפרע של יסקל אחזקות; נתי פריד, המחזיק במניות המהוות כ-0.96% מהונה המונפק והנפרע של יסקל אחזקות; ובר קל טכנולוגיות בע"מ, המחזיקה במניות המהוות כ-0.28% מהונה המונפק והנפרע של יסקל אחזקות. לפרטים אודות זכרון דברים שנחתם בין יסקל אחזקות לה"ה דן וגד גולדשטיין ראה הערת שוליים 2 לעיל.

[6] מכהן כדירקטור בחברה. למר בייליס הוקנו בחודש אוגוסט 1997 75,000 אופציות הניתנות למימוש ל-75,000 מניות רגילות של החברה, מתוכן טרם מומשו 37,500 אופציות למניות רגילות של החברה.

[7] פחות מ-1%.

[8] מכהן כדירקטור חיצוני בחברה.

3.4 התפתחויות עיקריות בהון החברה

עם היווסדה של החברה בשנת 1985 הוחזקו מניותיה על-ידי ה"ה דן גולדשטיין (98%), יוסף גלאון (1%) וגד גולדשטיין (1%).

בחודש מאי 1991 הנפיקה החברה לציבור ולעובדי החברה 1,000,000 מניות רגילות ו-2,000,000 כתבי אופציה (סדרה 1). עד יום 26 במאי 1993 מומשו כל כתבי האופציה האמורים למניות. תמורת הנפקת ניירות הערך האמורים קיבלה החברה סכום של כ-9,833 אלפי ש"ח (נטו) [1]. בנוסף קיבלה החברה סכום של כ-25,657 אלפי ש"ח בגין מימוש כתבי האופציה (סדרה 1). החברה השתמשה בתמורת ההנפקה, כמו גם ביתרות המזומנים שנצטברו לה מפעילותה השוטפת, לשם רכישת מניות בחברות בנות וקשורות ופיתוח פעילותן.

בחודש אוקטובר 1994 הנפיקה החברה על-פי תשקיף לבעלי מניותיה ולעובדי החברה בדרך של זכויות 1,600,000 כתבי אופציה (סדרה 2). עד יום 20 באפריל 1997 מומשו כל כתבי האופציה האמורים למניות. החברה קיבלה סכום של 44,816 אלפי ש"ח בגין מימוש כתבי האופציה (סדרה 2).

בחודש אוגוסט 1997 אימצה החברה תוכנית להענקת אופציות לעובדים ונושאי משרה בחברה ובחברות בנות שלה, לרכישת עד 200,000 מניות רגילות של החברה. בחודש אוגוסט 1997 הקצתה החברה אופציות לרכישת 135,000 מניות רגילות של החברה לעובדים בקבוצת פורמולה באותו מועד, מתוכן הוקצו אופציות לרכישת 97,000 מניות רגילות של החברה לנשאי משרה בחברה באותו מועד. האופציות האמורות ניתנות למימוש תמורת סך של 67 ש"ח למניה, צמוד למדד המחירים לצרכן, והזכאות למימושן הינה לתקופה של חמש שנים ממועד הקנייתן. האופציות האמורות יפקעו בתום חמש שנים ממועד הקצאתן ("תוכנית האופציות 1997"). נכון למועד התשקיף מומשו 76,650 אופציות ל-76,650 מניות רגילות של החברה מתוך האופציות שהוקצו על-פי תוכנית האופציות 1997.

בחודש אוקטובר 1997 השלימה החברה רישום למסחר של ניירות ערך מסוג American Depository Shares ("**ADS's**")[2] בבורסה שמעבר לדלפק בארצות-הברית ("**Nasdaq**"), ובחודש יוני 1998 הנפיקה החברה לציבור בארה"ב 1,600,000 ADS's, בתמורה כוללת של 202,325 אלפי ש"ח (נטו).

בחודש נובמבר 1998 הקצתה החברה, במסגרת הקצאה פרטית, 107,100 מניות רגילות, תמורת כ-13,000 אלפי ש"ח.

בחודש אוגוסט 2000 אימצה החברה תוכנית להענקת אופציות לעובדים ומנהלים בחברה, לרכישת עד 300,000 מניות רגילות של החברה. בחודש נובמבר 2000 הקצתה החברה אופציות לרכישת 64,500 מניות רגילות של החברה לעובדים בחברה. האופציות האמורות

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[1] בפרק זה, הנתונים האמורים וכל יתר הנתונים המובאים בש"ח מותאמים לש"ח של חודש דצמבר 2001, אלא אם כן צוין אחרת.

[2] כל ADS מייצגת מניה רגילה האחת של החברה.

ניתנות למימוש תמורת סך של 125 ש"ח למניה, צמוד למדד המחירים לצרכן, והזכאות למימושן הינה לתקופה של שלוש שנים ממועד ההקניה האחרון. האופציות שלא מומשו יפקעו בתום חמש שנים ממועד הקצאתן ("**תוכנית האופציות 2000**" וביחד עם תוכנית האופציות 1997 - "**תוכניות האופציות**"). נכון למועד התשקיף טרם מומשו אופציות מתוך האופציות שהוקצו על-פי תוכנית האופציות 2000.

אופציות לשנדול בע"מ

בחודש ספטמבר 1999 אישרה אסיפה כללית מיוחדת של בעלי המניות של החברה הקצאת 1,000,000 אופציות הניתנות למימוש ל-1,000,000 מניות רגילות של החברה, לשנדול בע"מ ("**שנדול**").[1] האופציות האמורות הוקצו לשנדול ללא תמורה. בתנאי האופציות נקבע, כי מחיר המימוש של כל אופציה יהיה מחירה הממוצע בבורסה של מניה אחת של החברה במשך 14 ימי מסחר שיקדמו למועד מתן הודעת המימוש. האופציות האמורות יפקעו בתום שלוש שנים ממועד הקצאתן. הענקת חלק מהאופציות האמורות נועדה להבטיח את זמינותן של מניות רגילות של החברה במקרה שתמומש אופציה שהעניקה החברה לשמרוק (כהגדרתה להלן), כמפורט להלן:

בחודש ספטמבר 1999 ("**מועד ההתקשרות**") התקשרה החברה בהסכם עם Shamrock Holdings of California Inc.[2] ("**הסכם שמרוק**" ו-"**שמרוק**", בהתאמה), לפיו הוענקה לשמרוק אופציה להשקיע בניירות ערך של חברות בהן מחזיקה החברה, במישרין או בעקיפין, למעלה מ-25% מהונן המונפק והנפרע ("**חברות מושקעות**"), בין באמצעות השקעה בהון חברה מושקעת ובין באמצעות רכישת מניות של חברה מושקעת. בהסכם שמרוק נקבע, כי אפשרות ההשקעה על-פי ההסכם כאמור תוגבל לתקופה שהסתיימה בחודש מרס 2000. לשמרוק ניתנה אופציה, במסגרת ההסכם האמור, להמיר את ניירות הערך של החברות המושקעות אשר נרכשו על-ידיה תחת הסכם שמרוק ואשר נותרו בידיה, למניות רגילות של החברה, זאת במשך תקופה בת 45 יום, שתחילתה בתום 27 חודשים ממועד רכישת ניירות הערך בחברות המושקעות כאמור, או ממועד ההתקשרות, לפי הרכישה הרלוונטית ("**אופציית ההמרה למניות החברה**"). מועד ההחלפה עשוי להיות מוקדם בנסיבות ספציפיות. ההמרה תבוצע על-פי יחס המרה שייקבע בהתבסס על עלות רכישת ניירות הערך בחברות המושקעות כאמור (בחישוב נפרד לגבי כל נייר ערך), ועל מחיר מניות רגילות של החברה בבורסה במועד ההמרה, בהתאמות הנדרשות. במקרה בו תודיע שמרוק על מימוש האופציה שהוקנתה לה כאמור, כולה או חלקה, עומדת לחברה הזכות לרכוש את אחזקותיה של שמרוק בחברות המושקעות בתמורה לתשלום במזומן, זאת במקום ביצוע ההמרה כמפורט לעיל.

בחודש אוקטובר 1999 התקשרה החברה עם First Israel Mezzanine Investors Ltd. ו-The Israel Mezzanine Fund L.P., שותפות מוגבלת המאוגדת בדלאוור, ארה"ב (ביחד - "**פימי**") ועם בנק דיסקונט לישראל בע"מ ("**דיסקונט**") בהסכמים הדומים במהותם להסכם

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[1] שנדול הינה חברה בת בבעלות מלאה של פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ. במועד ההקצאה היתה שנדול חברה בת בבעלות מלאה של החברה.

[2] *שמרוק המחתה את התחייבויותיה וזכויותיה על-פי הסכם שמרוק לתאגיד בשליטתה (Trefoil Israel FSL, L.P.).*

שמרוק.

בחודש אוגוסט 2000 אישרה אסיפה כללית מיוחדת של בעלי המניות של החברה הקצאת 500,000 אופציות נוספות הניתנות למימוש ל-500,000 מניות רגילות של החברה לשנדול. האופציות האמורות הוקצו לשנדול ללא תמורה. בתנאי האופציות נקבע כי מחיר המימוש של כל אופציה יהיה מחירה הממוצע בבורסה של מניה אחת של החברה במשך 14 ימי מסחר שקדמו למועד מתן הודעת המימוש. האופציות האמורות יפקעו בתום חמש שנים ממועד הקצאתן. הענקת האופציות האמורה נועדה להבטיח מאגר זמין של מניות רגילות של החברה למטרות שונות, כך שלחברה תהיה יכולת להבטיח במהירות וביעילות זמינות מניות לצורך ביצוע עסקאות שונות.

במהלך החודשים נובמבר 2001 וינואר 2002 מימשה שמרוק את אופציית ההמרה למניות החברה בקשר עם חברות מושקעות מסוימות (ראה סעיף 6.3[ב][14] לתשקיף). תמורת כל מניות החברות המושקעות האמורות העברו לשמרוק על-ידי שנדול 1,000,000 מניות רגילות 1 ש"ח ערך נקוב כל אחת של החברה, וכן סכום השווה ל-1,574 אלפי דולר. בחודש ינואר 2002 מכרה שמרוק את מניות החברה האמורות.

במסגרת מימוש אופציית ההמרה למניות החברה, הוסכם בין שמרוק לחברה על הארכת תקופת אופציית ההמרה למניות החברה בקשר עם מניות אי.אס.אי פתרונות מומחה בינלאומיים בע"מ. במועד זה האריכה החברה לפימי ולדיסקונט את אופציית ההמרה למניות החברה בקשר עם חברות מושקעות מסוימות.

במסגרת רכישת אחזקות החברה בחברות מסוימות על-ידי פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ ("פורמולה ויז'ן"),[1] פורמולה ויז'ן קיבלה על עצמה את כל החובות והזכויות בקשר עם ההסכמים בהם התקשרה החברה עם כל אחת משמרוק, פימי ודיסקונט בקשר עם אותן חברות שהועברו לפורמולה ויז'ן. לפרטים בקשר להסכם בין החברה לבין פורמולה ויז'ן ראה סעיף 6.3[ב][14] להלן.

3.5 פרטים על שערי ניירות הערך של החברה

[א] להלן פרטים אודות שערי הסגירה (הגבוהים והנמוכים) בבורסה של המניות הרגילות של החברה בשנים 2000 ו-2001 ובתקופה שבין 1 בינואר 2002 ו-14 במרס 2002 (בש"ח):

	שנת 2000		שנת 2001		התקופה שבין 1 בינואר 2002 ל-14 במרס 2002	
	תאריך	שער	תאריך	שער	תאריך	שער
גבוה	5.3	355.00	17.1	145.38	2.1	75.8
נמוך	31.12	116.60	6.11	48.11	21.2	56.0

ביום 14 במרס 2002 נסחרה בבורסה המניה הרגילה בת 1 ש"ח ערך נקוב של החברה בשער של 59.50 ש"ח.

1 לשעבר משוב מחשבים בע"מ.

[ב] להלן פרטים אודות שערי הסגירה (הגבוהים והנמוכים) ב-Nasdaq של ADS אחד של פורמולה בשנים 2000 ו-2001 ובתקופה שבין 1 בינואר 2002 ו-14 במרס 2002 (בדולר ארה"ב):

	שנת 2000		שנת 2001		התקופה שבין 1 בינואר 2002 ל-14 במרס 2002	
	חודש	שער	חודש	שער	חודש	שער
גבוה	מרס	92.19	ינואר	38.00	ינואר	16.92
נמוך	דצמבר	27.00	נובמבר	11.25	פברואר	12.00

ביום 14 במרס 2002 נסחר ב-ADS Nasdaq של החברה בשער של 12.73 דולר.

3.6 ריכוז נתונים אודות ניירות הערך המוצעים

[א] המחיר ל-1 ש"ח ערך נקוב מניות שתנבענה מהמרת איגרות החוב (סדרה א') הינו כ-___ ש"ח. המחיר האפקטיבי האמור מבוסס על ההנחה כי איגרות החוב (סדרה א') תומרנה למניות ביום __ ב______ ______, על מחיר הרכישה של איגרות החוב (סדרה א'), על שער ההמרה שלהן ועל היוון בשיעור של %___ לשנה.

[ב] השווי הכלכלי של כתב אופציה (סדרה 3) המוצע לציבור, כשהוא מחושב על-פי מחיר המניה בבורסה ביום __ ב______ ______ (______ ש"ח) הינו ____ ש"ח. המחיר האפקטיבי האמור מבוסס על נוסחת החישוב שנקבעה בהנחיות הבורסה, כאשר סטיית התקן על בסיס שבועי הינה %___.

[ג] ההון העצמי המותאם של החברה לכל 1 ש"ח ערך נקוב הון מניות היה ליום 31 בדצמבר 2001 כ-73.12 ש"ח. ההון העצמי המותאם של החברה לכל 1 ש"ח ערך נקוב מניות ליום 31 בדצמבר 2001, בהנחה של מימוש כל כתבי האופציה (סדרה 3), ובהנחה של המרה מיידית של כל סדרות איגרות החוב (סדרה א'), ומבלי להתחשב בתוצאות העסקיות שלאחר 31 בדצמבר 2001, הינו כ-_____ ש"ח.

[ד] הרווח (ההפסד) הנקי המותאם ל-1 ש"ח ערך נקוב הון מניות לשנה שנסתיימה ביום 31 בדצמבר 1999 היה כ-20.76 ש"ח; לשנה שנסתיימה ביום 31 בדצמבר 2000 - כ-17.49 ש"ח; ולשנה שנסתיימה ביום 31 בדצמבר 2001 - כ-(25.82) ש"ח.

פרק 4 - הזכויות הנלוות למניות החברה

4.1 זכויות הצמודות למניות

החברה רשאית, בהחלטה שתתקבל באסיפה הכללית של בעלי מניות של החברה להקצות, מעת לעת, מניות בעלות זכויות עדפות, זכויות נדחות, זכויות פדיון, או זכויות מיוחדות אחרות, תאת כפוף לזכויות מיוחדות המוקנות למניות הקיימות בהון החברה.

4.2 השתתפות בחלוקת דיבידנד ומניות הטבה

כפוף להוראות כל דין, בעלי המניות הזכאים לקבל תשלום של דיבידנד או כל תשלום אחר או הקצאה של כל זכות, יהיו בעלי המניות במועד שבו יוחלט לבצע חלוקת דיבידנד או במועד מאוחר יותר כפי שייקבע בהחלטה האמורה.

החלטה על חלוקת דיבידנד תתקבל בדירקטוריון החברה.

כפוף לזכויות של מניות בעלי זכויות עדפות לדיבידנדים, כל דיבידנד שישולם על ידי החברה יחולק בין בעלי המניות הזכאים לו בהתאם לשיעור אחזקתם במניות בעלות הזכאות לדיבידנד. מניות אשר שולמו במלואן או נזקף לזכותן באשראי ששולמו במלואן או שולמו בחלקן יזכו את בעליהם בדיבידנד בהתאם לשיעור אחזקתם היחסי באותו מועד. דיבידנדים שהוכרזו כאמור לא יישאו ריבית.

כל דיבידנד שלא נתבע או כל סכום אחר הנוגע לתשלום למניה יוכל לשמש לטובת החברה בהתאם לשיקול דעת הדירקטוריון, עד שיתבע. החברה לא תשמש כנאמן לכסף שלא נתבע בזמן. כל דיבידנד שלא נתבע בתום תקופה של שבע (7) שנים מיום ההכרזה על חלוקה או כל כסף אחר שלא נתבע לאחר תקופה כאמור מהמועד שניתן היה לגבותו, יוחזר לחברה בתנאי שהדירקטוריון יהא רשאי, בהתאם לשיקול דעתו, לגרום לחברה לשלם דיבידנד שכזה או כסף שכזה או כל חלק ממנו לאדם שהיה זכאי לקבלו אם הסכום לא היה חוזר לחברה כאמור.

4.3 הזכויות בעת פירוק

במקרה של פירוק החברה, כפוף להוראות כל דין חכויות בעלי מניות בעלי זכויות מיוחדות בקשר לפירוק, יחולקו נכסי החברה, הניתנים לחלוקה, לבעלי מניות, באופן יחסי לשיעור אחזקותיהם בערך נקוב מניות אשר להם מבוצעת חלוקה כאמור.

4.4 מינוי דירקטורים

ראה סעיף 7.4 לתשקיף.

4.5 הודעות על אסיפות כלליות והצבעה בהן

אסיפות שנתיות תכונסנה לפחות אחת לשנה במועד שייקבע על-ידי הדירקטוריון ולא יותר מחמישה עשר (15) חודשים אחרי האסיפה השנתית הקודמת ובמקום (בישראל או מחוץ

לישראל) אשר יקבע על-ידי הדירקטוריון.

כל אסיפה כללית, מלבד האסיפה השנתית, תקרא אסיפה מיוחדת. הדירקטוריון רשאי, על-פי שיקול דעתו, לכנס אסיפה כללית מיוחדת, וכן יהיה חייב לכנס אסיפה מיוחדת, על סמך בקשה בכתב, כפוף להוראות סעיפים 63(ב)(1), 63(ב)(2) וכן 63(ג) של חוק החברות.

המועד הקובע, לזכאות להשתתף ולהצביע באסיפה כללית, יקבע על ידי הדירקטוריון כפוף לחוק, אולם מועד כאמור לא יהיה מוקדם מארבעים (40) יום לפני האסיפה הכללית או פעולה אחרת במקרה אשר יהיה ולא יאוחר מארבעה (4) ימים לפני אסיפה כללית או פעולה אחרת במקרה אשר יהיה.

זכאות לקבלת הודעה על האסיפה הכללית ולהשתתף ולהצביע בה תיקבע על-פי הרישום במרשם בעלי המניות של החברה במועד הקובע. קביעה של בעלי מניות במועד הקובע תחול גם על כל דחייה של אסיפה שכזו, כפוף לכך שהדירקטוריון רשאי לקבוע מועד קובע חדש לאסיפה נדחית כאמור.

הודעה על כל אסיפה כללית תפורסם בשני עיתונים בישראל בהתאם להוראות סעיף 62(ד) לחוק החברות. החברה אינה מחויבת לתת הודעה על אסיפה כללית בהתאם להוראות סעיף 69(ב) לחוק החברות.

ההוראות החלות על אסיפה כללית יחולו בשינויים המחויבים על כל אסיפת סוג.

4.6 דיונים באסיפות כלליות

שני בעלי מניות, או יותר, הנוכחים בעצמם או על-ידי באי-כוחם, המחזיקים ביחד לפחות עשרים וחמישה אחוזים (25%) מכלל זכויות ההצבעה בחברה, יהוו את המניין החוקי באסיפה כללית. לא תתקבל כל החלטה של האסיפה הכללית אם לא נוכח מניין חוקי.

אם כעבור שעה מהמועד שנקבע לאסיפה הכללית לא יימצא מניין החוקי, האסיפה, אם כונסה בהתאם להוראות סעיפים 63(ב)(1) או (2), 64 או 65 לחוק החברות, תבוטל, אולם בכל מקרה אחר היא תידחה לאותו היום בשבוע הבא באותו הזמן ובאותו המקום או ליום, שעה ומקום אשר יקבע יושב ראש האסיפה הכללית בהסכמת המחזיקים ברוב זכויות ההצבעה המיוצגים באסיפה בעצמם או על-ידי באי-כוחם והמצביעים בקשר לשאלת הדחייה.

אם כעבור חצי שעה מהמועד שנקבע לאסיפה הנדחית לא יימצא מניין חוקי, כל שני (2) בעלי מניות הנוכחים בעצמם או על-ידי באי כוחם יהוו מניין חוקי, כפוף להוראות כל דין.

יושב ראש הדירקטוריון ישמש כיושב ראש בכל אסיפה כללית של החברה. אם לא קיים יושב ראש כאמור, או שיושב הראש האמור אינו נוכח תוך חמש עשרה (15) דקות מהמועד הנקבע לאסיפה הכללית או שאינו מעוניין לכהן כיושב ראש באסיפה, יבחרו בעלי המניות הנוכחים יושב ראש אחר מביניהם.

משרת יושב ראש אסיפה כללית אינה מקנה, כשלעצמה, זכות הצבעה באסיפה כללית ואינה מקנה קול נוסף.

החלטות באסיפת בעלי מניות תתקבלנה ברוב בעלי המניות הנוכחים בעצמם או בעזרת באי-כוחם.

הצבעה באסיפה כללית תבוצע בהרמת יד, אך לבקשת בעל מניות, לפני ההצבעה או מייד לאחר הכרזה על תוצאות הצבעה בהרמת יד, תיערך הצבעה בכתב. במקרה של הצבעה בכתב, שנערכה לאחר הצבעה רגילה, כאמור, יבוטלו תוצאות ההצבעה הראשונה. הכרזת יושב הראש על תוצאת הצבעה תהווה ראיה לתוצאות ההצבעה.

החלטה בכתב החתומה על ידי כל בעלי המניות הזכאים, באותו מועד, להשתתף ולהצביע באסיפה כללית של החברה, או שניתנה הסכמתם, תיחשב כאילו התקבלה באסיפה כללית שכונסה כדין.

יושב ראש האסיפה הכללית, רשאי בהסכמת האסיפה להחליט לדחות את האסיפה מזמן לזמן וממקום למקום, וחייב הוא לדחותה כאמור אם האסיפה הורתה לו לעשות כן. באסיפה הנדחית אין לדון אלא בעניינים שהיה ניתן לדון בהם באסיפה המקורית. לא נדרשת הודעה על דחייה כאמור, אלא אם נקבעה למועד מאוחר מעשרים ואחד (21) יום לאחר מועד האסיפה המקורית. במקרה כאמור תפורסם הודעה באותו האופן שבוצעה ההודעה לאסיפה המקורית.

4.7 הצבעת בעלי מניות וזכויות הצבעה

כפוף לכל תנאים מיוחדים, זכויות יתר והגבלות בדבר הצבעת בעלי מניות, יהא לכל בעל מניות הנוכח בעצמו או על-ידי בא-כוח או באמצעות כתב הצבעה, קול אחד בגין כל מניה השייכת לו והמקנה זכות הצבעה באסיפה הכללית.

בעל מניות לא יהא בעל זכות הצבעה באסיפה הכללית (או להיחשב כחלק מהמניין החוקי), אלא אם שולמו כל התשלומים בקשר למניותיו. הוראה זו לא תחול בקשר להצבעה של בעל מניות כאמור באסיפה נפרדת של בעלי מניות מסוג מסוים.

תאגיד שהוא בעל מניות בחברה רשאי להסמיך, על-פי החלטת מנהליו או גוף מנהל אחר שלו, את כוחו של אדם שהוא ימצא מתאים להיות נציגו בכל אסיפה כללית. אדם המוסמך כנזכר לעיל יהא רשאי להשתמש מטעם התאגיד שהוא מייצגו באותן זכויות הצבעה שהתאגיד עצמו היה יכול להשתמש בהן אילו היה בעל מניות יחיד. לבקשת יושב ראש האסיפה הכללית יציג נציג כאמור ראיה בכתב בקשר להסמכה כאמור.

מקום ששני בעלי מניה או יותר הינם בעלים משותפים במניה, יצביע ראשון השותפים בלבד, בין בעצמו ובין על-ידי בא-כוחו, מבלי להתחשב ביתר השותפים הרשומים על המניה. למטרה זו ייחשב ראשון השותפים, האדם ששמו רשום ראשון במרשם בעלי המניות.

הדירקטוריון רשאי, כפוף להוראת כל דין, להחליט על נושאים שההצבעה עליהם תיעשה באמצעות כתב הצבעה, זאת בנוסף לנושאים המפורטים בסעיף 87 לחוק החברות.

ייפוי-כוח להצבעה באסיפה כללית יהא בכתב, בצורה מקובלת או בכל צורה אחרת שתאושר על-ידי דירקטוריון החברה, ויימסר לחברה לא פחות מארבעים ושמונה (48)

שעות לפני המועד הקבוע לתחילת האסיפה בה עומד להצביע האדם הנקוב בייפוי-הכוח (או במועד קצר יותר שייקבע על-ידי דירקטוריון החברה). יושב ראש האסיפה רשאי, בשיקול דעתו הבלעדי, לוותר על דרישה זו.

הצבעה בהתאם למסמך ממנה בא-כוח יהיה לה תוקף למרות מותו של הממנה, או ביטול ייפוי-הכוח או העברת המניה שבגינה הצביעו כאמור, אלא אם הודעה בכתב על המוות, הביטול או ההעברה, נתקבלה על-ידי החברה, או על-ידי יושב הראש האסיפה לפני ההצבעה, או אם מוסר ייפוי הכוח נוכח בעצמו באסיפה ומבטל אותו.

4.8 העברת מניות

העברת מניות של החברה לא תירשם אלא אם נמסר שטר העברה מתאים לחברה, ביחד עם כל תעודת מניה וכל עדות אחרת אשר הדירקטוריון ימצא, באופן סביר לבקש. עד שתירשם העברה כאמור במרשם בעלי המניות של החברה, רשאית החברה להמשיך ולהתייחס למעביר כאל בעל המניה.

דירקטוריון החברה רשאי:

[א] לסרב לרשום העברה של מניה שלא שולמה במלואה.

[ב] לא להכיר בהעברה עד שתעודת המניה המועברת מרצמדת אליה, ביחד עם כל עדות אחרת אשר הדירקטוריון ידרוש כהוכחה שלמעביר קיימת זכות להעביר את המניה ותשולם אגרת ההעברה, כפי שתיקבע על-ידי הדירקטוריון.

נרשמה מניה על שם שני בעלי מניות או יותר, רשאית החברה להכיר רק בשותף הנותר בחיים או בשותפים הנותרים בחיים כאנשים אשר להם זכות במניה או טובת הנאה בה.

כל אדם אשר שייעשה בעל זכות במניות עקב מותו של בעל מניות, יהא זכאי, בהראותו הוכחות המעידות כי לו הזכות למניות בעל המניות שנפטר, להירשם כבעל מניות בגין מניות כאלו, או יוכל, כפוף להוראות תקנון החברה, להעביר את אותן מניות.

החברה תוכל להכיר בכונס נכסים או במפרק של בעל מניות שהוא תאגיד הנמצא בחיסול או בפירוק או בנאמן בפשיטת רגל או בכל כונס נכסים של בעל מניות פושט רגל להירשם כבעל מניות בקשר למניות הרשומות על שמו של בעל מניות כזה, או יוכל, כפוף להוראות תקנון החברה, להעביר את אותן מניות.

4.9 שינוי זכויות המניות

בכל עת שהון המניות של החברה יהא מחולק לסוגים שונים של מניות, שינוי הזכויות הצמודות לכל סוג של מניות, יהא כפוף לקבלת רוב באסיפה כללית נפרדת של בעלי המניות של אותו סוג.

פרק 5 - תמורת ניירות הערך וייעודה

5.1 תמורת ההנפקה

אלפי ש"ח

התמורה המיידית הצפויה[1] -

הוצאות חיתום, ניהול והפצה -

הוצאות אחרות (מוערך) -

התמורה הצפויה נטו -

בנוסף, אם ימומשו כל כתבי האופציה (סדרה 3), עשויה החברה לקבל עד יום ____ סכום נוסף של כ-____ אלפי ש"ח בצירוף הפרשי הצמדה.

5.2 יעוד התמורה

החברה מתכוונת להשתמש בכספי תמורת ההנפקה במהלך העסקים הרגיל שלה או בהתאם להחלטות הדירקטוריון כפי שתהיינה מעת לעת.

5.3 סכום מינימלי

לא נקבע סכום מינימלי שיש להשיגו בהנפקה זו. ההנפקה הובטחה במלואה על-פי הסכם חיתום, למעט יחידות אשר התחייבות לרכישתן נתקבלה ממשקיעים מוסדיים - ראה סעיף 2.5 לתשקיף.

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[1] מבוסס על המחיר המזערי ליחידה המוצעת על-פי תשקיף זה.

פרק 6 - תיאור החברה, התפתחותה ועסקיה

6.1 כללי

החברה התאגדה בשנת 1985. בשנת 1991 נרשמו מניותיה של החברה למסחר בבורסה לניירות ערך בתל אביב בע"מ ("**הבורסה**"). בשנת 1997 רשמה החברה למסחר בבורסה מעבר לדלפק בארצות הברית ("**Nasdaq**") ניירות ערך מסוג American Depositary Shares ("**ADS's**").

בהתאם להחלטת אסיפת בעלי המניות של החברה מחודש ינואר 2001, וכל עוד ניירות הערך של החברה רשומים למסחר מחוץ לישראל, מפרסמת החברה דיווחים שהיא חייבת בהגשתם על-פי דיני ניירות הערך בארצות הברית בהתאם להוראות פרק ה'3 לחוק ניירות ערך, תשכ"ח-1968 ("**חוק ניירות ערך**"), ולפיכך לא חלות עליה חובות הדיווח מכוח הוראות פרק ו' לחוק ניירות ערך.

6.2 פעילות הקבוצה

החברה עוסקת, באמצעות חברות בנות וחברות מוחזקות, בפיתוח, ייצור ושיווק פתרונות תוכנה משולבים ובמתן שירותים בתחום התוכנה.

החברה, החברות הבנות והחברות המוחזקות של החברה יכונו להלן, ביחד - "**הקבוצה**".

הקבוצה מספקת את שירותיה בלמעלה מ-50 מדינות ברחבי העולם, ללקוחות בעלי צרכים מורכבים בתחום טכנולוגיות המידע.

6.3 המבנה הארגוני של הקבוצה

[א] להלן תרשים מבנה האחזקות בקבוצה:



פורמולה מערכות (1985) בע"מ
85.4%
50.6%
50.2%
54.5%
66.6%
50.2%
50.1%
100%
24%
77%
NextSource Inc.
Sapiens International Corporation N.V.

[ב] <u>שינוי מבנה האחזקות בקבוצה</u>

בשנת 1999 החלה הקבוצה ביישום תוכנית לשינוי היערכותה הארגונית, אשר תכליתה לייעל את פעילות הקבוצה. להלן יפורטו הפעולות המרכזיות שנעשו במסגרת שינוי ההערכות הארגונית:

[1] בחודש אפריל 1999 התקשרה החברה בהסכם עם פורסופט בע"מ ("פורסופט")[1] על-פיו רכשה פורסופט מהחברה 1,511,648 מניות רגילות של פורסופט פתרונות אי.אר.פי. בע"מ[2] ("פורסופט אי.אר.פי."), אשר היוו כ-60% מהונה המונפק והנפרע של פורסופט אי.אר.פי., בתמורה לסך של כ-11,164 אלפי ש"ח. המחיר למניה ששילמה פורסופט לחברה ייצג את מחיר השוק של המניות הרגילות של פורסופט אי.אר.פי. בבורסה ביום סגירת העיסקה. לאחר השלמת העיסקה רכשה פורסופט מהציבור את יתרת מניות פורסופט אי.אר.פי. שהוחזקו בידיו, במסגרת שתי הצעות רכש ובתמורה לסך של כ-12,159 אלפי ש"ח. בחודש פברואר 2000 נמחקו מניותיה של פורסופט אי.אר.פי. מהמסחר בבורסה. אחזקות החברה בפורסופט נמכרו למטריקס אי.טי. בע"מ ("מטריקס"),[3] בתמורה ל-85% מהונה המונפק של מטריקס (לפרטים ראה סעיף 6.3[ב][12] לתשקיף). פורסופט מספקת במסגרת קבוצת מטריקס, כהגדרתה בסעיף 6.5.5[א] לתשקיף, פתרונות תוכנה ושירותי תוכנה למערכות בתחום טכנולוגיות המידע.

[2] בחודש מאי 1999 התקשרה ניו אפליקום בע"מ ("אפליקום"), חברה בת של החברה, עם החברה בהסכם, על-פיו רכשה אפליקום מהחברה, באמצעות חברה בת בבעלות מלאה שלה, 2,398,228 מניות רגילות של ניו אפליקום יצוא בע"מ ("אפליקום יצוא"),[4] אשר היוו כ-78.56% מהונה המונפק והנפרע של אפליקום יצוא. החברה מחזיקה בכ-50% מהונה המונפק והנפרע של אפליקום (לפרטים בקשר לפעילות אפליקום ראה סעיף 6.5.1[א] לתשקיף). המניות נרכשו בתמורה כוללת של כ-37,643 אלפי ש"ח, מתוכם כ-11,293 אלפי ש"ח (30%) שולמו במזומן, והיתרה (70%) שולמה בהקצאה של 854,800 מניות רגילות של אפליקום, אשר היוו לאחר הקצאתן כ-16.6% מהונה המונפק והנפרע של אפליקום. לאחר השלמת העיסקה החזיקה החברה ב-63.54% מהונה המונפק והנפרע של אפליקום.

לאחר השלמת העיסקה האמורה בחודש יולי 1999, פרסמה אפליקום שתי הצעות רכש במסגרתן רכשה את יתרת אחזקות הציבור במניות אפליקום יצוא, בתמורה למניות של אפליקום אשר שיקפו באותו מועד שווי של כ-25,128 אלפי ש"ח. בחודש מרס 2000 נמחקו מניותיה של אפליקום יצוא מהמסחר בבורסה.

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[1] במועד ההתקשרות בהסכם, חברה בת של החברה.

[2] לשעבר ניקוב מחשבים (ישראל) בע"מ.

[3] לשעבר רומטק אלקטרוניקה בע"מ.

[4] לשעבר אפ.סי.טי. - פורמולה טכנולוגיות מיחשוב בע"מ.

[3] בחודש אוקטובר 2000 פרסמה החברה בארה"ב הצעת רכש לרכישת כל מניות פורסופט שהוחזקו על-ידי הציבור, בעקבותיה רכשה החברה את כל מניות פורסופט שהיו בידי הציבור בתמורה לסך של כ-38,531 אלפי דולר. בעקבות הצעת הרכש האמורה החזיקה הקבוצה בכל הונה המונפק של פורסופט, מניותיה של פורסופט נמחקו מהמסחר ב-Nasdaq, ופורסופט הפכה לחברה פרטית.

[4] ביום 31 בדצמבר 2001, הועברו אחזקותיה של החברה באיגרות חוב להמרה של Thoughtbubble Productions Inc. ("Thoughtbubble"), אשר עוסקת בפיתוח פתרונות בתחום המדיה החדשה, לאפליקום, חברה בת של החברה. בתמורה להעברת האחזקות כאמור, לקחה על עצמה אפליקום את כל התחייבויות החברה בקשר עם Thoughtbubble.

[5] בחודש ינואר 2001 פרסמה החברה הצעת רכש לרכישת כל מניות פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ ("פורמולה ויז'ן")[1] המוחזקות על-ידי הציבור. פורמולה ויז'ן היא חברה ציבורית אשר מניותיה רשומות למסחר בבורסה. במסגרת הצעת הרכש רכשה החברה 5,556,406 מניות רגילות בנות 1.00 ש"ח ערך נקוב כל אחת של פורמולה ויז'ן, אשר היוו באותו מועד כ-21.5% מהונה המונפק והנפרע של פורמולה ויז'ן, בתמורה לסך של כ-51,100 אלפי ש"ח. לאחר השלמת הצעת הרכש החזיקה החברה כ-19,308,906 מניות רגילות של פורמולה ויז'ן, אשר היוו כ-74.5% מהונה המונפק והנפרע.

[6] בחודש ינואר 2001 השלימה פורמולה ויז'ן[2] רכישה של כ-33.3% מהונה המונפק של סיון הדרכה ומערכות בע"מ ("סיון")[3] מבעלי השליטה בסיון ומחברות בנות של סיון (בסעיף זה - "המוכרים"), בתמורה לכ-22,000 אלפי ש"ח, זאת במקביל לרכישת עסקי סיון על-ידי המוכרים או חלקם בתמורה שלאחר תשלומה עמד ההון העצמי של סיון על כ-26,800 אלפי ש"ח, ובמקביל להקצאה על-ידי סיון לפורמולה ויז'ן של מניות רגילות של סיון, אשר היוו לאחר הקצאתן כ-51.4% מהונה המונפק של סיון, בתמורה כוללת של כ-33,798 אלפי ש"ח. כמו כן, באותו מועד, כחלק מהעיסקה האמורה, רכשה סיון מפורמולה ויז'ן את כל אחזקותיה של פורמולה ויז'ן במנטורטק אינק. (כ-99.5% מהון המניות של מנטורטק אינק.), בתמורה לכ-12,000 אלפי דולר.

[7] בחודש מרס 2001 חילקה פורמולה ויז'ן לבעלי מניותיה כדיבידנד בעין את כל מניות מג'יק תעשיות תוכנה בע"מ ("מג'יק") אשר הוחזקו על-ידיה באותו מועד, היינו, 9,000,000 מניות רגילות של מג'יק, אשר היוו כ-30.5%

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[1] לשעבר משוב מחשבים בע"מ.

[2] באותו מועד חברה בת של החברה.

[3] לשעבר מקור הפורמיקה בע"מ.

מהונה המונפק והנפרע. מג׳יק הינה חברה ציבורית אשר מניותיה רשומות למסחר ב-Nasdaq ובבורסה. במועד האמור החזיקה החברה כ-74.5% מהונה המונפק והנפרע של פורמולה ויז׳ן. במסגרת החלוקה האמורה חולקו לחברה 6,700,315 מניות של מג׳יק, המהוות כ-22.7% מהונה המונפק והנפרע של מג׳יק.

[8] בד בבד עם חלוקת מניות מג׳יק על-ידי פורמולה ויז׳ן כמפורט לעיל, חילקה פורמולה ויז׳ן לבעלי מניותיה כדיבידנד בעין מניות רגילות של סיון, אשר היוו כ-84.7% מהונה המונפק והנפרע של סיון. במועד האמור החזיקה החברה כ-74.5% מהונה המונפק והנפרע של פורמולה ויז׳ן. במסגרת החלוקה האמורה חולקו לחברה 8,144,604 מניות רגילות של סיון, המהוות כ-63% מהונה המונפק והנפרע.

[9] במהלך שנת 2001 השלימה הקבוצה השקעה בסך 10,000 אלפי דולר בחברת Sapiens International Corporation N.V (״ספיאנס״), חברה ציבורית שניירות הערך שלה רשומים למסחר ב-Nasdaq, העוסקת באספקת פתרונות כוללים לפיתוח ומימוש של יישומים והטמעה של מערכות ופתרונות. בתמורה להשקעה האמורה הקצתה ספיאנס לקבוצה מניות בכורה ו׳ של ספיאנס (Series F Preferred Stock) (**״מניות בכורה ו׳״**), אשר מייצגות במועד תשקיף זה כ-24% מהונה המונפק של ספיאנס (על בסיס המרה) והניתנות להמרה למניות רגילות של ספיאנס, כפוף להתאמות של יחס ההמרה. בנוסף, ניתנה לקבוצה אופציה הניתנת למימוש עד לחודש דצמבר 2003, לרכוש מניות בכורה ו׳ נוספות בסכום של 10,000 אלפי דולר. מניות בכורה ו׳ ניתנות לפדיון (redemption) על-ידי ספיאנס.

[10] בחודשים מאי עד יולי 2001 רכשה החברה מאת פורסופט וחברה בת שלה את כל אחזקותיהן במספר חברות כדלקמן: פורסופט ייצוא (1999) בע״מ (100%), NextSource Inc. - לשעבר Forsoft Inc. (100%), פורמולה ריטייל סולשיינס בע״מ (78%), אף.טי.אס. פורמולה טלקום סולושנס בע״מ (50.1%), אפ.אי.אס תוכנה בע״מ (51.1%), ואנ.אי.פי. ניקוב פרויקטים בינלאומיים בע״מ (74%), בתמורה כוללת של כ-81,000 אלפי ש״ח. התמורה האמורה שווה לסך השקעותיהן של פורסופט וחברת הבת בחברות האמורות.

[11] בחודש יולי 2001 הכריזה החברה על חלוקת מניות רגילות בנות 1 ש״ח ערך נקוב של פורמולה ויז׳ן שהוחזקו על-ידיה, אשר היוו כ-72% מהונה המונפק והנפרע של פורמולה ויז׳ן, כדיבידנד בעין לבעלי מניותיה. בחודש אוגוסט 2001 הושלמה חלוקת המניות.

[12] בחודש אוגוסט 2001 התקשרה החברה בהסכם עם מטריקס ובעלי השליטה בה על-פיו התחייבה מטריקס להקצות לחברה 23,788,151 מניות רגילות בנות 1 ש״ח כל אחת של מטריקס אשר יהוו לאחר הקצאתן כ-85% מהונה

המונפק והנפרע של מטריקס בתמורה למלוא הונה המונפק של פורסופט.
במסגרת העסקה הסכימו הצדדים, בין היתר, כי במועד השלמת העסקה יעמוד הונה העצמי של מטריקס שמקורו בנכסים נזילים על 8,000 אלפי דולר, וכן שמטריקס תהא נקיה מכל פעילות ו/או נכסים (מעבר לאמור לעיל). במסגרת ההסכם התחייבה החברה להביא לכך שבנק מסחרי יעמיד לבעלי השליטה במטריקס שאינם קשורים לחברה הלוואה בסך כ-8,340 אלפי דולר לתקופה של שלוש שנים, כנגד שיעבוד מניותיהם במטריקס לטובת הבנק המלווה. על-פי הסדר בין הצדדים, נאסר על בעלי השליטה במטריקס למכור את מניותיהם לצדדים הקשורים להם, במהלך תקופת ההלוואה. בהסכם נקבע כי אם בתום תקופת החזר ההלוואה יפחת שווי התמורה בגין מכירת מניות בעלי השליטה במטריקס אשר הועברה לבנק, מסכום ההלוואה הכולל, תשלם החברה לבנק את ההפרש בין סכום ההלוואה הכולל לסכום ההחזר. החברה התחייבה כלפי הבנק, להבטחת פירעון סכום ההלוואה הכולל. העיסקה הושלמה בדצמבר 2001. נכון למועד התשקיף, מחזיקה החברה בכ-85.4% מהונה המונפק והנפרע של מטריקס.

[13] בחודש ספטמבר 2001 התקשרה החברה בהסכם עם צדדים שלישיים ("המוכרים") לרכישת 2,498,168 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת של לירז מערכות בע"מ ("לירז" ו-"מניות של לירז", בהתאמה), שמניותיה רשומות למסחר בבורסה, המהוות כ-37.3% מהונה המונפק והנפרע של לירז. המניות נרכשו בתמורה של כ-5,621 אלפי דולר. באוקטובר 2001 פרסמה החברה הצעת רכש מיוחדת על-פיה רכשה מניות נוספות של לירז, המהוות כ-5.96% מהונה המונפק והנפרע של לירז, תמורת סך של 2,600 אלפי ש"ח. לאחר השלמת העיסקה, והצעת הרכש החזיקה החברה בכ-50.7% מהונה של לירז.

[14] <u>רכישת אחזקות החברה בחברות מסוימות על-ידי פורמולה ויז'ן</u>

ביום 28 בנובמבר 2001 מימשה פורמולה ויז'ן אופציה שהוענקה לה על-ידי החברה בחודש יולי 2001 לרכישת כל אחזקותיה של החברה, במישרין ובעקיפין, באפ.איי.אס. תוכנה בע"מ (51.1%), בפורמולה ריטייל סולושנס בע"מ (78%), באפ.טי.אס. - פורמולה טלקום סולושנס בע"מ (50.1%), באנ.אי.פי. ניקוב פרויקטים בינלאומיים בע"מ (72%), באנפורמיה תוכנה בע"מ (36%), בבבילון בע"מ (כ-1%) בדמנטורה בע"מ (0.85%), בפורסופט יצוא (1999) בע"מ (100%), באיירפורט אינטרסיסטמס טכנולוג'יס בע"מ (80.3%), בפורמולה ונצ'רס בע"מ (100%), בטרנסטק קונטרול בע"מ (68%), באי.אס.אי. פתרונות מומחה בינלאומיים בע"מ (50%), בגיאוסים מערכות בע"מ (34%)

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[1] מניות פורסופט האמורות מקנות 100% מזכויות ההצבעה ומהסמכות למנות דירקטורים בפורסופט. פורמולה שירותי תוכנה בע"מ, חברה בת בבעלות מלאה של פורסופט, מחזיקה כ-1.76% הנותרים מהון המניות המונפק של פורסופט.

בשנדול בע״מ (100%)[1], באחזקות החברה בקרנות הון הסיכון ונצ׳רס I+II, וכן באחזקות החברה בחברת חדשות ישראל (טי.אי.אן.סי.) בע״מ (23%)[2] (כולן יחד - **״החברות המועברות״**), לרבות התחייבויות של החברה בקשר לחברות האמורות, וכן את כל זכויותיה והתחייבויותיה של החברה בחברות האמורות או בקשר אליהן, בתמורה לתשלום סך של 260,000 אלפי ש״ח (שווי החברות האמורות בספרי החברה ביום 30 ביוני 2001, בתוספת השקעות עד למועד השלמת ההסכם) (בסעיף זה - **״ההסכם״**).

על-פי ההסכם העמידה החברה לטובת פורמולה ויז׳ן ביום 30 בדצמבר 2001, סכום של 260,000 אלפי ש״ח (**״סכום האג״ח הראשון״**).[3] סכום האג״ח הראשון יהיה צמוד למדד המחירים לצרכן וישא ריבית שנתית בשיעור של 5%. סכום האג״ח הראשון יעמוד לפירעון, כפוף לתנאי ההסכם, בתשלומים רצופים בכל אחת מהשנים 2002 עד 2006, כאשר, ככל שלא הושלם הפירעון כאמור, בתום התקופה האמורה תשלם פורמולה ויז׳ן לחברה את כל יתרת סכום האג״ח הראשון שטרם נפרעה עד אותו מועד.[4]

בנוסף נקבע, כי פורמולה ויז׳ן תפעל להעביר על שמה את כל הערבויות אשר החברה ערבה על-פיהן בקשר לחברות המועברות (**״הערבויות״**), וכי לא יאוחר מיום 1 באפריל 2002 תעמיד החברה לרשות פורמולה ויז׳ן סכום נוסף, וזהה בתנאיו לסכום האג״ח הראשון, בסכום השווה ליתרת הערבויות שלא הועברו על שמה של פורמולה ויז׳ן עד לאותו מועד ובתוספת 40,000 אלפי ש״ח (**״סכום האג״ח השני״**).[5,6]

עוד נקבע, כי התשלומים על חשבון הסכומים האמורים והפרשי ההצמדה בגינם, בתוספת או גריעה של סכומים מסוימים, לפי העניין, בכל שנה קלנדרית, לא יפחתו מ-30% מההכנסות שינבעו לפורמולה ויז׳ן בקשר לחברות המועברות, ולא יעלו על 70% מההכנסות האמורות, ובכל מקרה לא יפחתו מ-20% מהרווח החשבונאי השנתי של פורמולה ויז׳ן.

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1 לפרטים אודות אופציות שהקצתה החברה לשנדול בע״מ ראה סעיף 3.4 לתשקיף.

2 העברת אחזקות החברה בחברת חדשות ישראל (טי.אי.אן.סי.) בע״מ (״חדשות ישראל״) טרם הושלמה והיא כפופה לקבלת האישורים הנדרשים על-פי דין. החברה מחזיקה בכ-23% אחת מהונה של חדשות ישראל אשר על-פי החלטת המועצה לשידורי כבלים ולשידורי לווין צפויה לקבל רשיון משדר ערוץ טלוויזיה ייעודי לשידור ערוץ חדשות. נכון למועד פירסום התשקיף, הסכום הכולל של התחייבויות החברה בקשר להעמדת כספים לחדשות ישראל הינו כ-2,900 אלפי דולר.

3 כנגד סכום האג״ח הראשון הנפיקה פורמולה ויז׳ן לחברה סדרה של 260 איגרות חוב בנות 1,000,000 ש״ח ערך נקוב כל אחת.

4 לחברה הזכות להחליף את איגרות החוב האמורות בהלוואה אשר תועמד לפורמולה ויז׳ן על-ידי בנק מסחרי, ללא שינוי כלשהו בתנאים האמורים.

5 כנגד סכום האג״ח השני הנפיקה פורמולה ויז׳ן לחברה סדרה של איגרות חוב בערך נקוב כולל השווה לסכום האג״ח השני.

6 לחברה הזכות להחליף את איגרות החוב האמורות בהלוואה אשר תועמד לפורמולה ויז׳ן על-ידי בנק מסחרי, ללא שינוי כלשהו בתנאים האמורים.

כמו כן נקבע, כי במקרה שפורמולה ויז'ן תנפיק בעתיד איגרות חוב המירות למניות פורמולה ויז'ן לצד שלישי כלשהו, תהיה החברה רשאית לדרוש כי חלף יתרת סכום האג"ח הראשון וסכום האג"ח השני באותו מועד, תנפיק פורמולה ויז'ן לחברה איגרת חוב המירה, באותם תנאים בהם תונפק איגרת חוב המירה לצד שלישי כאמור.

במסגרת ההסכם נקבע, כי החברה תהא זכאית, על-פי בחירתה, לרכוש במשך תקופה של שלוש שנים ממועד השלמת ההסכם, עד 10% ממניות החברות המועברות (לרבות זכויות והתחייבויות הנלוות למניות האמורות), שנמכרו לפורמולה ויז'ן במסגרת ההסכם, ובמחיר השווה למחיר המכירה שנקבע בהסכם.

כחלק מההסכם ובהמשך להסכם שמרוק ולהסכמים בהם התקשרה החברה עם פימי ודיסקונט (ראה סעיף 3.4 לתשקיף), פורמולה ויז'ן קיבלה על עצמה את כל החובות והזכויות בקשר עם ההסכמים האמורים לגבי החברות המועברות.

[ג] במסגרת פעילותן בתחומים השונים, מפתחות חברות בקבוצה התמחות בענפי משק שונים, לרוב בהתאם למאפיינים הייחודיים של הלקוחות השונים בכל תחום ותחום.

חברות בקבוצה מתמקדות בדרך כלל באחד מתחומי הפעילות המפורטים לעיל, תוך שילוב בין תחומי הפעילות השונים. התמחותן של חברות הקבוצה בענפי המשק השונים באה לידי ביטוי בהיבטים היישומיים, המקצועיים והשיווקיים של אותו ענף. במסגרת כל ענף מפותחת תשתית מקצועית ושיווקית הנדרשת לצורך תמיכה בפעילות של אותו תחום ולצורך שיווק המערכות, היישומים ופתרונות התוכנה של הקבוצה באותו ענף. הענפים בהם פועלות חברות הקבוצה משיקים זה לזה ומשלימים זה את זה.

6.4 תחומי הפעילות

החברה פועלת, באמצעות חברות בנות ומוחזקות, בשני תחומים עיקריים:

[א] מתן שירותי תוכנה.

[ב] פיתוח ושיווק פתרונות תוכנה משולבים.

6.4.1 <u>מתן שירותי תוכנה</u>

[א] <u>כללי</u>

הקבוצה מספקת שירותים ופתרונות תוכנה (מערכות) שונים בתחום התוכנה, במסגרת פרויקטים להקמת מערכות מחשב בחברות, מפעלים, מוסדות וארגונים גדולים ובינוניים, לרבות אספקת מוצרים נלווים בקשר עם שירותים כאמור, וכן במתן שירותי פיתוח, תחזוקה, הטמעה, ייעוץ והדרכה

בתחומי התוכנה.

פעילותה של הקבוצה בתחום שירותי התוכנה מתבצעת על-ידי חברות הקבוצה השונות.

שירותים כאמור ניתנים ללקוחות המזמינים פיתוחי תוכנה במגמה לקבל פתרונות תוכנה מלאים או חלקיים בהתאם לצורכיהם, וללקוחות המבקשים לשפר את מערכות התוכנה שלהם ולהרחיבן או לפתח מערכות מיחשוב חדשות. הזכויות הקנייניות בתוכנות המפותחות לבקשת לקוח מסוים מוקנות בדרך כלל למזמין. בנוסף על האמור לעיל, מעניקות חברות בקבוצה הפעולות בתחום זה שירותים שונים בקשר למערכות אשר פותחו על-ידן כאמור (כגון תמיכה, שדרוג ושירותי מיקור חוץ - outsourcing).

[ב] <u>תימחור הפרויקטים ואופן ההתקשרות</u>

קיימים בקבוצה שני סוגי התקשרות אופייניים עם לקוחות בתחום פעילות זה:

[1] <u>הסכמים למתן שירותי תוכנה על-פי זמן וחומרים (Time & Material)</u> - הסכמים אלה מהווים מעין הסכמי מסגרת לאספקת שירותי תוכנה או פיתוח מערכות על-פי הזמנות שיוציא הלקוח לאורך תקופת ההתקשרות. בהסכמים אלה מוגדר התשלום שישלם הלקוח עבור כל יחידת עבודה (שעה, יום, חודש). כן מגדירים הסכמים מסוג זה את מספר העובדים שתעמיד הקבוצה לצורך אספקת שירותי התוכנה ללקוח בהתאם להזמנות שיערוך. הסכמים מסוג זה אינם כוללים, לרוב, התחייבות של הלקוח להזמין מספר מסוים, מינימלי, של יחידות עבודה, וכן אינם מגבילים את זכותו של הלקוח לקבל שירותים דומים מגופים אחרים. הקבוצה מכירה בהכנסות הנובעות מהסכמים כאמור, בהתאם לשעות העבודה בפועל במסגרת ההסכם. ההכנסות ממתן שירותי תמיכה ואחזקת תוכנה מוכרות על-פי החלק היחסי של שירותי התמיכה ואחזקת התוכנה הניתנים בשנה מסוימת מתוך כל תקופת החוזה.

[2] <u>הסכמים לביצוע פרויקט על-פי מחיר קבוע (Fixed Price Contracts)</u> - בהסכמים כאמור מוגדרים היעדים והמטרות בהם על הקבוצה לעמוד במסגרת הפרויקט אותו היא מבצעת, המועדים לאספקת הפרויקט הסופי והמחיר הכולל אותו ישלם הלקוח עבור התוצר הסופי. כמו כן מוגדרים תנאי התשלום המוסדרים, לרוב, על-פי התקדמות הפרויקט בהתאם לאבני דרך שנקבעו. הסיכון הכרוך בתמחור הפרויקט במקרה בו עלות ביצוע הפרויקט בפועל גבוהה מהעלות אותה צפתה החברה מראש אשר על בסיסה תומחר הפרויקט מוטל על הקבוצה.

הקבוצה מכירה בהכנסות הנובעות מהסכמים כאמור לפי שיטת "שיעור ההשלמה", על-פיה, שיעור ההשלמה נקבע על בסיס עלויות

ההשלמה בפועל מול סך עלויות ההשלמה בפרויקט.

[ג] <u>פירוט השירותים השונים</u>

להלן פרטים אודות שירותי התוכנה העיקריים אותם מעניקה הקבוצה במסגרת פעילותה בתחום זה:

[1] <u>פיתוח מערכות</u>: פיתוח ויישום מערכות מחשבים רחבות היקף או חידוש מערכות קיימות. במרבית המקרים, לאחר השלמת הפרויקט והטמעתו אצל הלקוח מציעה הקבוצה ללקוח להתקשר עימה בהסכם אחזקה ארוך טווח כדי להבטיח פעילות תקינה של המערכת.

[2] <u>אינטגרציה בין-מערכתית</u>: פיתוח יישומים ליצירת אינטגרציה בין מערכות המשלבות תוכנות ויישומים אשר פותחו בקבוצה עם מוצרי תוכנה, חומרה ורכיבי תקשורת אשר פותחו על-ידי צדדים שלישיים. המערכת המשולבת מעניקה ללקוח פתרון כולל לצרכיו בתחום המיחשוב. במסגרת הפתרונות נעשה מעת לעת שימוש בחומרה ותוכנה המסופקות על-ידי חברות שונות בקבוצה.

[3] <u>הסבת מערכות</u>: פיתוח תוכנה ואספקת חומרה ותוכנה המאפשרים הסבת פלטפורמות מיחשוב ותיקות (Legacy Systems) והתאמתן לטכנולוגיות חדשות. ובכלל זה התאמת המערכות לסביבת אינטרנט ותחום "העסק האלקטרוני" (e-business), מיזוג מערכות מידע ואיחודן לשם הגדלת יעילותן ונצילותן (Rightsizing), הסבת מסדי נתונים לסביבות פיתוח של Windows NT ו-Unix, הסבת יישומים משפת תוכנה אחת לאחרת באופן המאפשר לעשות בהם שימוש בפלטפורמות מידע שונות, פיתוח מערכות בתפישת client/server תוך התאמת תהליכים ממוחשבים לסביבה העסקית של הלקוח, ניתוח יישומים של מערכות מחשב מרכזי (Mainframe Applications) והסבת יישומים אלה לשפות מתקדמות.

[4] <u>שידרוג מערכות</u>: שדרוג מערכות קיימות והסבתן למערכות חומרה ותוכנה מתקדמות.

[5] <u>שירותי ייעוץ</u>: שירותי ייעוץ בכל תחומי תכנון מערכות, תכנון אדריכלות רשת, ניהול ותחזוקת מערכות, כולל תחום "העסק האלקטרוני" (e-business).

[6] <u>פיתוח בסביבת אינטרנט</u>: שירותי פיתוח תוכנה בסביבת אינטרנט ואינטראנט, ובכלל זה: יישומי מסחר אלקטרוני, יישומים המאפשרים מתן שירותים מסורתיים באמצעות האינטרנט וכן הרחבת מערכות תשתית קיימות בכדי לאפשר את מתן השירותים השונים באמצעות האינטרנט.

[7] מיקור חוץ (Outsourcing): מתן שירותי פיתוח מלאים או בחלקים מסוימים מפרויקט המבוצע על-ידי הלקוח. במסגרת שירותי מיקור החוץ לוקחת הקבוצה תחת אחריותה חלקים מסויימים מפעולת הלקוח בתחום התוכנה ומאפשרת ללקוח התמקדות בעסקי הליבה שלו.

[8] תכנון משאבים (Enterprise Resource Planning - ERP): פרויקטים המבוצעים, בדרך כלל, כפרויקטים מוגמרים (turn-key projects), במסגרתם מסופקת ללקוח מערכת ניהול כוללת של העסק ובכלל זה, ניהול מלאי, הנהלת חשבונות, חבילות תוכנה לניהול לקוחות, רכש ותכנון ובקרת הייצור, כוח אדם וכיו"ב (לפרטים ראה סעיף 6.5.1[ב][1] לתשקיף).

[9] ניהול לקוחות (Customer Relationships Management - CRM; SCM – Supply Chain Management): פרויקטים המבוצעים בדרך כלל כפרויקטים שלמים (turn-key projects) במסגרתם מסופקת ללקוח מערכת לניהול ללקוחות הכוללת, בין השאר, יישומי מכירות, שיווק ושירות אשר תכליתם לשפר וליעל את השירות הניתן ללקוחות (לפרטים ראה סעיף 6.5.1[ב][1] לתשקיף).

[10] מוצרי תוכנה מיובאים: הקבוצה מפיצה ותומכת במספר מוצרי תוכנה המיובאים לישראל, ובכללם מוצרי IBM, Vantive, PeopleSoft, Compuware ו-BMC. לעיתים משלבת הקבוצה את המוצרים האמורים בפרויקטים אותם היא מבצעת. לפרטים ראה סעיף 6.5.1 לתשקיף.

[11] הדרכה בתחום התוכנה: הקבוצה מפעילה בית-ספר במסגרתו מועברים מגוון קורסים בתחום התוכנה ותקשורת הנתונים. לפרטים ראה סעיף 6.5.8 לתשקיף.

[ד] שירותי תחזוקה ואחריות

הקבוצה אינה מעניקה בדרך כלל אחריות על תוכנה שפותחה על-ידיה על בסיס של תשומות בפועל. הסכם לפיתוח תוכנה במחיר קבוע כולל בדרך כלל גם מתן אחריות לתקופה של עד שנה אחת.

בהתקשרויות בהן מבוסס הפתרון המסופק על-ידי הקבוצה על חבילות תוכנה, מעניקה הקבוצה בדרך כלל אחריות של עד שנים עשר חודשים על חבילות התוכנה המשולבות בפתרונות התוכנה המסופקים על-ידיה, בדרך כלל בהתאמה לאחריות הניתנת על-ידי יצרן התוכנה. תקלות בחבילות התוכנה מועברות לטיפול יצרן התוכנה האחראי, על-פי רוב, לתיקונן בהתאם להסכם שנחתם עימו.

לרוב, עם תום תקופת האחריות מתקשרת הקבוצה עם לקוחותיה בהסכמים

לתחזוקת התוכנה. התחייבויות הקבוצה במסגרת תקופת האחריות או התחזוקה אינן כוללות פיתוחים נוספים של מערכת המיחשוב.

6.4.2 פיתוח ושיווק פתרונות תוכנה משולבים

הקבוצה מפתחת ומשווקת פתרונות תוכנה משולבים לשווקים בעלי צרכים ייחודיים בישראל ומחוץ לישראל.

בנוסף, משקיעה הקבוצה בחברות העוסקות בפיתוח פתרונות תוכנה משולבים, אשר לרוב סיימו את פיתוח גרסת האב-טיפוס של התוכנה המפותחת, וכן בחברות אשר להערכתה ניתן לשלב את מוצריהן במערכות אחרות אותן מפתחת הקבוצה. השקעות נוספות כאמור מאפשרות לקבוצה למנף את יכולותיה, לחזק את מיצוב מוצריה ולהגביר את קצב חדירתם לשווקים השונים. החברה מעניקה לחברות בהן היא משקיעה, כאמור, תמיכה ניהולית, שיווקית וטכנולוגית, ואת בנוסף לסיוע לחברות הקבוצה בגיוס הון למימון פעילותן. בנוסף מנצלת החברה את ניסיונה הרב בתחום פיתוח התוכנה כדי לקשור שותפויות אסטרטגיות בין חברות הקבוצה השונות לחברות בינלאומיות מובילות הפעלות באותם תחומים ובכך לחזק את מעמדן בשווקים בהם הן פעלות.

רשיונות השימוש בתוכנות נמכרים על-ידי הקבוצה או באמצעות מפיצים ושותפים עסקיים, הן כתוכנות מדף והן במסגרת פרויקטים אותם מבצעות חברות הקבוצה ללקוחות שונים. במרבית המקרים בהם נמכרים רשיונות השימוש בתוכנות במסגרת פרויקטים כאמור, מותאמים פתרונות התוכנה ללקוח עבורו מבוצע הפרויקט, בעוד שזכויות הקניין הרוחני בתוכנות נשארות בידי חברות הקבוצה אשר פיתחו את התוכנה, הרי שההתאמה הספציפית של התוכנה לדרישות הלקוח היא בבעלות הלקוח עבורו מבוצעת ההתאמה. בחלק מהמקרים הלקוח מעניק לקבוצה זכות למכירת ההתאמות אשר פותחו עבורו כאמור, תמורת תמלוגים.

בין פתרונות התוכנה אשר פותחו על-ידי הקבוצה והמשווקים על-ידיה נכללים: תוכנות בתחום ההסבות, דוגמת הסבת נתונים ומסדי נתונים; הסבות תוכנה משפת תכנות אחת לאחרת והסבות יישומים ממערכת הפעלה אחת לאחרת; תוכנות המאפשרות לגופים עסקיים להאיץ את הפיתוח והיישום של אפליקציות תוכנה באופן שיהיו ניתנות לשילוב מהיר במערכות קיימות; תוכנות בתחום הבנקאות; ותוכנות יישומים בתחומי ביטוח, CRM, השכרת רכב ויישומים ורטיקליים נוספים. לעניין שירותי תחזוקה ואחריות ראה תיאור בסעיף 6.4.1[ד] לתשקיף.

6.4.3 בטבלאות שלהלן מפורטת התפלגות הכנסות החברה וחברות מאוחדות על-פי תחומי פעילות (לגבי כל אחת מהתקופות שלהלן מצוינים נתונים אודות חברות הקבוצה שנתוניהן אוחדו בדוחותיה הכספיים של החברה באותה תקופה):

	שנת 1999			
תחום הפעילות	רווח גולמי		הכנסות	
	סכום באלפי ש"ח	%**	סכום באלפי ש"ח	%*
מתן שירותי תוכנה	218,426	30%	719,050	51%
פיתוח ושיווק פתרונות תוכנה משולבים	362,827	52%	693,726	49%
סה"כ -	581,283		1,412,776	100%

* שיעור באחוזים מכלל הכנסותיה של הקבוצה.
** שיעור באחוזים מההכנסות של הקבוצה באותו תחום.

תחום הפעילות	רווח גולמי				הכנסות			
	שנת 2000		שנת 2001		שנת 2000		שנת 2001	
	סכום באלפי ש"ח	%**	סכום באלפי ש"ח	%**	סכום באלפי ש"ח	%*	סכום באלפי ש"ח	%*
מתן שירותי תוכנה	260,231	29%	191,540	21%	882,613	53%	896,904	54%
פיתוח ושיווק פתרונות תוכנה משולבים	400,337	51%	353,086	46%	779,872	47%	767,574	46%
סה"כ -	660,568		544,626		1,662,485	100%	1,664,478	100%

* שיעור באחוזים מכלל הכנסותיה של הקבוצה.
** שיעור באחוזים מההכנסות של הקבוצה באותו תחום.

6.5 תיאור פעילותן של חברות הקבוצה

להלן פרטים אודות חברות הקבוצה:

6.5.1 ניו אפליקום בע"מ ("ניו אפליקום" או "אפליקום")

[א] כללי

אפליקום הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. במועד התשקיף מחזיקה הקבוצה בכ-50.1% מהונה של אפליקום. לפרטים בדבר הונה של אפליקום ואחזקות הקבוצה במניותיה ראה סעיף 6.19 לתשקיף.

פעילותה של אפליקום מתבצעת במישרין, באמצעות חברות בנות של אפליקום ובאמצעות חברות מוחזקות אחרות שלה. אפליקום, החברות הבנות שלה וחברות מוחזקות אחרות שלה יקראו להלן ביחד: "קבוצת אפליקום".

אפליקום מחזיקה בכ-77% מהונה המונפק והנפרע של קומסופט טכנולוגיות בע"מ, אשר ניירות הערך שלה רשומים למסחר בבורסה.

פעילותה העיקרית של קבוצת אפליקום מרוכזות בשטח של כ-3,800 מ"ר באתרי הקבוצה. במועד התשקיף מעסיקה קבוצת אפליקום כ-580 עובדים.

[ב] פעילותה של קבוצת אפליקום

להלן פרטים אודות תחומי פעילותה של קבוצת אפליקום:

[1] פיתוח יישומי תוכנה בתחום ניהול משאבי הארגון (ERP,SCM, B2B)

קבוצת אפליקום מספקת פתרונות תוכנה המושתתים על מערכות ERP החל משנת 1987 ועל מערכות SCM החל משנת 1996. המערכות האמורות מסופקות בעיקר לחברות תעשייתיות גדולות. מתן פתרונות התוכנה בתחום ניהול משאבי הארגון מתבסס, בדרך כלל, על פתרונות תוכנה מוכנים ("תוכנות מדף") המיוצרים על-ידי בתי תוכנה בארץ ובחו"ל (להם גם מוקנות הזכויות הקנייניות בתוכנות המדף האמורות), והמשווקים כשהם משולבים בעבודת ניתוח, פיתוח תוכנה וליווי היישום על-ידי קבוצת אפליקום.

נכון למועד התשקיף, מרבית הכנסות קבוצת אפליקום מפעילות זו נובעות משיווק תוכנות המפותחות על-ידי בתי התוכנה System Baan ,Oracle Applications ,Software Associates Inc. ו-Manugstics ומביצוע פיתוחי תוכנה נלווים אגב שיווק התוכנות האמורות.

בנוסף לתוכנות האמורות משווקת קבוצת אפליקום ללקוחותיה תוכנות נוספות המשווקת למגזרים שונים (תעשייה, ממשלה, היי-טק וכו'). העיקריות שביניהן הן: תוכנת WMS, המשמשת לניהול מחסנים כולל ותוכנת CODA, המשמשת לניהול פיננסי רב-מטבעי. בתחום ניהול משאבי הארגון מספקת קבוצת אפליקום גם פתרונות B2B המבוססים אף הם על תוכנות מדף המיוצרות על-ידי ARIBA Inc.

[2] שיווק ופיתוח מוצרי תוכנה בסביבת מסדי נתונים

פעילותה של קבוצת אפליקום בתחום זה כוללת, בין היתר, מכירת רשיונות תוכנה, תמיכה מקצועית בלקוחות שרכשו רשיונות תוכנה כאמור, תחזוקת מוצרי התוכנה באופן שוטף להפעלת מערך הדרכה בקשר עם המוצרים המשווקים על-ידי קבוצת אפליקום ללקוחותיה, ופיתוח תוכנה מושתתת בסיסי נתונים על-פי הזמנת לקוחות. שיווק מוצרי תוכנה ללקוחות כולל, לרוב, התקשרות בהסכמים למתן שירותי תמיכה.

עיקר פעילות קבוצת אפליקום בתחום זה מתבססת על מסדי נתונים וכלי פיתוח שיוצרו בעבר על-ידי Informix Corporation ("אינפורמיקס"), אשר לה הוקנו הזכויות הקנייניות באותם מוצרי

תוכנה. בחודש יולי 2001 נרכשה כל פעילותה העסקית של אינפורמיקס בתחום מסדי נתונים על-ידי IBM Corporation ("IBM"). בעקבות הרכישה האמורה מבוצעת פעילותה של קבוצת אפליקום בתחום זה מול חברת IBM, והיא כוללת גם את מוצרי מסד הנתונים של IBM.

[3] <u>שיווק והטמעה של מוצרי תוכנה מיובאים</u>

קבוצת אפליקום משווקת מוצרי תוכנה בתחומים שונים, שהעיקריים בהם הינם: יישומים לתחום ניהול קשרי לקוחות (CRM); מוצרי תשתית; מוצרי תוכנה לניהול מערכות מחשב (Systems Management); מוצרי תוכנה לתיחקור מחסני ומאגרי נתונים; מוצרי תוכנה לקישור אובייקטים ומערכות; מוצרי תוכנה לניהול תוכן; מוצרי תוכנה לניהול ידע וכלי פיתוח תוכנה ומוצרי תוכנה לניהול וייצור.

קבוצת אפליקום קשורה בהסכמים עם למעלה מ-15 יצרני תוכנה מחו"ל לשם שיווק מוצריהם בישראל. בדרך כלל מוקנות לקבוצה זכויות שיווק לא בלעדיות בישראל, אך בפועל בהסכמה עם היצרנים האמורים קבוצת אפליקום הינה הגורם היחיד המייצג ומשווק את המוצרים האמורים בישראל. זכויות השיווק מוקנות לתקופות שבין שנה לשלוש שנים ומתחדשות בתום כל תקופה בדרך כלל באופן אוטומטי. במרבית ההסכמים מוקנית ליצרנים האמורים הזכות להודיע על הפסקת ההתקשרות עם קבוצת אפליקום במקרה שקבוצת אפליקום לא עמדה ביעדי מכירות שנתיים המוגדרים בהסכמים.

יצרני התוכנה העיקריים עימם קשורה קבוצת אפליקום בתחום זה הינם: PeopleSoft Corporation, BMC Software, Vignette, Compuware Corporation, Business Objects SA, Iona, Verity Inc וכן IBM.

בנוסף לשיווק מוצרי תוכנה והפצתם מעניקה קבוצת אפליקום שירותי תמיכה, הטמעה, תחזוקה ועדכון גרסאות באופן שוטף של מוצרים אלה בקרב לקוחות קבוצת אפליקום, בתמורה לשיעור ממחיר המכירה או ממחיר המחירון של מוצרי התוכנה האמורים.

[4] <u>פיתוח תוכנה ואינטגרציה</u>

קבוצת אפליקום מבצעת פיתוחי תוכנה ואינטגרציה עבור מגוון רחב של לקוחות, מרביתם גופים גדולים ובינוניים, בענפי המשק השונים. בין היתר, מבצעת קבוצת אפליקום פיתוחים לצבא, למגזר הבנקאות והביטוח, לניהול כוח אדם, למערכות תקשורת לשליטה ובקרה בציוד חדשני, לשיווק ולחברות טכנולוגיה וטלקומוניקציה.

[5] פיתוח תוכנה בסביבת האינטרנט

קבוצת אפליקום מפתחת פתרונות תוכנה בסביבת האינטרנט (Internet & Web Technology). טכנולוגיית World-Wide Web ("Web") מיושמת על-גבי רשת האינטרנט.

בין סוגי פעילויות פיתוח התוכנה המבוצעות על-ידי קבוצת אפליקום נכללים (I) פיתוח יישומי אינטרנט מלאים (דוגמת מערכת סחר אלקטרוני); (II) פיתוח יישומי אינטרנט חלקיים על בסיס התמחות בסביבות פיתוח וכלי פיתוח; (III) קישור מערכות ובסיסי נתונים קיימים (legacy) בארגון לסביבת ה-Web.

הפעילות בתחום זה מבוצעת על-ידי קבוצת אפליקום בעיקר באמצעות חברות בנות הפועלת בארה"ב.

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של קבוצת אפליקום בכ-200,892, כ-314,706 וכ-309,728 אלפי ש"ח, בהתאמה. הרווח הנקי של קבוצת אפליקום בשנים 1999 ו-2000 הסתכם בכ-10,203 וכ-19,691 אלפי ש"ח, בהתאמה. ההפסד הנקי של קבוצת אפליקום בשנת 2001 הסתכם בכ-22,521 אלפי ש"ח.

6.5.2 סינטק טכנולוגיות מתקדמות בע"מ ("סינטק")

[א] כללי

סינטק הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. במועד התשקיף מחזיקה פורמולה בכ-50.2% מהונה המונפק והנפרע של סינטק. לפרטים אודות הונה של סינטק ואחזקות הקבוצה בה ראה סעיף 6.19 לתשקיף.

פעילותה של סינטק מתבצעת במישרין, באמצעות חברות בנות של סינטק ובאמצעות חברות מוחזקות אחרות של סינטק. סינטק, החברות הבנות שלה וחברות מוחזקות אחרות שלה, ייקראו להלן ביחד: **"קבוצת סינטק"**.

פעילות קבוצת סינטק מרוכזת בשטח של כ-3,000 מ"ר באזור. במועד התשקיף מעסיקה סינטק כ-280 עובדים.

[ב] פעילותה של קבוצת סינטק

קבוצת סינטק מספקת פתרונות עסקיים אינטגרטיביים המורכבים מחבילות תוכנה וחומרה וכן שירותי ייעוץ בתחום טכנולוגיית המידע ומתן פתרונות עסקיים אינטגרטיביים. בנוסף, קבוצת סינטק משווקת ומתחזקת חומרה וציוד היקפי למחשבים.

מרבית לקוחותיה של קבוצת סינטק הינן חברות הפועלות בתחומי התעשייה, ההיי-טק והפיננסים, מוסדות ציבור וממשלה, וכן מוסדות חינוך.

השירותים אותם מציעה קבוצת סינטק ללקוחותיה משלבים בין חומרה ותשתיות המותאמים לכל לקוח בהתאם לצרכים הספציפיים של אותו לקוח אשר מוגדרים בצוותי עבודה משולבים של קבוצת סינטק והלקוח. הפתרון המיושם על-ידי קבוצת סינטק כולל לרוב תכנון והקמה של רשת מחשבים אצל הלקוח.

פתרונות החומרה אותם מציעה קבוצת סינטק מבוססים, לרוב, על מחשבים ניידים, מחשבים אישיים ושרתים המיוצרים על-ידי IBM ו-Compaq Computers Corporation ("Compaq") ועל תחנות עבודה ושרתים מתוצרת Sun Microsystems Inc. פתרונות התוכנה מבוססים לרוב על תוכנות מדף של צדדים שלישיים. סינטק מתמחה במתן פתרונות אחסון וגיבוי בקשר עם מוצרים כגון EMC ו-ODI. לאחר השלמת התקנת המערכת המשולבת אצל הלקוח, מתקשרת קבוצת סינטק עם מרבית לקוחותיה בהסכם לתחזוקה שוטפת של המערכת.

בחלק מהמקרים מבצעת קבוצת סינטק את הפרויקט כמיקור חוץ (Outsourcing) במסגרתו מתקינה סינטק את כל המערכת ואחראית בלעדית להפעלתה.

בנוסף, קבוצת סינטק מיישמת פרויקטי MS/Exchange ו-Messaging, כל זאת במקביל לפריסה כלל ארצית של מוקדי תמיכה (Helpdesk).

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של קבוצת סינטק בכ-232,050, כ-278,564 וכ-234,877 אלפי ש"ח בהתאמה. הרווח הנקי של קבוצת סינטק בשנים 1999 ו-2000 הסתכם בכ-2,118 וכ-9,012 אלפי ש"ח, בהתאמה. ההפסד הנקי של סינטק בשנת 2001 הסתכם בכ-19,008 אלפי ש"ח.

6.5.3 <u>מג'יק תעשיות תוכנה בע"מ</u> ("מג'יק")

[א] <u>כללי</u>

מג'יק הינה חברה ציבורית שמניותיה רשומות למסחר ב-Nasdaq. בחודש נובמבר 2000 נרשמו מניותיה של מג'יק גם למסחר בבורסה. במועד התשקיף מחזיקה פורמולה במניות המהוות כ-50.6% מהונה המונפק של מג'יק. לפרטים אודות הונה של מגיק ואחזקות הקבוצה בה, ראה סעיף 6.19 לתשקיף.

בחודש פברואר 2000 פרסמה מג'יק תשקיף הנפקה שניה ב-Nasdaq, על-פיו הציעה לציבור 3,500,000 מניות רגילות של מג'יק. בנוסף, ובמסגרת התשקיף האמור הציעה החברה לציבור במסגרת הצעת מכר 777,000 מניות רגילות של מג'יק אשר הוחזקו על-ידה. הסכום נטו שגויס במסגרת ההנפקה והצעת המכר, עמד על כ-98,500 אלפי דולר, מתוכם כ-18,000 אלפי דולר בגין הצעת המכר. בגין ההנפקה והצעת המכר האמורות רשמה הקבוצה בשנת 2000 רווח הון של כ-33,000 אלפי דולר.

פעילות מג'יק בישראל מרוכזת בשטח של כ-3,000 מ"ר באור-יהודה, והיא מעסיקה במועד התשקיף כ-670 עובדים.

[ב] פעילותה של מג'יק

[1] טכנולוגיית מג'יק

מג'יק עוסקת בפיתוח, שיווק ותמיכה של כלים לפיתוח ויישום פתרונות תוכנה אשר פותחו על-ידי מג'יק ("טכנולוגיית מג'יק"). כלי הפיתוח האמורים מאפשרים לארגונים להאיץ את תהליך הפיתוח והיישום של פתרונות תוכנה מורכבים באופן שיהיו מותאמים וניתנים לשלוב מהיר במערכות מחשב קיימות.

טכנולוגיית מג'יק מאפשרת פיתוח יישומים בהתבסס על תכנות באמצעות טבלאות וטפסים המאפשרים למשתמשים ליצור יישומים ולשנותם בקלות יחסית על-ידי הזנת נתונים למערכת והגדרת ביצועים נדרשים, וכל זאת בממשק ידידותי למשתמש. טכנולוגיית מג'יק אינה מצריכה כתיבת קוד תוכנית ומקטינה בכך את זמן הפיתוח באופן ניכר ומצמצמת שגיאות תכנות. יישומים שפותחו בטכנולוגיית מג'יק ניתנים להפעלה בסביבת אינטרנט ובמערכות הפעלה מרובות משתמשים, ובכלל זה Windows 98/NT, UNIX, פלטפורמות IBM eServer, ו-LINUX. כמו-כן ניתן ליצור ממשק בין היישומים האמורים לבין מסדי נתונים שונים, ובכללם, אורקל, MS-SQL, UDB, DB2 ו-Informix.

בנוסף על פעילותה בתחום הפיתוח והשיווק של טכנולוגיית מג'יק החלה מג'יק במהלך שנת 1999 לפתח יישומים באמצעות טכנולוגיית מג'יק ולשווק יישומים אלה ללקוחות שונים. מרבית היישומים אותם מפתחת מג'יק מיועדים לשימוש בתחום המסחר האלקטרוני (e-Business) וניהול שירות לקוחות (Customer Relationships Management - CRM). בנוסף, מעניקה מג'יק ללקוחותיה שירותי אחזקה ותמיכה טכנית בטכנולוגיית מג'יק ובמוצרים אשר פותחו בהתבסס על טכנולוגיה זו.

[2] יישומים מבוססי טכנולוגיית מג'יק

מג'יק פיתחה מגוון יישומים המבוססים על טכנולוגיית מג'יק הידועים בשם Magic eBusiness Platform הכוללים Magic eMerchant ו-Magic CRM Application. היישומים אותם פיתחה מג'יק כאמור מיועדים לשימוש בעיקר בתחום המסחר האלקטרוני ובתחום ניהול יחסי לקוחות המשווקים ללקוחותיה:

[א] Magic eMerchant

יישום הניתן להתאמה על-פי צורכי הלקוח להרחבת הפעילות העסקית והמסחרית של הלקוח בתחום ה-eBusiness, תוך ניהול של מרכז ההזמנות הוירטואלי ואינטגרציה עם מערכות back-office של הלקוח. Magic eMerchant מאפשר ניהול משולב של מערך הזמנות עם מערך אספקה ומביא לייעול של שני התהליכים גם יחד. היישום ניתן להתאמה בקלות יחסית לצרכים ולדרישות הספציפיים של הלקוח.

[ב] יישומים לניהול יחסי לקוחות

יישומי CRM המסייעים לעסקים בניהול הקשר עם הלקוחות על כל שלביו - שיווק, הזמנה, רכישה, אספקה וגבייה. במועד התשקיף משווקת מג'יק שני יישומי CRM: (1) Magic eContact - יישום ל-Contact Center, המאפשר ניהול קשרי לקוחות במסגרת פעילות שיווק, מכירות ותמיכה; ו-(2) Magic eService - יישום מבוסס אינטרנט המאפשר תמיכה ללקוחות הארגון, על-פי קריטריונים שנקבעו בחוזה השירות, והכוללים ניהול מידע, אסקלציה ובקרה על רמת השירות.

[ג] RentPro

חבילת יישומים המיועדת לחברות השכרת רכב בעלות מספר רב של סניפים המסייע בריכוז ובניהול הפעילות השוטפת של חברות ההשכרה, כגון: קניה ומכירה של כלי רכב, ניהול מלאי הזמנות, הסדרי החכרה והשכרה וכן ניהול ובקרת צי רכב. ביישום ניתן לשלב מערכות הנהלת חשבונות אשר פותחו על-ידי צדדים שלישיים בכדי לשלב את היישומים האמורים עם ניהול הכספים בחברת ההשכרה.

ה-RentPro משלב ממשק רב-לשוני, המאפשר למשתמש להפעיל אותו בשפה אחת בעוד שהמסמכים השונים (כגון: הסכמי השכרה, חשבוניות וכיו"ב) מופקים בשפת הלקוח. ה-RentPro פועל על מגוון פלטפורמות וניתן לשילוב במספר רב של מסדי נתונים מסחריים.

[ד] Sleuth Suite

מג'יק משווקת מספר יישומים המיועדים לרשויות אכיפת החוק ולבתי כלא, כמפורט להלן:

- יישום המרכז ומנהל נתוני אסירים (Sleuth Jail Package);

- יישום המיועד להפעלת מוקד משטרתי ולניהול תיקי

משטרה (תאונות, זירות פשע, צילומי ראיות, קריאות שירות, יומן אירועים ומודיעין) (Sleuth Records Package);

- יישום המאפשר הפקת דוחות בחתכים שונים לצרכים סטטיסטיים ולאיחזור מידע (Sleuth Calls for Service Package).

[ה] Advanced Answers On Demand

מג׳יק משווקת, באמצעות חברה בת בארצות-הברית תוכנה לניהול כולל של בית אבות גדולים ובתי דיור מוגן למבוגרים. התוכנה מותקנת במעל ל-500 בתי אבות גדולים בכ-30 מדינות ברחבי ארצות הברית. התוכנה כוללת מעל 40 יישומים ומקיפה את כל צרכי הניהול של בתי אבות גדולים, כמפורט להלן:

- יישום פיננסי המיועד לניהול חשבונאות כוללת;

- יישום קליני המאפשר מעקב יומי שוטף בקשר עם מצבו של החולה ושיטות הטיפול בו;

- יישום אדמיניסטרטיבי המיועד לניהול הנכסים והמבנים של בתי האבות, ניהול כוח האדם וניהול מלאים.

- יישום שיווקי התומך בפעילות השיווקית של בתי האבות לקהל היעד;

- יישום לניהול תרומות המיועד לניהול קבלת תרומות וירושות המיועדות לבתי האבות.

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של מג׳יק בכ-63,992, כ-90,256 וכ-76,562 אלפי דולר, בהתאמה. הרווח הנקי של מג׳יק בשנים 1999 ו-2000 הסתכם בכ-10,907, וכ-920 אלפי דולר, בהתאמה. ההפסד הנקי של מג׳יק בשנת 2001 הסתכם בכ-42,786 אלפי דולר.

6.5.4 קריסטל פתרונות מערכתיים בע״מ (״קריסטל״)

[א] כללי

קריסטל הינה חברה ציבורית שמניותיה רשומות למסחר ב-Nasdaq. בחודש ינואר 2001 נרשמו מניותיה של קריסטל גם למסחר בבורסה. במועד התשקיף מחזיקה החברה במניות המהוות כ-50.2% מהונה המונפק של קריסטל.[1] לפרטים אודות הונה של קריסטל ואחזקות הקבוצה בה, ראה סעיף 6.19 לתשקיף.

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[1] החברה התקשרה בהסכמים עם בעלי עניין בקריסטל המחזיקים במועד התשקיף בכ-8.9% מהונה המונפק של קריסטל, על-פיהם קבעו הצדדים את אופן הצבעתם באסיפות הכלליות של קריסטל בקשר למינוי דירקטורים בקריסטל.

פעילותה של קריסטל מתבצעת במישרין, באמצעות חברות בנות שלה וחברות מוחזקות אחרות שלה. קריסטל, החברות הבנות והחברות המוחזקות האחרות שלה ייקראו להלן ביחד: **"קבוצת קריסטל"**.

פעילות קבוצת קריסטל בישראל מרוכזת בשטח של כ-3,500 מ"ר, והיא מעסיקה במועד התשקיף כ-415 עובדים.

[ב] <u>פעילות קבוצת קריסטל</u>

קבוצת קריסטל מפתחת ומשווקת פתרונות מוצרי תוכנה ומתודולוגיות וכן מספקת שירותי ייעוץ ללקוחותיה (**להשלים - באיזה תחום**), הסבת תוכנה למערכות מודרניות, אינטגרציה של מערכות מידע והסבת מסדי נתונים ממערכות היררכיות למערכות טבלאות. בנוסף מאפשרים הפתרונות אותם פיתחה קריסטל לשדרג מערכות מחשב קיימות באופן המאפשר שילוב של יישומים מתקדמים במערכות מחשב קיימות.

קריסטל פיתחה מספר כלי תוכנה, CrysWare עליהם מבוססים היישומים המפורטים לעיל. מוצרי התוכנה והיישומים אותם מפתחת קריסטל מספקים ללקוחותיה פתרון מקיף וכולל המותאם לצורכיהם הספציפיים. מכירת מוצרי התוכנה משולבת בשירותי ייעוץ, הדרכה ותמיכה המסייעים בהטמעת המערכות אצל הלקוח.

להלן מובאים פרטים אודות כלי התוכנה אותם פיתחה קבוצת קריסטל:

[1] <u>CrysWare for Discovery</u> (**"CWD"**)

מאפשר סקירה מעמיקה לצורך הבנת מרכיבי התוכנה והקישורים המרכיבים את מערך האפליקציות העסקיות בארגון. בתום תהליך האנליזה מתקבל מאגר המכיל את כל נתוני מערך המחשוב של הארגון ומאפשר התקדמות בכיוון מודרניזציה של המערכות.

[2] <u>CrysWare for Transformation</u> (**"CWT"**)

מאפשר ייעול מערכות מחשוב באמצעות הליך אוטומטי נישלט, לצורך הסבה, העברה ושיפור המערכת. שינויים אלה לעיתים יכללו מעבר לשפה חדישה יותר, הסבת מערכת ההפעלה והרחבת האפליקציה.

[3] <u>CrysWare for Extension</u> (**"CWE"**)

טכנולוגיה חדישה המשמשת כמסלול בו עוברות האפליקציות מן הפלטפורמות עליהן הן יושבות אל עולם הסחר האלקטרוני. CWE מאפשר התקשרות ושימוש בנתונים הנמצאים במערכת באמצעות כל ערוץ טכנולוגי קיים או עתידי.

- מיינסופט, חברה בת של קריסטל, הינה חברה אמריקנית המפתחת ומשווקת מוצר

תוכנה Visual MainWin המאפשר יישומן של אפליקציות אשר פותחו במערכת ההפעלה Windows NT במערכות הפעלה כדוגמת LINUX ,UNIX ואחרות.

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של קריסטל בכ-45,907, כ-49,245 וכ-38,438 אלפי דולר, בהתאמה. הרווח הנקי של קריסטל בשנים 1999 ו-2000 הסתכם בכ-7,965 וכ-3,114 אלפי דולר, בהתאמה. ההפסד הנקי של קריסטל בשנת 2001 הסתכם בכ-14,712 אלפי דולר.

6.5.5 מטריקס אי.טי. בע"מ ("מטריקס")

[א] כללי

מטריקס הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. במועד התשקיף מחזיקה החברה בכ-85.4% מהונה המונפק והנפרע של מטריקס.

לפרטים אודות הונה של מטריקס ואחזקות הקבוצה בה ראה סעיף 6.19 לתשקיף.

פעילותה של מטריקס מתבצעת במישרין, באמצעות חברות בנות של מטריקס, ביניהן פורסופט בע"מ, אשר מטריקס מחזיקה ב-100% מהונה המונפק. מטריקס וחברות הבנות שלה ייקראו להלן ביחד: "**קבוצת מטריקס**".

קבוצת מטריקס מרוכזת בשטח של כ-2,035 מ"ר בהרצליה. שני המרכזים הטכנולוגים של קבוצת מטריקס ממוקמים בירושלים ובפתח תקוה. במועד התשקיף מעסיקה מטריקס כ-840 עובדים.

לתיאור רכישת 85% מהונה המונפק של מטריקס בתמורה למניות פורסופט ראה סעיף 6.3[ב][12] לעיל.

[ב] פעילותה של קבוצת מטריקס

קבוצת מטריקס מבצעת פיתוחי תוכנה עבור מגוון רחב של לקוחות ממגזרי המשק השונים, לרוב בקשר עם מערכות בתחומים מקצועיים המיועדות ללקוחות הפועלים בארבעה תחומים עיקריים כמפורט להלן:

[1] לקוחות תחום הבנקאות והפיננסים - מערכות משולבות ויישומים לבנקאות בכלל ולבנקאות מסחרית, לרבות חברות ביטוח ומשכנתאות בפרט, אשר תכליתן לשפר את יעילות התפעול של גופים בנקאיים.

[2] לקוחות תחום הטלקומוניקציה - מערכות ניהול קשרי לקוחות ומערכות חיוב וגבייה המיועדות לחברות בתחום הטלקומוניקציה.

[3] לקוחות תחום המגזר הציבורי - מערכות המיועדות ללקוחות במגזר הציבורי, לרבות משרדי ממשלה, הכנסת, רשויות ממלכתיות ומערכת הביטחון.

[4] לקוחות תחום מסחר ושיווק - מערכת ERP המיועדת ללקוחות בתחומי המסחר והתעשייה, תוך התמחות בתחומי תעשיית הבנייה, הליסינג, רשתות מוצרי אלקטרוניקה, מוצרי חשמל ומסחר ברכב.

קבוצת מטריקס פועלת בעיקר בתחומים הבאים:

[1] אינטגרציה בין מערכות אשר פותחו על-ידי גורמים שונים, לרבות מערכות אותן פיתחה קבוצת מטריקס;

[2] פיתוח מערכות מידע ייעודיות על-פי דרישת הלקוח וחידוש מערכות קיימות של הלקוח על בסיס טכנולוגי חדש ו/או רעיונות חדשים הנובעים מצרכים עיתיים, חדשים ו/או נוספים של הלקוח;

[3] מתן שירותי מיקור חוץ (Outsourcing) במסגרתם מבצעת קבוצת מטריקס נתח מוגדר מפיתוח יישומים למערכות של הלקוח באופן המאפשר ללקוח להתמקד בעסקי הליבה (Core Business);

[4] הסבת מערכות המידע הקריטיות של הלקוח (Legacy Systems) והתאמתן לטכנולוגיות חדשות, בין השאר לסביבת אינטרנט ומסחר אלקטרוני, ביצוע Downsizing של מערכות מידע ישנות לסביבה "פתוחה" של Unix ו-Windows NT, ופיתוח מערכות בתפישת Client/Server, תוך התאמת תהליכים ממוחשבים לאסטרטגיה העסקית של הלקוח;

[5] שירותי ייעוץ בתחום תכנון מערכות, ניהול ותחזוקת מערכות, מסחר אלקטרוני ותכנון ארכיטקטורת הרשת אצל הלקוח;

[6] שירותי פיתוח, הקמה ותחזוקה שוטפת של אתרי אינטרנט דינאמיים עבור רשויות ממשלתיות, מפעלי תעשייה וגופים מסחריים (כגון בנקים);

[7] שירותי פיתוח יישומים והטמעת מערכות של קבוצת מטריקס או של צדדים שלישיים לצורכי הלקוח הספציפי, בין השאר, בתחומים הבאים:

[א] מערכות CRM (Customers Relations Management) - יישום והטמעה של חבילות תוכנה לניהול קשרי לקוחות;

[ב] מערכות ERP (Enterprise Resources Planing) - יישום והטמעה של מערכות ERP המפותחות ומשווקות על-ידי צדדים שלישיים או על-ידי הקבוצה;

[ג] מערכות CC & B (Customer Care and Billing) - יישום מערכות CC & B בהתבסס על מערכות אשר פותחו על-ידי צדדים שלישיים;

[ד] יישום מערכות DWH (Data Warehouse) ו-Groupware של מגוון יצרנים רחב.

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של קבוצת מטריקס בכ-271,498, כ-359,163 וכ-308,522 אלפי ש"ח, בהתאמה. הרווח הנקי של קבוצת מטריקס בשנים 1999 ו-2000 הסתכם בכ-35,376, וכ-7,547 אלפי ש"ח, בהתאמה. ההפסד הנקי של קבוצת מטריקס הסתכם בשנת 2001 בכ-4,118 אלפי ש"ח.

בחודש ספטמבר 1999 חילקה מטריקס לבעלי מניותיה דיבידנד בסך 3,812 אלפי ש"ח.[1] בחודש דצמבר 2000 חילקה פורסופט לבעלי מניותיה דיבידנד מרווחים בסך של כ-59,334 אלפי ש"ח. בחודש אפריל 2001, חילקה פורסופט[2] לבעלי מניותיה, באישור בית-המשפט, דיבידנד בסך 160,950 אלפי ש"ח. לאחר חלוקת הדיבידנד כאמור, עמד ההון העצמי של פורסופט על כ-33,000 אלפי ש"ח. במועד חלוקות הדיבידנד האמורות היתה פורסופט חברה בת בבעלות מלאה של החברה.

6.5.6 לירז מערכות בע"מ ("לירז")

[א] כללי

לירז הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. במועד התשקיף מחזיקה החברה בכ-54.5% מהונה המונפק והנפרע של לירז.[3] לפרטים אודות הונה של לירז ואחזקות הקבוצה בה ראה סעיף 6.19 לתשקיף. פעילותה של לירז מתבצעת באמצעות חברות בנות של לירז ובאמצעות חברות מוחזקות אחרות של לירז. לירז, חברות בנות שלה וחברות מוחזקות שלה ייקראו להלן ביחד: "קבוצת לירז".

במועד התשקיף מעסיקה קבוצת לירז כ-170 עובדים.

לפרטים אודות הרכישה של מניות של לירז על-ידי החברה מצדדים שלישיים ובעקבות הצעת רכש מיוחדת שפירסמה החברה, ראה סעיף 6.3[ב][13] לעיל.

[ב] פעילותה של קבוצת לירז

[1] BluePhoenix Solutions

BluePhoenix Solutions התאגדה בהולנד בחודש ספטמבר 2001 והחלה לפעול ברבעון הרביעי של 2001, לאחר השלמת עיסקת רכישת פעילות AppBuilder. קבוצת לירז מחזיקה בכל הונה המונפק של BluePhoenix Solutions, העוסקת בפיתוח ומכירה של תוכנת

---

1 החלוקה האמורה בוצעה טרם מכירת אחזקות החברה בפורסופט למטריקס בתמורה ל-85% מהונה המונפק של מטריקס.

2 במועד התשקיף חברה בת של מטריקס.

3 בהתחשב במניות רדומות.

AppBuilder, תוכנה המספקת פתרונות לניהול ופיתוח יישומים גדולים ומורכבים ללקוחות גדולים. BluePhoenix Solutions מספקת גם שירותי ייעוץ ללקוחותיה. מרבית לקוחותיה של BluePhoenix Solutions הינם מוסדות פיננסיים וחברות בתחום הטלקומוניקציה, באירופה ובארה"ב.

מטה BluePhoenix Solutions ממוקם בהולנד ולחברה משרדים בדנמרק, אנגליה, גרמניה ואיטליה ומרכז פיתוח בארה"ב. הכנסות החברה נובעות בעיקר מחוזי תחזוקה ארוכי טווח עם לקוחותיה, מחוזי ייעוץ וממכירת רשיונות לתוכנת ה-AppBuilder.

[2] Advanced Systems Europe B.V. (ASE)

החברה מחזיקה בכל הונה המונפק של ASE. ASE המאוגדת והפועלת בהולנד הינה בית תוכנה, המספק שרותי תוכנה מתמשכים ללקוחות הולנדים ובלגים מתחומי הבנקאות, התעשיה והטלקום. החברה מעסיקה כ-45 עובדים ומהווה שותף עסקי לבתי התכנה הגדולים בהולנד. ASE עוסקת בעיקר במתן שרותי יעוץ על בסיס תשומות בפעל בתוספת רווח, ביצוע פרויקטים של מיקור חוץ ומתן שירותים, בין השאר, בקשר עם מוצרי BluePhoenix באירופה.

[3] Level 8

במועד התשקיף מחזיקה קבוצת לירז ב-24.3% מהונה המונפק של Level 8. Level 8 עוסקת בפיתוח ומכירה של חבילות תוכנה מתוצרתה, שמסייעות לשלב בין יישומי מחשב בסביבות עבודה שונות: בשולחן העבודה - באמצעות ה-Cicero, וברמת השרת - באמצעות סדרת מוצרי ה-Geneva Integration.

ברבעון האחרון של שנת 2001 הסתכמו הכנסותיה של קבוצת לירז בכ-23,125 אלפי ש"ח. הרווח הנקי של קבוצת לירז הסתכם בתקופה האמורה בכ-1,725 אלפי ש"ח.

6.5.7 Sapiens International Corporation N.V. ("ספיאנס")

[א] בללי

ספיאנס הינה חברה ציבורית שמניותיה רשומות למסחר ב -Nasdaq. במועד התשקיף מחזיקה הקבוצה בכ-24% מהונה המונפק והנפרע של ספיאנס (בהנחה של המרת מניות הבכורה של ספיאנס המוחזקות על-ידי הקבוצה, למניות רגילות). לפרטים אודות הונה של ספיאנס ואחזקות הקבוצה בה ראה סעיף 6.19 לתשקיף. פעילותה של ספיאנס מתבצעת במישרין ובאמצעות חברות בנות של ספיאנס. ספיאנס והחברות הבנות שלה ייקראו להלן ביחד: "קבוצת ספיאנס".

פעילות קבוצת ספיאנס בישראל מרוכזת בשטח של כ-4,000 מ"ר. במועד התשקיף מעסיקה קבוצת ספיאנס כ-620 עובדים.

לתיאור רכישת ניירות ערך של ספיאנס על-ידי הקבוצה ראה סעיף 6.3[ב][9] לעיל.

[ב] פעילותה של קבוצת ספיאנס

קבוצת ספיאנס מפתחת ומספקת פתרונות תוכנה לתמיכה בתהליכים עסקיים מרכזיים של לקוחותיה, כגון עיבוד תביעות בתחום הביטוח, ניהול הלוואות ומשכנתאות ופתרונות ניהוליים אחרים. פתרונות התוכנה מורכבים מטכנולוגיה, מתודולוגיה ושירותי יעוץ, ומכוונים לבעיות מורכבות במחזור החיים של היישומים בעסקי הלקוח. בכלל זה ניתן למנות פיתוח יישומים מהיר (RAD - Rapid Application Development), אינטגרציה והערכה של מערכות מחשב מרכזיות (Legacy Systems) ואפיון וניהול נכסי מערכות מידע ("IT" - Information Technology).

קבוצת ספיאנס פיתחה מספר כלי תוכנה עליהם מבוססים היישומים המפורטים לעיל. מוצרי התוכנה והיישומים אותם מפתחת קבוצת ספיאנס מספקים ללקוחותיה פתרון מקיף וכולל המותאם לצורכיהם הספציפיים. מכירת מוצרי התוכנה משולבת בשירותי יעוץ, הדרכה ותמיכה, המסייעים בהטמעת המערכות אצל הלקוח.

להלן מובאים פרטים אודות כלי התוכנה העיקריים אותם פיתחה קבוצת ספיאנס:

[1] eMerge

טכנולוגיה המאפשרת ליצור אפליקציות עסקיות על-ידי שימוש בחוקים עסקיים מוגדרים, ועל-ידי כך לקצר את תהליך יצירת האפליקציות. הטכנולוגיה מאפשרת להאריך את אורך החיים היצרני של מערכות מחשב (Legacy Systems) קיימות, ובו בזמן מספקת יכולת מעבר מהיר לטכנולוגיות אינטרנט וסחר אלקטרוני מהדור החדש. השימוש בטכנולוגיה זו מאפשר לעסק לקצר זמני שדרוג ולהקטין עלויות תחזוקה. טכנולוגיה זו מאפשרת חיסכון בעלויות של עסקים מבוססי אינטרנט, מעניקה יכולת פריסה מהירה של יישומים מבוססי אינטרנט, ומאפשרת גמישות בהתאמה לתנאי שוק משתנים ומתפתחים.

[2] Euro-Virtual-Machine (EVM)

כלי ה-EVM מאפשר המרת מערכות המחשב ומסדי הנתונים על מנת שיתמכו בכניסתו של מטבע היורו בצורה מהירה, ותפקוד מערכות דו-מטבעיות ביישומי מחשבים מרכזיים, כך שהמידע הופך זמין בכל המטבעות הנדרשים, וניתן להמירו בפשטות מיורו למטבעות אחרים,

ולהפך.

[3] Enterprise Configuration Repository (ECR)

פלטפורמה המיועדת לניהול, צפייה וגישה לכל מרכיבי ונתוני מערכות המידע בעסק, ומאפשרת להעריך השפעות חיצוניות ופנימיות במערכת. כמו כן, הפלטפורמה מאפשרת אחסון תוצאות המידע ממערכת ה-EVM המקנה יכולת ניהול מרכזית של פרויקטים רבי שלבים בתחום הסבות למטבע היורו.

בשנים 1999, 2000 ו-2001 הסתכמו הכנסותיה של ספיאנס בכ-91,830, כ-72,744 וכ-63,435 אלפי דולר, בהתאמה. הרווח הנקי של ספיאנס הסתכם בשנת 1999 כ-12,650 אלפי דולר. ההפסד הנקי של ספיאנס הסתכם בשנים 2000 ו-2001 הסתכם בכ-38,193 וכ-17,970 אלפי דולר, בהתאמה.

6.5.8 סיון הדרכה ומערכות בע"מ ("סיון")

[א] כללי

סיון הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. במועד התשקיף מחזיקה החברה במניות המהוות כ-66.6% מהונה המונפק של סיון. לפרטים אודות הונה של סיון ואחזקות הקבוצה בה ראה סעיף 6.19 לתשקיף. עד לחודש מרס 2001 החזיקה פורמולה ויז'ן במניות המהוות כ-84.7% מהונה המונפק והנפרע של סיון. לפרטים אודות חלוקת אחזקותיה של פורמולה ויז'ן בסיון כדיבידנד בעין לבעלי מניותיה ראה סעיף 6.3[ב][8] לתשקיף.

[ב] פעילותה של סיון

סיון מספקת פתרונות ושירותי הדרכה בתחום המחשבים. פעילותה של סיון בתחום ההדרכה מבוצעת, בין היתר, באופנים הבאים: הדרכה פרונטלית בכיתות לימוד; הדרכה בעזרת מחשב (e-Learning) באמצעות "קמפוס וירטואלי" המשמש כסביבת לימודים אינטראקטיבית מבוססת אינטרנט המאפשרת לתלמידים ללמוד ללא כל צורך בחומר לימוד מעבר למחשב אישי וחיבור לרשת האינטרנט. בנוסף, מספקת סיון שירותי ייעוץ בתחומי ההדרכה השונים.

בשנת 2001 הסתכמו הכנסותיה של סיון בכ-46,994 אלפי ש"ח. ההפסד הנקי של סיון הסתכם בשנת 2001 בכ-15,267 אלפי ש"ח.

6.5.9 NextSource Inc. ("NextSource")

[א] כללי

NextSource הינה חברה פרטית שנתאגדה בארה"ב בחודש ינואר 1999.

במועד התשקיף מחזיקה החברה במלוא מהונה המונפק של NextSource. לפרטים אודות הונה של NextSource ואחזקות הקבוצה בה, ראה סעיף 6.19 לתשקיף.

בחודש מאי 2001 רכשה החברה מאת פורסופט את כל הונה של NextSource (לפרטים אודות העיסקה האמורה ראה סעיף 6.3[ב][10] לתשקיף).

[ב] <u>פעילותה של NextSource</u>

NextSource מפתחת ומשווקת פתרונות תוכנה בתחום ניהול משאבי אנוש. NextSource פיתחה את תוכנת TAMS המשמשת לאיתור וגיוס כוח אדם מקצועי. NextSource משלבת את תוכנת TAMS עם פתרונות תוכנה אחרים בתחום בקרת השירותים, דבר המאפשר ללקוחותיה של NextSource לנהל ולבקר כוח אדם מקצועי בארגון הכולל עובדים קבועים חמניים, יועצים חיצוניים וקבלני משנה. בנוסף, תוכנת TAMS מספקת רשת לתקשורת פנים ארגונית המקושרת עם גורמים חוץ אירגוניים בתחום משאבי האנוש. עם לקוחותיה של NextSource נמנית .Double Click Inc, חברה הפועלת בתחום אספקת פתרונות טכנולוגיה, מדיה, שיווק ישיר, דואר אלקטרוני ומחקר המיועדים לשיפור תהליכי שיווק ומסייעים לאנשי מכירות ומוציאים לאור הפועלים באמצעות האינטרנט לייצר שמות מותג.

6.6 לקוחות הקבוצה

לקבוצה לקוחות הפועלים במגזרי המשק השונים בישראל ומחוץ לישראל. כפי שצוין לעיל, פעילות הקבוצה אינה מוגבלת למגזרים מסוימים וביכולתה לספק פתרונות מיחשוב ללקוחות שונים ומגוונים בכל התחומים, בישראל ומחוצה לה. לפרטים בדבר ההכנסות והרווח הגולמי בתחומי הפעילות השונים של הקבוצה (ראה סעיף 6.4.3 לתשקיף).

לקבוצה אין תלות במי מלקוחותיה.

6.7 ספקים וקבלני משנה

הקבוצה קשורה עם מספר יצרני תוכנה זרים בהסכמים לשיווק מוצריהם בישראל. בגין שיווק המוצרים משלמת הקבוצה לאותם יצרני תוכנה תמלוגים בשיעורים שנקבעו בהסכמים, מסך התקבולים אותם היא מקבלת ממכירת מוצרי תוכנה של אותם יצרנים או ממחירי המחירון של אותם יצרנים.

הקבוצה מעסיקה קבלני משנה בעיקר לצורך ביצוע פרויקטים בתחום פיתוח פתרונות תוכנה משולבים.

לקבוצה אין תלות במי מהספקים וקבלני המשנה עימם היא קשורה.

6.8 שיווק

פעילות השיווק של הקבוצה מבוצעת באופן עצמאי על-ידי כל אחת מחברות הקבוצה. חברות הקבוצה מפעילות מחלקות שיווק ומכירות נפרדות לכל אחד מהתחומים בהם הן פועלות. בכל תחום פעילות כאמור, מתבצעת פעילות השיווק והמכירות על-ידי אנשי מכירות ייעודיים לאותו תחום פעילות. בדרך כלל אנשי השיווק והמכירות האמורים הינם בעלי הכשרה ייחודית לאותו תחום פעילות. פעילות השיווק והמכירות בכל תחום נחלקת לשיווק ומכירות על-פי קווי המוצרים המשווקים באותו תחום פעילות או שיווק ומכירות על-פי ענפי משק (כגון, בנקאות ופיננסים, טלקומוניקציה, מוסדות ממשלה, תעשייה), או שילוב של השניים, ככל שרלוונטי. בנוסף לפעילויות המכירה השוטפות יוזמים אנשי המכירות של חברות הקבוצה פעילות שיווק, באמצעות פירסום בעיתונות, השתתפות בתערוכות וארגון כנסים וימי עיון. כמו-כן מתמודדות חברות מהקבוצה במכרזים להקמת מערכות מחשב רחבות היקף בדרך כלל בדרך של "פרויקט שלם" (turn-key project) המפורסמים על-ידי גורמים ממשלתיים וחברות גדולות.

בשנים 1999, 2000 ו-2001 הסתכמו הוצאות השיווק בדוחותיה הכספיים המאוחדים של החברה בכ-179,000, כ-233,887 וכ-215,638 אלפי ש"ח, בהתאמה.

6.9 קניין רוחני

הקבוצה מסתמכת על שילוב של חוקים המסדירים הגנה על סודות מסחריים, זכויות יוצרים וסימני מסחר, יחד עם הסכמי סודיות, כדי לקבוע את זכויותיה הקנייניות במוצר ולהגן עליהן. בנוסף, עובדי המפתח של הקבוצה, קבלניה ומפיציה העצמאים נדרשים לחתום על הסכמי סודיות. אמצעים אלה מקנים לקבוצה הגנה מוגבלת בלבד, ואין כל ביטחון שאכן יהיה בצעדים שננקטו על-ידי הקבוצה כדי להגן על זכויותיה הקנייניות או כדי למנוע פיתוח של טכנולוגיה מתחרה על-ידי צדדים שלישיים. בנוסף, במספר מדינות בהן פועלת הקבוצה לא קיימת חקיקה המגנה על זכויותיה הקנייניות.

6.10 תחרות

לקבוצה מתחרים רבים בתחומי פעילותה השונים בישראל ובחו"ל. הקבוצה חשופה לתחרות בכל תחומי פעילותה, וקיימים גופים רבים המפתחים, מייצרים ומשווקים מוצרים הדומים במהותם למוצרי הקבוצה. השווקים בהם פועלת הקבוצה הינם דינאמיים ומושפעים בין השאר מהתפתחות טכנולוגית. כמו כן, מתאפיינים השווקים בהם פועלת הקבוצה בכך שלא נדרשות יכולות ייחודיות או השקעות גדולות לשם יזום פעילות בתחומי פעילותה של הקבוצה על-ידי גורמים חדשים. לאור האמור לעיל אין ביכולת הקבוצה להעריך את חלקה בתחומי פעילויותיה השונים. חלק ממתחרי הקבוצה מתחרים בה אף ביותר מתחום פעילות אחד.

יכולת הקבוצה להתמודד בתחרות בהצלחה תלויה במספר גורמים, כגון הצעת מרחב גדול של שירותים, מאמצי מכירות ושיווק, רמת שירות, תימחור, איכות ומהימנות המוצרים והשירותים.

לחלק ממתחריה של הקבוצה מקורות הון העולים בהיקפם על אלו של הקבוצה אשר

עשויים להקנות למתחרים אלה יתרונות תחרותיים כגון: משך פעילות ארוך יותר בשוק; יכולת גיוס משאבי הון, טכנולוגיה ושיווק גדולים יותר; מוניטין טוב יותר; יחסים מבוססים יותר עם לקוחות עכשוויים ופוטנציאלים; וקשת מוצרים ושירותים רחבה יותר. כתוצאה מיתרונות אלו, עלולים מתחרים אלה להגיב במהירות רבה יותר לשינויים טכנולוגיים נדרשים, להציע מוצרים ושירותים מתחרים במחירים נמוכים. בנוסף, קיימים בעולם מספר מרכזי פיתוח תוכנה (כגון הודו) אשר רמת המחירים הנהוגה בהם נמוכה באופן מהותי מזו של הקבוצה בתחום זה. בשל רמת התחרותיות הגבוהה המאפיינת את השוק בו פועלת הקבוצה, מתאפיין שוק זה ברמת תנודתיות גבוהה של מחירי המוצרים, ועל מנת להתמודד בתחרות האמורה עשויה הקבוצה להיאלץ להוריד את מחירי מוצריה ושירותיה.

המתחרים העיקריים בשוק המקומי הישראלי הינן חברות שירות בתחום טכנולוגיית המידע ו-Systems Integrator. המתחרים הגדלים מבין אלו הם נס טכנולוגיות אינק. וקבוצת זאבי מחשבים. המתחרים הבינלאומיים בשוק הישראלי כוללים את Electronic Data Systems (EDS) Corporation Inc., IBM ו-Compaq. מתחרים אלו משתמשים לעתים קרובות בקבלני משנה מקומיים (לרבות בחברות בנות שלהם המאוגדות בישראל) כדי לספק כוח אדם לעסקאות המבוצעות בישראל.

6.11 מחקר ופיתוח

חברות בקבוצה מפעילות מחלקות מחקר ופיתוח למטרת פיתוח מוצרים משלימים בקשר לתחומי פעילותן. חברות הקבוצה לא נהגות להקצות מסגרת תקציבית המוגדרת מראש לצורך מחקר ופיתוח. הקצבות למחקר ופיתוח נעשות על-פי החלטות המתקבלות מעת לעת, לרוב על בסיס פיתוחים שנעשים במסגרת מהלך העסקים הרגיל של חברות הקבוצה.

בשנים 1999, 2000 ו-2001 הסתכמו הוצאות המחקר והפיתוח בדוחותיה הכספיים המאוחדים של החברה בכ-54,509, כ-74,378 וכ-93,113 אלפי ש"ח, בהתאמה.

לקבוצה קיימת התחייבות כלפי הממונה למחקר ופיתוח תעשייתי (המדען הראשי) במשרד התעשייה והמסחר וכלפי הקרן לקידום השיווק, לתשלום תמלוגים בשיעור של 3% מההכנסות ממכירת מוצרי תוכנה שפותחו בסיועם, זאת בגין מענקים שקיבלו חברות בקבוצה. התמלוגים האמורים מוגבלים עד לגובה של 150% מסכום המענקים שהתקבלו. חברות בקבוצה חייבות בהחזר המענקים האמורים רק אם יהיו להן הכנסות מהמוצרים שפותחו בסיוע המענקים.

יתרת התחייבויות הקבוצה בגין המענקים האמורים הסתכמה ביום 31 בדצמבר 2000 בכ-510 אלפי ש"ח, וביום 31 בדצמבר 2001 בכ-802 אלפי ש"ח.

6.12 עובדים של הקבוצה

במועד פירסום התשקיף מועסקים בחברה ובחברות בנות של החברה כ-3,700 עובדים, מתוכם כ-3,300 עובדים מקצועיים.

עובדי הקבוצה מועסקים על-פי חוזי עבודה אישיים. העובדים העוסקים בשיווק ומכירות מקבלים מעת לעת, או על בסיס קבוע, עמלות משתנות ממכירות, בסכומים שאינם

מהותיים לקבוצה.

בנוסף משלמת הקבוצה לחלק מהעובדים מענקים, על בסיס יעדים ייחודיים.

התחייבויות הקבוצה בגין סיום יחסי עובד-מעביד מכוסות במלואן, באמצעות תשלום פרמיות לפוליסות ביטוח מנהלים ובאמצעות הפרשה בדו״חות הכספיים של החברה, המשקפת את התחייבויות החברה שאינן מכוסות כאמור (למעט התחייבויות בקשר לעובדי הקבוצה המועסקים בארצות-הברית, שלגביהן חלות הוראות הדין בארצות-הברית).

הקבוצה הושפעה מהשינויים האחרונים בכלכלה העולמית, ובמיוחד מהירידה החדה במספר העסקאות בתחומי פעילות הקבוצה. כתוצאה מכך, חלק מחברות הקבוצה, ביצעו היערכות מחודשת של כוח האדם שלהן, לרבות ביצוע הפרשות בדוחות הכספיים שלהן הכרוכות בביצוע ההיערכות כאמור.

לדעת הנהלת הקבוצה, אין לקבוצה תלות במי מעובדיה.

6.13 משרדי הקבוצה

משרדי הנהלת הקבוצה מצויים בהרצליה פיתוח באתר שנשכר מצד שלישי.

הוצאות השכירות ואחזקת המשרד החודשיות של החברה הינן כ-80 אלפי ש״ח.

החברה הינה השוכרת העיקרית בחלק משטחי השכירות בקבוצה, והיא מעמידה בשכירות משנה חלק מהשטחים האמורים לרשות חברות בקבוצה, בהתאם לעלות היחסית של שטחי השכירות אשר תופסות החברות האמורות מתוך סך השטח המושכר.

6.14 מימון, אשראי והשקעות

מימון פעילותה של הקבוצה נעשה מאמצעיה העצמיים, באמצעות אשראי בנקאי ובאמצעות אשראי למימון רכישת כלי רכב. הקבוצה מקבלת מספקיה אשראי לתקופה ממוצעת של 61 יום, ומעניקה ללקוחותיה אשראי לתקופה ממוצעת של 102 יום. בדרך כלל מקבלת הקבוצה אשראי מספקיה לתקופה של בין 55 ל-66 יום, ומעניקה ללקוחותיה אשראי לתקופה של בין 87 יום ל-116 יום.

ליום 31 בדצמבר 1999 הסתכמו יתרות ההלוואות לזמן ארוך (בניכוי חלויות שוטפות) שקיבלה הקבוצה מבנקים בסכום של כ-33,270 אלפי ש״ח. ההלוואות האמורות נשאו ריבית שנתית ריאלית בשיעור של 4% עד 7% (שיעור ממוצע של כ-5.5%) לגבי אשראי דולרי, ו-0% עד 18% (בשיעור ממוצע של כ-9%) לגבי אשראי שקלי.

ליום 31 בדצמבר 1999 הסתכמו יתרות ההלוואות והאשראי לזמן קצר שקיבלה הקבוצה מבנקים בסכום של 111,959 אלפי ש״ח. ההלוואות אלה נשאו ריבית שנתית (נומינלית) נכון ליום 31 בדצמבר 1999 בשיעור של 14% עד 21% (שיעור ממוצע של כ-17.5%) לגבי אשראי שקלי.

ליום 31 בדצמבר 2000 הסתכמו יתרות ההלוואות לזמן ארוך (בניכוי חלויות שוטפות) שקיבלה הקבוצה מבנקים בסכום של כ-18,306 אלפי ש״ח. ההלוואות האמורות נשאו

ריבית שנתית ריאלית בשיעור של 4% עד 13.56% (שיעור ממוצע של כ-8.8%) לגבי אשראי דולרי ו-0% עד 13% (שיעור ממוצע של כ-6.5%) לגבי אשראי שקלי.

ליום 31 בדצמבר 2000 הסתכמו יתרות ההלוואות והאשראי לזמן קצר שקיבלה הקבוצה מבנקים בסכום של כ-91,872 אלפי ש"ח. ההלוואות אלה נשאו ריבית שנתית (נומינלית) נכון ליום 31 בדצמבר 2000 בשיעור של 8% עד 15.5% (שיעור ממוצע של כ-11.75%) לגבי אשראי שקלי.

ליום 31 בדצמבר 2001 הסתכמו יתרות ההלוואות לזמן ארוך (בניכוי חלויות שוטפות) שקיבלה הקבוצה מבנקים בסכום של כ-35,935 אלפי ש"ח. ההלוואות האמורות נשאו ריבית שנתית ריאלית בשיעור של 4% עד 8% (שיעור ממוצע של כ-6%) לגבי אשראי דולרי, ו-7% עד 10% (שיעור ממוצע של כ-8.5%) לגבי אשראי שקלי.

ליום 31 בדצמבר 2001 הסתכמו יתרות ההלוואות והאשראי לזמן קצר שקיבלה הקבוצה מבנקים בסכום של כ-235,161 אלפי ש"ח. ההלוואות האמורות נשאו ריבית שנתית (נומינלית) נכון ליום 31 בדצמבר 2001 בשיעור של 3.3% עד 9% (שיעור ממוצע של כ-6% לגבי אשראי שקלי וריבית שנתית ריאלית בשיעור של 3% עד 4.2% (שיעור ממוצע של כ-3.6% לגבי אשראי דולרי).

6.15 ביטוח

הקבוצה מבטחת עצמה הן באמצעות פוליסות ביטוח המשותפות לכלל החברות בקבוצה והן באמצעות פוליסות ביטוח בהן מבטחות עצמן חברות שונות בקבוצה, אשר כוללות כיסויים ייחודיים בהתאם לצורכיהן ותחום פעילותן.

לקבוצה פוליסות ביטוח אשר מכסות את חברות הקבוצה, לביטוח רכוש, מלאי וציוד, חבות כלפי צד שלישי, חבות מעבידים, אחריות מקצועית וחבות מוצר, וביטוח דירקטורים ונושאי משרה.

ביחס לחלק מהפוליסות המשותפות לחברה ולחברות אחרות, קיימת אפשרות שהחברה תיוותר ללא כיסוי ביטוחי מספק, בשל מיצוי גבול הביטוח על-ידי מבוטח או מבוטחים אחרים בשל תביעה קודמת שנכללה בכיסוי הביטוחי המשותף.

6.16 מיסוי

לחברה שומות מס סופיות עד וכולל שנת 1996.

6.17 גורמי סיכון

פעילותה העסקית של הקבוצה מתאפיינת בגורמי הסיכון המפורטים להלן:

6.17.1 סיכונים פיננסיים

מרבית נכסי הקבוצה הם השקעות בניירות ערך של חברות בנות וחברה מוחזקת, וכתוצאה מכך יש לקבוצה חשיפה לסיכונים של שינויים במחירי ניירות הערך,

המשפיעים באופן ישיר על שווי הקבוצה, ועלולים להשפיע גם על תוצאותיה העסקיות והונה העצמי. כמו כן, חלק מניירות הערך שבהם מחזיקה הקבוצה נסחרים בשווקי ארה"ב, ולכן מחירם חשוף גם לשינויי מטבע. בנוסף, הקבוצה חשופה לשינויים בשיעורי ריבית, אינפלציה ושערי חליפין, המשפיעים הן באופן ישיר והן באופן עקיף על התוצאות העסקיות של הקבוצה ועל שווי הנכסים וההתחייבויות שלה. ככלל, הקבוצה אינה נוהגת לבצע פעולות הגנה כנגד שינויים בשווי השקעותיה בניירות ערך של חברות אחרות. חלק מהחברות בקבוצה מחזיקות בבעלותן ניירות ערך סחירים, אשר שינוי במחירם משפיע, בין היתר, על שווי החברות המחזיקות.

6.17.2 חשיפה לתנודות בשער החליפין של מטבע חוץ

הקבוצה חשופה לתנודות בשער החליפין של מטבע חוץ לעומת הש"ח. חלק ניכר מהכנסות הקבוצה הינן במטבע חוץ או צמודות לשער החליפין של מטבעות חוץ לעומת הש"ח. מרבית הוצאות הקבוצה הינן בש"ח.

6.17.3 תלות בכוח אדם מקצועי

על אף זמינות כוח אדם במועד התשקיף, לקבוצה אין כל אפשרות לצפות בשלב זה את הקשיים אשר יהיו כרוכים באיתור כוח אדם מיומן שיענה על דרישותיה, אם וכאשר תידרש לכך, לאור מכסת בעלי המקצוע בעלי רמת הידע והניסיון הנדרש. כמו כן, הקבוצה מניידת מעת לעת את עובדיה על מנת לתמוך בפעילויות שיווק והשירות של חברות בנות שלה בארה"ב ובמקומות אחרים. אין ביטחון שהקבוצה תצליח למשוך, לשלב, להדריך ולשמור או לנייד עובדים כאלה בהתאם לצרכיה. אי יכולת של הקבוצה לגייס, להעסיק או לשמור על עובדים מתאימים עלול לפגוע באופן מהותי בהכנסות הקבוצה ובתוצאותיה הכספיות.

6.17.4 תחרות ברכישות והשקעות

חלק מרכזי מהאסטרטגיה של הקבוצה הוא חיפוש אחר הזדמנויות רכישה והשקעה בחברות אחרות. הקבוצה עשויה להתמודד מעת לעת על הזדמנויות רכישה והשקעה מול חברות מבוססות ועתירות הון אחרות. אין כל בטחון כי הקבוצה תוכל לאתר הזדמנויות רכישה או השקעה פוטנציאליות בישראל או בעולם המתאימות למטרות הקבוצה. כישלונה של הקבוצה במימוש השקעותיה עלול לפגוע בצמיחתה ובתוצאותיה העסקיות והפיננסיות.

6.17.5 קשיים בגיוס הון

מרכיב חשוב באסטרטגיה העסקית של הקבוצה הינו גיוס הון, הן בחברה עצמה והן בחברות הבנות, באמצעות הנפקות ציבוריות ו/או פרטיות. תנאי שוק ותנאים אחרים שאינם בשליטתה של הקבוצה עלולים לפגוע ביכולתה של החברה וביכולתן של חברות הבנות לגייס הון, ולכן קצב צמיחתן של החברות בקבוצה עלול להיפגע. אפשר שהקבוצה תידרש לחפש אחר שיטות חלופיות לגיוס הון,

כגון הלוואות בתנאים שאינם מיטיבים עם הקבוצה. קשיים בגיוס הון עלולים לפגוע בתוצאותיה העסקיות ובמצבה הפיננסי של הקבוצה.

6.17.6 <u>התקשרות על בסיס מחיר קבוע</u>

חלק מהכנסות הקבוצה נגזר מהתקשרויות בחוזים על בסיס מחיר קבוע. התמחור בגין התחייבויות אלה מבוסס על הערכת עלויות עתידיות. הקבוצה נושאת בסיכון של הערכות שגויות וחריגות בעלויות בקשר עם התחייבויות אלה. אי יכולתה של הקבוצה להעריך במדויק את המשאבים הדרושים לביצוע פרויקט במחיר קבוע, להעריך את עלויות שכר עובדים או להשלים את התחייבויותיה במועדים שנקבעו לכך עשוי לפגוע במרווח הרווח שלה ולהשפיע על תוצאותיה העסקיות והפיננסיות של הקבוצה.

6.17.7 <u>שינויים טכנולוגיים</u>

תחומי הפעילות של הקבוצה מאופיינים בפיתוח מהיר של טכנולוגיה ומתודולוגיות. הצלחתה של הקבוצה תלויה ביכולתה לשפר את מוצריה ושירותיה הנוכחיים, ולפתח או לרכוש מוצרים ושירותים חדשים שיעמדו בקצב ההתפתחויות הטכנולוגיות ותקני הענף המתפתחים. בנוסף הקבוצה צריכה להגיב לשינויים בצורכי הלקוחות. אין כל בטחון שהקבוצה תצליח לשפר, לפתח או לרכוש מוצרים ושירותים חדשים על מנת להתמודד עם טכנולוגיות חדשות ו/או דרישותיהם המשתנות של לקוחותיה. בנוסף אין ודאות כי הקבוצה תוכל להשיק את המוצרים והשירותים כאמור בעוד מועד, או שמוצרים ושירותים כאמור אכן יצליחו בשוק. כל עיכוב או כישלון מצד הקבוצה לפתח או לרכוש שיפורים טכנולוגיים או להתאים מוצרים ושירותים לשינויים הטכנולוגיים ישפיעו באופן מהותי על תוצאותיה העסקיות והפיננסיות של הקבוצה.

6.17.8 <u>אחריות בגין שיווק מוצרי תוכנה ופיתוח</u>

פגיעה במערכת המידע של לקוח עקב אספקת מוצרים או שירותים על-ידי הקבוצה, או אי יכולתה של הקבוצה לספק תמיכה נאותה למוצריה, עלולים להביא לתביעת נזיקין נגד הקבוצה. הקבוצה פועלת להגביל את אחריותה על-פי חוזי המוצרים והשירותים שלה ככל שניתן. אין כל בטחון כי הגבלות האחריות, אם קיימות, המפורטות בחוזי השירות של הקבוצה יהיו ברות אכיפה ו/או יגנו בדרך כלשהי על הקבוצה בפני אחריותה לנזיקין. הקבוצה מקיימת ביטוחים לכיסוי בפני אחריות כללית ואחריות מקצועית. אולם, אין כל בטחון שכיסוי ביטוחי כאמור יספיק לכיסוי תביעה גדולה אחת או יותר, או שהמבטח לא יחזור בו מכיסוי בגין כל תביעה עתידית. הצלחתן של תביעה גדולה אחת או יותר נגד הקבוצה אשר עולות על הכיסוי הביטוחי העומד לרשותה או שינויים בפוליסות הביטוח של החברה, כולל הגדלת תשלומי הפרמיה או הטלת דרישת השתתפות עצמית או דרישות ביטוח משותף (co-insurance) עשויות לפגוע מהותית בתוצאותיה העסקיות והפיננסיות של הקבוצה.

6.17.9 היעדר הגנה קניינית

חלק מהטכנולוגיות שברשות הקבוצה והמוצרים שפותחו על-ידי הקבוצה אינם מוגנים בפטנטים וסימנים רשומים. קיים סיכון לפיו יפותחו על-ידי מתחרים של הקבוצה או גורמים אחרים מוצרים דומים למוצרי הקבוצה, חאת לאור העובדה כי לא קיימות מגבלות מהותיות בקשר לפיתוח מוצרים דומים על-ידי המתחרים.

6.18 דיבידנדים ומניות הטבה

מלבד חלוקת הדיבידנד בעין לבעלי מניות החברה של מניות פורמולה ויז'ן, כמפורט בסעיף 6.3[ב][11] לתשקיף, לא חילקה פורמולה דיבידנדים או מניות הטבה בחמש השנים האחרונות.

6.19 חברות בנות וכלולות

[א] **ריכוז נתונים אודות חברות בנות של החברה ליום 31 בדצמבר 2001**[1]

(באלפי ש"ח)

	ניו-אפליקום בע"מ	סינטק טכנולוגיות מתקדמות בע"מ	מג'יק תעשיות תוכנה בע"מ	קריסטל פתרונות מערכתיים בע"מ	מטריקס אי.טי. בע"מ	לירז מערכות בע"מ	סיון הדרכה ומערכות בע"מ	NextSource Inc.
שיעור אחזקה של החברה נכון ליום 31 בדצמבר 2001	50.2%	48.7%	48.8%	49.6%	85%	50.7%	66.4%	100%
יתרת עלות השקעה נכון ליום 31 בדצמבר 2001	39,936	26,781	161,711	56,001	196,205	29,346	16,413	7,516
הון עצמי נכון ליום 31 בדצמבר 2001	125,388	57,490	295,399	156,909	68,371	61,184	9,813	(7,916)
השקעה על בסיס שווי מאזני נכון ליום 31 בדצמבר 2001	61,594	31,269	176,325	99,807	114,537	30,144	7,424	(6,997)
רווח (הפסד)								
שנת 2000 – לפני מס	36,966	17,906	10,267	26,991	9,628	--	--	--
שנת 2000 – אחרי מס	23,299	11,680	7,958	26,178	9,070	--	--	--
שנת 2001 – לפני מס	(15,979)	(22,183)	(187,428)	(62,513)	3,059	7,731	(14,610)	(13,310)
שנת 2001 – אחרי מס	(24,769)	(22,893)	(188,166)	(63,021)	(1,433)	7,221	(14,642)	(13,310)
יתרת חובה (זכות) והלוואות בספרי החברה								
שנת 2000	519	134	4	152	5,019	--	(3)	--
שנת 2001	228	104	(1)	(63)	(1,686)	--	13,683	--
דמי ניהול, ריביות ודיבידנדים שנתקבלו על-ידי החברה								
שנת 2000	742	366	--	933	60,528	--	--	--
שנת 2001	766	360	--	766	162,283	--	--	--

[1] לפרטים אודות חלוקת מניות פורמולה ויז'ן כדיבידנד בעין לבעלי מניות החברה ראה סעיף 6.3[ב][11] לתשקיף.

[ב] פרטים אודות ניירות ערך של חברות בנות של החברה המוחזקים, למיטב ידיעת החברה, על-ידי בעלי עניין בחברה:

שם בעל העניין	שם החברה	מספר מניות מוחזקות		שיעור אחזקה במועד התשקיף
		במועד התשקיף	ליום 31.12.00	
דן גולדשטיין	סינטק טכנולוגיות מתקדמות בע"מ	38,788	38,788	0.26%
	קריסטל פתרונות מערכתיים בע"מ	559,000	559,000	5.6%
גד גולדשטיין	סינטק טכנולוגיות מתקדמות בע"מ	24,000	24,000	0.15%
	קריסטל פתרונות מערכתיים בע"מ	321,828	230,628	3.17%
שי ביילים	ניו אפליקום בע"מ	2,743	2,743	0.04%

להלן פרטים אודות הונן של החברות הבנות והקשורות של החברה ואחזקות במניותיהן.

6.19.1 ניו אפליקום בע"מ ("אפליקום")

אפליקום התאגדה בישראל בשנת 1990.

הון רשום: 10,000,000 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

הון מונפק: 6,370,896 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה החברה ב-3,193,100 מניות רגילות בנות 1 ש"ח ערך נקוב של אפליקום, המהוות כ-50.1% מהונה המונפק והנפרע של אפליקום.

מניותיה של אפליקום נסחרות בבורסה. לתיאור פעילותה של אפליקום ראה סעיף 6.5.1 לתשקיף.

אפליקום מחזיקה בכ-77% מהונה המונפק והנפרע של קומסופט טכנולוגיות בע"מ, אשר מניותיה רשומות למסחר בבורסה.

6.19.2 סינטק טכנולוגיות מתקדמות בע"מ ("סינטק")

סינטק התאגדה בישראל בשנת 1989.

הון רשום: 20,000,000 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

הון מונפק: 15,103,753 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה החברה ב-7,580,906 מניות רגילות בנות 1 ש"ח ערך נקוב של סינטק, המהוות כ-50.2% מהונה המונפק והנפרע של סינטק.

סינטק הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. לתיאור פעילותה של סינטק ראה סעיף 6.5.2 לתשקיף.

6.19.3 מג'יק תעשיות תוכנה בע"מ ("מג'יק")

מג'יק התאגדה בישראל בשנת 1983.

הון רשום: 50,000,000 מניות רגילות בנות 0.1 ש"ח ערך נקוב כל אחת.

הון מונפק: 29,678,553 מניות רגילות בנות 0.1 ש"ח ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה הקבוצה ב-15,006,115 מניות רגילות בנות 0.1 ש"ח ערך נקוב של מג'יק, המהוות כ-50.6%[1] מהונה המונפק והנפרע של מג'יק.

מג'יק הינה חברה ציבורית שמניותיה רשומות למסחר ב-Nasdaq ובבורסה. לתיאור פעילותה של מג'יק ראה סעיף 6.5.3 לתשקיף.

6.19.4 קריסטל פתרונות מערכתיים בע"מ ("קריסטל")

קריסטל התאגדה בישראל בשנת 1987.

הון רשום: 30,000,000 מניות רגילות בנות 0.01 ש"ח ערך נקוב כל אחת.

הון מונפק: 10,028,400 מניות רגילות בנות 0.01 ש"ח ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה החברה ב-5,036,811 מניות רגילות בנות 0.01 ש"ח ערך נקוב של קריסטל, המהוות כ-50.2%[2] מהונה המונפק והנפרע של קריסטל.[3]

קריסטל הינה חברה ציבורית שמניותיה רשומות למסחר ב-Nasdaq ובבורסה. לתיאור פעילותה של קריסטל ראה סעיף 6.5.4 לתשקיף.

6.19.5 מטריקס אי.טי. בע"מ ("מטריקס")

מטריקס התאגדה בישראל בשנת 1989.

הון רשום: 60,000,000 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

הון מונפק: 27,986,060 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה החברה ב-23,904,013 מניות רגילות בנות 1 ש"ח ערך נקוב של מטריקס, המהוות כ-85.4% מהונה המונפק והנפרע של מטריקס.[4]

---

1 בהתחשב במניות רדומות.

2 בהתחשב במניות רדומות.

3 החברה התקשרה בהסכמים עם בעלי עניין בקריסטל המחזיקים במועד התשקיף בכ-8.9% מהונה המונפק של קריסטל, על-פיהם קבעו הצדדים את אופן הצבעתם באסיפות הכלליות של קריסטל בקשר למינוי דירקטורים בקריסטל.

4 לפרטים אודות רכישה על-ידי החברה של 85% מהונה המונפק של מטריקס ראה סעיף 6.3[ב][12] לתשקיף.

מטריקס הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. לתיאור פעילותה של מטריקס ראה סעיף 6.5.5 לתשקיף.

6.19.6 לירז מערכות בע"מ ("לירז")

לירז התאגדה בישראל בשנת 1982.

הון רשום: 10,000,000 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

הון מונפק: 6,704,964 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.[1]

נכון למועד פירסום התשקיף מחזיקה החברה ב-3,652,332 מניות רגילות בנות 1 ש"ח ערך נקוב של לירז, המהוות כ-54.5%י מהונה המונפק והנפרע של לירז.[2]

לירז הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. לתיאור פעילותה של לירז ראה סעיף 6.5.6 לתשקיף.

6.19.7 Sapiens International Corporation N.V ("ספיאנס")

ספיאנס התאגדה באיים האנטיליים ההולנדיים בשנת 1986.

הון רשום: 70,000,000 מניות רגילות בנות 1 גילדן הולנדי ערך נקוב כל אחת.
20,000 מניות בכורה בנות 1,500 גילדן הולנדי ערך נקוב כל אחת.

הון מונפק: 23,214,661 מניות רגילות בנות 1 גילדן הולנדי ערך נקוב כל אחת.
10,000 מניות בכורה בנות 1,500 גילדן הולנדי ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה הקבוצה ב-6,667 מניות בכורה הניתנות להמרה ל-8,771,930 מניות רגילות בנות 1 גילדן הולנדי ערך נקוב של ספיאנס, המהוות כ-24% מהונה המונפק והנפרע של ספיאנס (בהנחה של המרת מניות הבכורה האמורות על-ידי הקבוצה). בנוסף, לקבוצה אופציה הניתנת למימוש עד חודש דצמבר 2003, לרכישת מניות בכורה נוספות של ספיאנס, בסכום של 10,000 אלפי דולר.

ספיאנס הינה חברה ציבורית שמניותיה רשומות למסחר ב-Nasdaq. לתיאור פעילותה של ספיאנס ראה סעיף 6.5.7 לתשקיף.

6.19.8 סיון הדרכה ומערכות בע"מ ("סיון")

סיון התאגדה בישראל בשנת 1986.

הון רשום: 20,000,000 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

הון מונפק: 12,930,617 מניות רגילות בנות 1 ש"ח ערך נקוב כל אחת.

---

1 בהתחשב במניות רדומות.

2 לפרטים אודות רכישת מניות של לירז על-ידי החברה ראה סעיף 6.3[ב][13] לתשקיף.

נכון למועד פירסום התשקיף מחזיקה הקבוצה ב-8,607,152 מניות רגילות בנות 1 ש"ח ערך נקוב של סיון, המהוות כ-66.6% מהונה המונפק והנפרע של סיון.

סיון הינה חברה ציבורית שמניותיה רשומות למסחר בבורסה. לתיאור פעילותה של סיון ראה סעיף 6.5.8 לתשקיף.

6.19.9 NextSource Inc. ("NextSource")

NextSource התאגדה בארה"ב בשנת 1999.

הון רשום: 30,000,000 מניות רגילות בנות 0.0000001 דולר ערך נקוב כל אחת.

הון מונפק: 10,000,000 מניות רגילות בנות 0.0000001 דולר ערך נקוב כל אחת.

נכון למועד פירסום התשקיף מחזיקה החברה ב-10,000,000 מניות רגילות בנות 0.0000001 דולר ערך נקוב של NextSource, המהוות כ-100% מהונה המונפק והנפרע של NextSource.

לתיאור פעילותה של NextSource ראה סעיף 6.5.9 לתשקיף.

6.20 נתונים כספיים עיקריים

[א] נתונים מאזניים מאוחדים של החברה

(באלפי ש"ח, מותאמים לש"ח של 31 בדצמבר 2001)

	31.12.2001	31.12.2000
רכוש שוטף:		
מזומנים ושווי מזומנים	368,945	603,986
השקעות לזמן קצר	49,687	81,543
לקוחות	394,966	529,509
חייבים ויתרות-חובה	97,142	88,694
מלאי	21,835	33,508
	932,575	1,337,240
השקעות, הלוואות ויתרות-חובה לזמן ארוך:		
הלוואות והשקעות אחרות	44,424	129,785
השקעות בחברות מוחזקות	51,247	29,342
	95,671	159,127
איגרות חוב	260,000	-
רכוש קבוע	138,877	166,974
רכוש אחר	557,469	603,744
	1,984,592	2,267,085

	31.12.2001	31.12.2000
התחייבויות שוטפות:		
אשראי מתאגידים בנקאיים	235,161	91,872
התחייבויות לספקים ולנותני שירותים	168,151	181,043
זכאים ויתרות-זכות	307,425	277,814
התחייבויות בגין ארגון מחדש	21,364	12,948
התחייבויות לחברות מוחזקות	-	-
	732,101	563,677
התחייבויות לזמן ארוך:		
מקדמות מלקוחות	3,266	4,580
התחייבויות לתאגידים בנקאיים ואחרים	35,935	18,306
התחייבויות בשל סיום יחסי עובד-מעביד, נטו	15,901	20,609
רווחים שטרם מומשו	19,688	51,491
התחייבויות בגין הפסדי חברות מוחזקות	-	-
התחייבויות לחברות מוחזקות	-	-
	74,790	94,986
שעבודים והתחייבויות תלויות		
זכויות המיעוט בחברות מאוחדות	422,705	657,174
הון עצמי	754,996	951,248
	1,984,592	2,267,085

[ב] נתונים תוצאתיים מאוחדים של החברה

(באלפי ש״ח, מותאמים לש״ח של 31 בדצמבר 2001)

	לשנה שהסתיימה ביום			
	31.12.2001	31.12.2000	31.12.1999	31.12.1998
מחזור הפעולות	1,664,478	1,662,485	1,412,776	1,106,304
עלות המכירות והשירותים	1,119,852	1,001,917	831,523	713,681
רווח גולמי	544,626	660,568	581,253	392,623
הוצאות מחקר ופיתוח, נטו	93,113	74,378	54,509	35,694
הוצאות מכירה ושיווק	215,638	233,887	179,000	92,186
הוצאות הנהלה וכלליות	357,567	289,856	211,674	155,419
הוצאות ארגון מחדש	48,021	10,104	-	-
רווח (הפסד) מפעולות רגילות	(169,713)	52,343	136,070	109,324
הכנסות מימון, נטו	12,474	36,797	24,614	25,648
	(157,239)	89,140	160,684	134,972
הוצאות אחרות, נטו	229,430	46,517	40,438	4,412
רווח ממימוש ומירידה בשיעור החזקה בחברות	19,093	273,237	253,569	71,070
רווח (הפסד) לפני ניכוי מסים על ההכנסה	(367,576)	315,860	373,815	201,630
מסים על ההכנסה	17,921	58,246	81,644	19,373
רווח (הפסד) לאחר ניכוי מסים על ההכנסה	(385,497)	257,614	292,171	182,257
חלק החברה בהפסדי חברות כלולות, נטו	35,655	19,104	7,332	8,259
חלק המיעוט בהפסדי (רווחי) חברות מאוחדות, נטו	180,368	(74,519)	(90,340)	(60,505)
רווח (הפסד) נקי	(240,784)	163,991	194,499	113,493
רווח (הפסד) נקי ל-1 ש״ח ע.נ. מניות (בש״ח)	(25.82)	17.49	20.76	13.34

6.21 הסברי הדירקטוריון למצב ענייני החברה

6.21.1 מצב כספי

להלן השינויים העיקריים בסעיפי המאזן:

רכוש שוטף

קיטון במזומנים ושווי מזומנים והשקעות לזמן קצר ליום 31 בדצמבר 2001 לעומת 31 בדצמבר 2000 נבע בעיקר משימוש במזומנים על ידי פורמולה וחברות הקבוצה לרכישות והשקעות בחברות חדשות וקיימות.

סך המזומנים ושווי מזומנים והשקעות לזמן קצר ליום 31 בדצמבר 2001, וליום 31 בדצמבר 2000 הסתכמו בכ-419,000 אלפי ש"ח ו-686,000 אלפי ש"ח בהתאמה.

השקעות, הלוואות ויתרות חובה לזמן ארוך

קיטון בהלוואות והשקעות אחרות ובהשקעות בחברות מוחזקות ליום 31 בדצמבר 2001 בסך כ-63,000 אלפי ש"ח לעומת 31 בדצמבר 2000.

עיקר הקיטון נבע ממכירת חברות מוחזקות לחברת פורמולה ויז'ן ביום 30 בדצמבר 2001 מקוזז על ידי עלייה בשיעור האחזקה של חברות הבנות של פורמולה בחברות המוחזקות שלהן.

אג"ח

ביום 30 בדצמבר 2001 במסגרת ההסכם למכירת מספר חברות מוחזקות לפורמולה ויז'ן, הנפיקה פורמולה ויז'ן לחברה אג"ח בסך 260,000 אלפי ש"ח.

רכוש אחר

סעיף זה כולל בעיקר מוניטין בחברה ובחברות מאוחדות. הקיטון ברכוש האחר ליום 31 בדצמבר 2001 לעומת 31 בדצמבר 2000 נבע בעיקר ממחיקת מוניטין מיוחדת על ידי מספר חברות בקבוצה.

סך הרכוש האחר ליום 31 בדצמבר2001 הסתכם בכ-557,000 אלפי ש"ח לעומת כ-604,000 אלפי ש"ח ליום 31 בדצמבר 2000.

התחייבויות שוטפות

גידול של כ-168 אלפי ש"ח בהתחייבויות שוטפות. עיקר הגידול נבע מגידול באשראי מתאגידים בנקאיים אשר שימש להשקעות בחברות מוחזקות ולרכישת חברות חדשות.

זכויות המיעוט בחברות מאוחדות

הקיטון בזכויות המיעוט ליום 31 בדצמבר 2001 לעומת 31 בדצמבר 2000 נובע בעיקר מהפסדים בחברות הבנות, מחלוקת דיבידנד בעין של מניות מג'יק-וסיון על-ידי חברת פורמולה וויז'ן, מחלוקת דיבידנד בעין של מניות פורמולה ויז'ן על-ידי החברה, וכן כתוצאה מעלייה בשיעור האחזקה בחברות בנות.

זכויות המיעוט ליום 31 בדצמבר 2001 הסתכמו בכ-423,000 אלפי ש"ח בהשוואה לכ-657,000 אלפי ש"ח ליום 31 בדצמבר 2000.

הון עצמי

הקיטון בהון העצמי ליום 31 בדצמבר 2001 לעומת 31 בדצמבר 2000 נובע בעיקר מהפסדים שנצברו לקבוצה בתקופה, וכן מחלוקת דיבידנד בעין של מניות פורמולה ויז'ן על ידי החברה.

ההון העצמי ליום 31 בדצמבר 2001 הסתכם בכ-755,000 אלפי ש"ח בהשוואה לכ-951,000 אלפי ש"ח ליום 31 בדצמבר 2000.

6.21.2 תוצאות הפעילות

הכנסות

הכנסות הקבוצה ליום 31 בדצמבר 2001 הסתכמו בכ-1,664,000 אלפי ש"ח ונשארו ברמה דומה בהשוואה לתקופה המקבילה בשנת 2000. התרומה העיקרית להכנסות בשנת 2001 נובעת מחברות הקבוצה: מג'יק כ- 20%, מטריקס כ- 19%, ניו- אפליקום כ- 19%, סינטק כ- 14% וקריסטל כ- 10%.

הכנסות הקבוצה בשנת 2000 הסתכמו בכ-1,662,000 אלפי ש"ח בהשוואה לכ-1,413,000 אלפי ש"ח בשנת 1999, גידול של כ-18%. התרומה העיקרית להכנסות הקבוצה בשנת 2000 מקורה בחברות הבנות: מג'יק כ- 22% (כ-19% ב-1999), פורסופט כ-22% (כ-19% ב-1999), ניו-אפליקום כ-19% (כ-14% ב-1999), סינטק כ-17% (כ-16% ב-1999) וקריסטל כ-12% (כ-13% ב-1999).

הכנסות הקבוצה בשנת 1998 הסתכמו בכ-1,106,000 אלפי ש"ח, גידול של כ-28% בין השנים 1999 ל-1998 הגידול בהכנסות הקבוצה נובע הן מגידול בהיקף הפעילות של חברות הקבוצה והן ממיזוגים ורכישות של חברות חדשות על ידי פורמולה וחברות הקבוצה.

רווח גולמי

שיעור הרווח הגולמי של הקבוצה מושפע מתמהיל ההכנסות של הקבוצה. הכנסות ממכירת פתרונות תוכנה משולבים אשר נובעות בעיקר מחברות הפועלות בחו"ל מאופיינות ברווח גולמי גבוה בהשוואה להכנסות ממכירת שירותי תוכנה.

הרווח הגולמי בשנת 2001 הסתכם בכ-545,000 אלפי ש"ח ושיעורו מההכנסות הסתכם בכ-33% בהשוואה לכ-661,000 אלפי ש"ח וכ-40% מסך ההכנסות בשנת 2000. הירידה בשיעור הרווח הגולמי של הקבוצה משקפת את הירידה היחסית במכירת פתרונות תוכנה משולבים על ידי חברות הקבוצה הפועלות בחו"ל אשר הושפעו מהמיתון בשווקים הבינלאומיים.

הרווח הגולמי בשנת 2000 הסתכם בכ-661,000 אלפי ש"ח בהשוואה לכ-581,000 אלפי ש"ח בשנת 1999. שיעור הרווח הגולמי מההכנסות בשנים האלו שמר על רמה זהה של כ-41%-40%, והינו בהתאם לחלק היחסי של פתרונות תוכנה משולבים מתוך המכירות.

בשנת 1999 עלה הרווח הגולמי בכ-189,000 אלפי ש"ח בהשוואה לרווח הגולמי בשנת 1998, גידול של כ-48%. שיעור הרווח הגולמי מההכנסות בשנים 1999 ו-1998 הסתכם בכ-41% וכ-35% בהתאמה. הגידול ברווח הגולמי ובשיעורו מסך ההכנסות נבע משינוי בתמהיל ההכנסות של החברה לטובת מכירת פתרונות תוכנה משולבים אשר היוו כ-49% מסך המכירות.

הוצאות מחקר ופיתוח

הוצאות המחקר והפתוח בקבוצה משקפות את מדיניות הקבוצה להחיש את קצב פיתוח המוצרים ליצוא של חברות הבנות בקבוצה. מקורן של הוצאות המחקר והפיתוח בחברות הקבוצה קריסטל, מג'יק, אפליקום וחברות הבנות הפרטיות.

בשנת 2001 הסתכמו הוצאות המחקר והפיתוח בכ-93,000 אלפי ש"ח גידול של כ-25% בהשוואה לשנת 2000. בשנת 2000 הסתכמו הוצאות המחקר ופתוח בכ-74,000 אלפי ש"ח בהשוואה לכ-55,000 אלפי ש"ח בשנת 1999 וכ-36,000 אלפי ש"ח בשנת 1998, גידול של כ-36% וכ-53% בהתאמה.

הוצאות מכירה, שיווק, הנהלה וכלליות

הוצאות מכירה, שיווק, הנהלה וכלליות לתקופה שנסתיימה ביום 31 בדצמבר 2001 הסתכמו בכ-573,000 אלפי ש"ח בהשוואה לכ-524,000,אלפי ש"ח בשנת 2000.

בשנת 2000 הסתכמו הוצאות מכירה, שיווק, הנהלה וכלליות בכ-524,000 אלפי ש"ח בהשוואה לכ-391,000 אלפי ש"ח בשנת 1999; כ-248,000 אלפי ש"ח בשנת 1998. גידול של כ-34% בין השנים 2000 ל-1999, וגידול של כ-58% בין השנים 1999 ל- 1998.

הגידול בהוצאות מכירה, שיווק, הנהלה וכלליות לאורך השנים משקף, בין היתר, את מאמצי חברות הקבוצה המוכרות פתרונות תוכנה לחדור לשווקים הבינלאומיים (ההכנסות ממכירת פתרונות תוכנה משולבים מאופיינים ברווח גולמי גבוה ומנגד בהוצאות שיווק, הנהלה וכלליות גבוהות).

הוצאות ארגון מחדש

הוצאות ארגון מחדש בשנת 2001 הסתכמו בכ-48,000 אלפי ש"ח.

מקורן של הוצאות הארגון מחדש בעיקר בחברות הבת מג'יק, קריסטל וניו אפליקום אשר רשמו הוצאות ארגון מחדש בסך 6.6 מיליון דולר, 2.8 מיליון דולר ו-1.5 מיליון דולר בהתאמה.

בשנת 2000 הסתכמו הוצאות ארגון מחדש בכ-2.3 מיליון דולר ומקורן בחברת הבת מג'יק.

רווח/הפסד מפעולות רגילות

בשנת 2001 עברה הקבוצה להפסד תפעולי אשר הסתכם בכ-170,000 אלפי ש"ח בהשוואה לרווח תפעולי של כ-52,000 אלפי ש"ח בשנת 2000. המעבר להפסד מפעולות נבע מהפסדים תפעולים בחברות הקבוצה כגון: מג'יק, קריסטל וסינטק אשר נפגעו מהאטה בשווקים העולמיים ובארץ, וכן מהפסדים בחלק מהחברות הפרטיות העוסקות בעיקר במחקר ופיתוח של מוצרים המיועדים לשווקים הבינלאומיים.

בשנת 2000 רשמה הקבוצה רווח תפעולי של כ-52,000 אלפי ש"ח בהשוואה לכ-136,000 אלפי ש"ח, קיטון של כ-62% וירידה בשיעור הרווח התפעולי מההכנסות לכ-3% בהשוואה לכ-10% בשנת 1999. הירידה ברווח התפעולי נבעה מהפסדים תפעולים בחברת הבת מג'יק וחלק מהחברות הפרטיות, וכן מירידה בשיעור הרווח התפעולי בחלק מהחברות התפעוליות האחרות.

הרווח התפעולי בשנת 1998 הסתכם בכ-109,000 אלפי ש"ח גידול של כ-24% בשנת 1999 לעומת 1998 הגידול ברווח התפעולי נבע מגידול ברווח התפעולי במרבית חברות הקבוצה התפעוליות אשר קוזז בחלקו על ידי הפסדים תפעולים בחלק מהחברות הפרטיות אשר עוסקות בעיקר במחקר ופיתוח של פתרונות תוכנה.

הוצאות אחרות, נטו

הוצאות אחרות, נטו כוללות, לאורך התקופות הנזכרות, בעיקר הפחתת מוניטין.

הוצאות אחרות, נטו בשנת 2001 הסתכמו בכ-229,000 אלפי ש"ח. בהשוואה לכ-47,000 אלפי ש"ח בשנת 2000, עיקר הגידול נבע ממחיקת מוניטין על השקעותיהן בסך כ-22 מיליון דולר על ידי מג'יק , 5 מיליון דולר על ידי ניו אפליקום וכ-4.5 מיליון דולר על ידי קריסטל, וכן מחיקה של 4.3 מיליון דולר של פורמולה על השקעתה ב- ThoughtBubble.

בשנת 2000 הסתכמו ההוצאות אחרות, נטו לכ-47,000 אלפי ש"ח בהשוואה לכ-40,000 מיליוני ש"ח בשנת 1999, כ-4,000 אלפי ש"ח בשנת 1998 הגידול לאורך השנים בהוצאות אחרות, נטו נבע מגידול בהפחתת מוניטין כתוצאה מרכישת חברות ועליה בשיעור האחזקה על ידי פורמולה וחברות הקבוצה.

הכנסות (הוצאות) מימון, נטו

הכנסות מימון, נטו הסתכמו בשנת 2001 בכ-12,000 אלפי ש"ח בהשוואה לכ-37,000 אלפי ש"ח בשנת 2000.

הכנסות המימון בשנת 2000 הסתכמו בכ-37,000 אלפי ש"ח בהשוואה לכ-25,000 אלפי ש"ח בשנת 1999, כ-26,000 אלפי ש"ח בשנת 1998.

סה"כ הכנסות (הוצאות) מימון, נטו בקבוצה מושפעים מגורמים שונים כגון: יתרות המזומנים בקבוצה, שינוי בשער החליפין של השקל מול הדולר וכן שינוי בדולר ביחס למדד המחירים לצרכן (שכן מרבית יתרות המזומנים של הקבוצה הן דולריות), תשואות ריאליות בפיקדונות בבנקים ובתיק ההשקעות בניירות ערך סחירים שמחזיקות חלק מחברות הקבוצה.

רווח (הפסד) ממימוש ומירידה בשיעור אחזקה בחברות

רווח (הפסד) ממימוש ומירידה בשיעור אחזקה בשנת 2001 הסתכם בכ-19,000 אלפי ש"ח. מקורו של הרווח בחברות הבנות.

בשנת 2000 הסתכם הרווח ממימוש בכ-273,000 אלפי ש"ח וכ-254,000 אלפי ש"ח בשנת 1999. הרווח בשנת 2000 נבע בעיקר מרווח שרשמה פורמולה וחברת הבת פורמולה ויז'ן בגין הנפקת ומכירת מניות חברת מג'יק בבורסת ה Nasdaq בסך של כ-209,000 אלפי ש"ח. הרווח בשנת 1999 נבע בעיקר ממכירת חברת הבת ויזטק שהניב רווח של כ-134,000 אלפי ש"ח.

הרווח ממימוש בשנת 1998 הסתכם בכ-71,000 אלפי ש"ח. הרווח ממימוש בשנת 1998 נבע בעיקר מירידה בשיעור ההחזקה בחברת פורסופט עקב הנפקת מניות ב-Nasdaq, אשר הניבה רווח של כ-65,000 אלפי ש"ח.

מסים על ההכנסה

הוצאות מסים על ההכנסה בשנים 2001, 2000 , 1999 ו-1998 הסתכמו בכ-18,000 אלפי ש"ח, 58,000 אלפי ש"ח, 82,000 אלפי ש"ח ו-19,000 אלפי ש"ח בהתאמה.

הוצאות המסים לאורך התקופות מושפעות מרווחים בגין מימוש החזקות אשר חלקם נתונים לשיעור מס גבוה ואשר מקוזים מרווחים ממימוש (אשר פטורים ממס), וכן על ידי רווחים מפעילות של חברות הקבוצה (אשר בחלקם פטורים ממס על פי חוק לעידוד השקעות הון, התשי"ט-1959).

חלק החברה בהפסדי חברות כלולות, נטו

חלק החברה בהפסדי חברות כלולות בשנת 2001 הסתכם בכ-36,000 אלפי ש"ח בהשוואה לכ-19,000 אלפי ש"ח בשנת 2000 ולכ-7,000 אלפי ש"ח בשנת 1999, וכ-8,000 אלפי ש"ח בשנת 1998.

הגידול לאורך התקופות נובע הן מהכללה של חברות חדשות והן מגידול בהפסדים של החברות הכלולות בקרב חברות הקבוצה ובפורמולה אשר עוסקות בעיקר במחקר ופיתוח של פתרונות תוכנה לשווקים הבינלאומיים.

חלק המיעוט ברווחי (בהפסדי) חברות מאוחדות, נטו

כולל את חלקו של המיעוט בתוצאות הכספיות של החברות שאינן מוחזקות בבעלות מלאה על ידי הקבוצה בכל אחת מהתקופות.

חלק המיעוט בהפסדי חברות מאוחדות, נטו הסתכם בשנת 2001 בכ-180,000 אלפי ש״ח בהשוואה לכ-75,000 אלפי ש״ח חלק המיעוט ברווחי חברות מאוחדות בשנת 2000. ההפסדים שנזקפו למיעוט בשנת 2001 נבעו מהרעה בתוצאותיהן הכספיות של חברות הבנות.

חלק המיעוט ברווחי חברות מאוחדות בשנת 1999 הסתכם בכ-90,000 אלפי ש״ח וכ-61,000 אלפי ש״ח בשנת 1998.

נזילות

נזילות הקבוצה מצביעה על יחס שוטף של 1.27 ליום 31 בדצמבר 2001 בהשוואה ל-2.37 ליום 31 בדצמבר 2000. יחס זה ירד בעיקר עקב שימוש ביתרות המזומנים לצורכי השקעה ורכישת חברות על ידי חברות הקבוצה ופורמולה.

תזרימי מזומנים מפעילות שוטפת

תזרים המזומנים מפעילות שוטפת של הקבוצה בשנת 2001 הסתכם בכ-5,000 אלפי ש״ח תזרים חיובי. בשנת 2000 הסתכם התזרים מפעילות שוטפת בכ-23,000 אלפי ש״ח תזרים חיובי בהשוואה לכ-56,000 תזרים חיובי בשנת 1999.

תזרימי מזומנים מפעילות השקעה

תזרים המזומנים מפעילות השקעה בשנת 2001 הסתכם בכ-511,000 אלפי ש״ח תזרים שלילי בעיקר עקב השקעות בחברות כלולות ואחרות על-ידי פורמולה וחברות הקבוצה וכן רכישת מניות חברות מאוחדות מהמיעוט .

תזרים המזומנים מפעילות השקעה בשנת 2000 הסתכם בכ-368,000 אלפי ש״ח תזרים שלילי בעיקר עקב רכישת מניות חברת פורסופט מהמיעוט, ורכישת רכוש קבוע בניכוי תמורה ממימוש החזקות . תזרים המזומנים מפעילות השקעה בשנת 1999 הסתכם בכ-64,000 אלפי ש״ח תזרים שלילי.

תזרימי מזומנים מפעילות מימון

תזרימי המזומנים מפעילות מימון בשנת 2001 הסתכמו בכ-251,000 אלפי ש״ח תזרים חיובי הנובע בעיקר מאשראי בנקאי ומהנפקת מניות.

תזרים המזומנים מפעילות מימון לשנת 2000 הסתכם בכ-326,000 אלפי ש"ח תזרים חיובי הנובע מהנפקת של מג'יק חאת בהשוואה לתזרים מפעילות מימון של כ-138,000 אלפי ש"ח תזרים חיובי בשנת 1999.

6.21.3 <u>דיווח איכותי בדבר חשיפה לסיכוני שוק ודרכי ניהולם</u>

כללי

עיקר פעילותה של החברה מתבצעת באמצעות חברות מוחזקות ציבוריות.

להלן החברות המוחזקות אשר ניירות הערך שלהן רשומים למסחר ב-Nasdaq או בבורסה לניירות ערך בתל אביב : מג'יק תעשיות תוכנה בע"מ, קריסטל פתרונות מערכתיים בע"מ, ניו-אפליקום בע"מ, סינטק טכנולוגיות מתקדמות בע"מ, סיון הדרכה ומערכות בע"מ, לירה מערכות בע"מ, מטריקס אי.טי. בע"מ, סאפיינס אינטרנשיונל קורפורשין אנ.וי.

חברות אלה מפרסמות דוחות בנפרד בהתאם לתקנות החלות עליהן, ויש לפנות לאמור בדוחותיהן.

המידע וההבהרות הניתנים להלן בקשר לחשיפה לסיכוני שוק ודרכי ניהולם, אינם מתייחסים לחברות האמורות, אלא לחברה בלבד.

סיכוני שוק

מרבית נכסי החברה מקורם במזומנים ושווי מזומנים הן בש"ח והן בדולרים, וכן בהשקעות בחברות מוחזקות. כתוצאה מכך לחברה יש חשיפה לסיכונים של שינוי בשער החליפין והשפעת האינפלציה וכן שינוי במחירי ניירות הערך של החברות המוחזקות.

שינויים בשערי מטבע והשפעת האינפלציה

בשל אופי פעילותה, משקיעה החברה את המזומנים ושווי המזומנים שברשותה בפיקדונות קצרי מועד. מרבית המזומנים של החברה (כ-79%) מושקעים בפיקדונות במטבע חוץ - הדולר והשאר בפיקדונות בשקלים.

להיווצרות פער בין שיעורי התיסוף של השקל מול הדולר לבין שיעור האינפלציה עלולה להיות השפעה שלילית על תוצאות הפעילות ועל המצב הכספי של החברה.

שינויים במחירי ניירות ערך

לחברה אחזקות בחברות מוחזקות אשר ניירות הערך שלהן נסחרים בבורסה לניירות ערך בתל אביב ב-Nasdaq.

שינויים במחירי ניירות הערך של החברות המוחזקות משפיעים על שווי השוק של החברות המוחזקות, וכן באופן ישיר על שווי החברה.

החברה מגדירה את האחזקות בחברות המוחזקות כאחזקות ארוכות טווח.

מדיניות החברה בניהול סיכוני שוק וביצועה

החברה עשויה להשתמש במכשירים פיננסיים שונים (נגזרים ושאינם נגזרים) כדי לצמצם את החשיפה לשערי החליפין של השקל מול הדולר.

החברה עשויה להתקשר לביצוע עסקאות במכשירים פיננסיים רק עם גופים המחויבים להלימות הון.

החברה רואה באחזקותיה בחברות המוחזקות אחזקות ארוכות טווח, ולכן אינה נוקטת מדיניות הגנה.

על-פי מדיניות, החברה משקיעה את עודפי הנזילות שלה במגמה להשיג תשואה נאותה עליהם, תוך שמירה על יחס מתאים בין תשואה – סיכון.

הטיפול בנושא ניהול הסיכונים הפיננסיים של החברה, גיבוש אסטרטגיית הגנה, פיקוח על ביצוען ומתן תגובה להתפתחויות בשווקים השונים נתון בידי ועדת ההשקעות של החברה. חברי הוועדה נעזרים מעת לעת ביועצים בתחומי שוק ההון.

הנהלת החברה רשאית לבצע, בהתאם לשיקול דעתה, שימוש במכשירים פיננסיים במטרה להקטין חשיפות, כפי שתהיינה מעת לעת, כתוצאה מהמבנה הפיננסי של החברה. ועדת ההשקעות מעבירה, לפי הצורך ושיקול הדעת של הוועדה, דיווחים להנהלת החברה בנושא החשיפה הפיננסית של החברה.

פרק 7 - דירקטוריון החברה

7.1 דירקטוריון החברה

להלן פרטים אישיים ומקצועיים לגבי הדירקטורים של החברה:

(1)

שם הדירקטור:	**דן גולדשטיין[1] שנת לידה: 1954**
נתינות:	ישראלית
השכלה:	אקדמית
מענו להמצאת כתבי בי-דין:	שדרות האורנים 40, רמת אפעל, 52960
שנת תחילת כהונתו:	1985
עיסוקו בחמש השנים האחרונות:	יו״ר דירקטוריון החברה; יו״ר דירקטוריון ומנכ״ל פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע״מ; יו״ר איגוד החברות הציבוריות.
תאגידים נוספים בהם הוא מכהן כדירקטור:	קריסטל פתרונות מערכתיים בע״מ; סינטק טכנולוגיות מתקדמות בע״מ; קומסופט טכנולוגיות בע״מ; מג'יק תעשיות תוכנה בע״מ; מטריקס אי.טי. בע״מ; לירז מערכות בע״מ; סיון הדרכה ומערכות בע״מ; חדשות ישראל (טי.אי.אן.סי.) בע״מ; יו״ר דירקטוריון ניו אפליקום בע״מ; רילטק בע״מ; נייס מערכות בע״מ; רדוויז'ן בע״מ; NextSource Inc., Sapiens International Corporation N.V. כן מכהן מר דן גולדשטיין כחבר בדירקטוריון של חברות פרטיות בקבוצת פורמולה ויז'ן.

(2)

שם הדירקטור:	**גד גולדשטיין[2] שנת לידה: 1959**
נתינות:	ישראלית
השכלה:	אקדמית
מענו להמצאת כתבי בי-דין:	מחולה 8, רמת אפעל 52960.
שנת תחילת כהונתו:	1985

---

[1] יו״ר דירקטוריון החברה.

[2] מכהן גם כנשיא ומנכ״ל החברה.

עיסוקו בחמש השנים האחרונות: נשיא ומנכ"ל החברה.

תאגידים נוספים בהם הוא מכהן כדירקטור: יו"ר דירקטוריון קריסטל פתרונות מערכתיים בע"מ; סינטק טכנולוגיות מתקדמות בע"מ; ניו אפליקום בע"מ; פורמולה ויז'ן טכנולוג'יס (אפ.וי.טי.) בע"מ; מג'יק תעשיות תוכנה בע"מ; מטריקס אי.טי. בע"מ; לירז מערכות בע"מ; סיון הדרכה ומערכות בע"מ; NextSource Inc.; קומסופט טכנולוגיות בע"מ.

כן מכהן מר גד גולדשטיין כחבר בדירקטוריון של חברות פרטיות אחרות בקבוצת פורמולה ויז'ן.

(3) **שם הדירקטור:** **שי בייליס** **שנת לידה: 1948**

נתינות: ישראלית

השכלה: אקדמית

מענו להמצאת כתבי בי-דין: רחוב חנה סנש 8, כפר סבא

שנת תחילת כהונתו: 1997

עיסוקו בחמש השנים האחרונות: מנכ"ל ונשיא פורמולה ונצ'רס בע"מ; מנכ"ל ונשיא קרנות הון סיכון פורמולה ונצ'רס I+II.

תאגידים נוספים בהם הוא מכהן כדירקטור: ניו אפליקום בע"מ; קריסטל פתרונות מערכתיים בע"מ.

כן מכהן מר שי בייליס כחבר בדירקטוריון של מספר חברות פרטיות בקבוצת פורמולה ויז'ן.

(4) **שם הדירקטור:** **רפי פלד** **שנת לידה: 1944**

נתינות: ישראלית

השכלה: אקדמית

מענו להמצאת כתבי בי-דין: צבי גרץ 14, ירושלים.

שנת תחילת כהונתו: 2002

	עיסוקו בחמש השנים האחרונות:	לשעבר מנכ״ל חברת חשמל; לשעבר מנכ״ל מרחב תשתיות בע״מ; לשעבר מנכ״ל משרד ראש הממשלה.
	תאגידים נוספים בהם הוא מכהן כדירקטור:	יו״ר משב תעשיות בע״מ; פויכטוונגר תעשיות בע״מ; פויכטוונגר אלקטרו-מכניקה בע״מ.
(5)	שם הדירקטורית:[1]	דפנה קדמי שנת לידה: 1953
	נתינות:	ישראלית
	השכלה:	אקדמית
	מענה להמצאת כתבי בי-דין:	רחוב הגליל 79, גני תקוה
	שנת תחילת כהונתה:	2000
	עיסוקה בחמש השנים האחרונות:	יועצת משפטית של נייס מערכות בע״מ; יועצת משפטית של תדיראן מערכות בע״מ; יועצת משפטית של אלישרא מערכות בע״מ.
	תאגידים נוספים בהם היא מכהנת כדירקטורית:	א.ת. אפיקי תקשורת בע״מ.
(6)	שם הדירקטור:[2]	משה צבירן שנת לידה: 1955
	נתינות:	ישראלית
	השכלה:	אקדמית
	מענו להמצאת כתבי בי-דין:	רחוב קשאני 3, תל אביב
	שנת תחילת כהונתו:	2000
	עיסוקו בחמש השנים האחרונות:	חבר סגל בפקולטה לניהול, אוניברסיטת תל אביב.

---

1 דירקטורית חיצונית.

2 דירקטור חיצוני.

7.2 נושאי משרה בכירה

שם	תפקיד	שנת לידה	השכלה	ניסיון עסקי ב-5 השנים האחרונות
ברוריה גרוס-פרושנסקי	מזכירת החברה ויועצת משפטית של החברה	1952	אקדמית	מזכירת החברה ויועצת משפטית של החברה
נעמית סלומון	מנהלת הכספים של החברה	1964	אקדמית	מנהלת הכספים של החברה
צבי זימרן	מבקר פנימי של החברה	1953	אקדמית	רו"ח עצמאי

7.3 פרטים נוספים

עורכי דין ההנפקה: **גולדפרב, לוי, ערן ושות'**
רחוב אבן גבירול 2, תל-אביב

רואי החשבון של החברה: **זיו את האפט, רואי חשבון**
בית אמות ביטוח, דרך פתח-תקוה 46-48, תל-אביב.

משרדה הרשום של החברה: שדרות הגלים 3, הרצליה.

7.4 הוראות תקנון ההתאגדות של החברה המתייחסות לחברי הדירקטוריון

להלן פירוט הוראות תקנון החברה המתייחסות לחברי הדירקטוריון:

מספר חברי הדירקטוריון ייקבע מידי פעם בפעם על-ידי האסיפה הכללית של בעלי מניות החברה, אך לא יפחת משלושה (3) ולא יעלה על אחד עשר (11).

עד שיוחלט אחרת על ידי הדירקטוריון, מניין חוקי בישיבת דירקטוריון יהיה זה של רוב הדירקטורים הממונים באותו זמן אשר זכאים באופן חוקי להשתתף בישיבות (כפי שנקבע על-ידי יושב ראש הדירקטוריון), אולם לא יפחת משניים.

החלטה שמוצעת בישיבת דירקטוריון תאושר ברוב במניין קולות של הדירקטורים הנוכחים.

החלטה חתומה על ידי כל הדירקטורים או שהדירקטורים, אשר אין מניעה על-פי כל דין להשתתפותם בקבלת החלטה כאמור, הסכימו עליה בכתב, או שניתנה לה הסכמתם בעל-פה (בתנאי שסיכום של הסכמה כאמור אושר ונחתם על-ידי יושב ראש הדירקטוריון), תיחשב החלטה שהתקבלה פה-אחד בישיבת דירקטוריון שכונסה כהלכה.

הדירקטוריון רשאי, מעת לעת, למנות אחד מחבריו למשרת יושב ראש הדירקטוריון, לבטל מינוי כאמור ולמנות אחר תחתיו. יושב ראש הדירקטוריון ישב בראש כל ישיבת דירקטוריון. במידה שלא קיים יושב ראש כאמור, או שיושב הראש האמור אינו נוכח תוך חמש עשרה (15) דקות מהמועד הנקבע לישיבת הדירקטוריון או שאינו מעוניין לכהן כיושב ראש הדירקטוריון, יבחרו הדירקטורים הנוכחים יושב ראש אחר מביניהם.

דירקטורים (למעט דירקטורים חיצוניים) יבחרו בהחלטה שתתקבל באסיפה שנתית כללית על ידי רוב בעלי המניות הנוכחים באסיפה, בעצמם או באמצעות מיופה-כוחם או על ידי

דירקטוריון החברה. האסיפה הכללית של החברה תאמץ מינויים של דירקטורים בהחברה שימונו על ידי דירקטוריון החברה באסיפה הראשונה לאחר המינוי. דירקטורים שמונו כאמור יכהנו עד לאסיפה הכללית השנתית הבאה לאחר שנבחרו. דירקטורים חיצוניים ימונו, בהתאם להוראות כל דין, ומספרם יהיה כקבוע בחוק. מינוי דירקטורים חיצוניים והפסקת כהונתם ייעשו בהתאם להוראות כל דין. דירקטורים חיצוניים בהחברה, ימונו על-ידי דירקטוריון החברה, במידה שהאמור יהא ניתן לביצוע על-פי הדין.

בעלי המניות של החברה, באמצעות החלטה שתתקבל באסיפה הכללית, רשאים להעביר כל דירקטור מכהונתו.

אם תתפנה משרה של דירקטור בדירקטוריון החברה, בכל דרך שהיא, לרבות מהרחבת הרכב של הדירקטוריון, יכול שתהא מאושת על ידי הצבעה של רוב הדירקטורים הנשאים בתפקיד, אפילו אם אינם מהווים מניין חוקי. דירקטור שנבחר על מנת למלא משרה פנויה, כאמור, יכהן עד לאסיפה השנתית הכללית הבאה.

אם תתפנה משרתו של דירקטור אחד או יותר, יהיו הדירקטורים הנותרים רשאים לפעול בכל דבר, כל עוד מספרם אינו פחות מהמספר המזערי הנדרש באותו מועד. אם, בכל מועד, מספרם של הדירקטורים יפחת מהמספר המזערי האמור, לא יהיו זכאים הדירקטורים לפעול אלא במקרי חירום, וביכולתם למלא משרות פנויות בדירקטוריון, כאמור לעיל, או לחלופין לכנס אסיפה כללית של בעלי מניות החברה לשם מינוי דירקטורים.

משרתו של דירקטור תתפנה בהתאם להוראות חוק החברות. דירקטור יסיים כהונתו על ידי מכתב התפטרות שיכנס לתוקף מהתאריך המצוין על גביו או מרגע הגעת המכתב לחברה, על-פי המאוחר מבין שניהם.

דירקטור זכאי, בהודעה כתובה לחברה, למנות אדם שאינו דירקטור לשמש כדירקטור ממלא מקומו בדירקטוריון ("דירקטור חליף"). דירקטור שמינה דירקטור חליף זכאי לבטל את המינוי בכל עת, ולמנות אחר תחתיו. מינוי דירקטור חליף יהא לתקופה בלתי מוגבלת ויפקע במועד פקיעת כהונתו של הדירקטור הממנה, אלא אם הוגבל בכתב לתקופה מסוימת או לפעולה או מפגש מסוימים של הדירקטוריון או בכל דרך אחרת. כל הודעה הניתנת לחברה בנוגע לדירקטור חליף תיכנס לתוקף החל מהתאריך המצוין במסמך או מרגע הגעת ההודעה לחברה, על-פי המאוחר מבין שניהם.

לדירקטור חליף תהיינה כל הזכויות והחובות של הדירקטור שהוא משמש ממלא מקומו, אולם, אין ביכולתו למנות דירקטור חליף לעצמו (אלא אם בכתב מינויו נאמר במפורש כי יוכל למנות דירקטור חליף), אולם דירקטור חליף יהיה חסר כל מעמד בישיבות או וועדות שונות בהן הדירקטור הממנה נוכח.

דירקטור חליף יסיים את תפקידו באותם התנאים של דירקטור, בשינויים המחויבים, וכן עם סיום כהונת הדירקטור שהוא משמש כממלא מקומו.

הודעות על ישיבות דירקטוריון ישלחו לכל דירקטור למען האחרון שסיפק או באמצעות טלפון, פקסימיליה או דואר אלקטרוני. כל דירקטור יכול בכל זמן, ומזכירות החברה, על פי בקשת דירקטור שכזה רשאית, לכנס ישיבת דירקטוריון, אולם התראה של לא פחות

מחמישה (5) ימים (בעל-פה או בכתב) תינתן לכל בינוס ישיבה כאמור. דירקטור שלא קיבל הודעה כאמור רשאי לוותר עליה רטרואקטיבית.

כפוף להוראות חוק החברות, כל פעולה שנעשתה בתום לב בכל ישיבת דירקטוריון, או על ידי ועדה של הדירקטוריון, או על ידי כל אדם או קבוצה של אנשים הפועלים כדירקטורים, על אף שייתכן שיתגלה בעתיד שהתרחש פגם במינוי המשתתפים בישיבה שכזו, או כל אחד מהם, או כל אדם, או קבוצה הפועלים כפי שצוין לעיל, או שהם או כל אחד מהם נפסל, תהא בת תוקף כאילו לא היה פגם או פסלות כאמור.

הדירקטוריון רשאי, כפוף להוראות חוק החברות, להקים ועדות, בנות שני חברים לפחות, אשר כל חבריהן דירקטורים, למסור להן את סמכויותיו או חלק מהן ולבטל מפעם לפעם מסירת סמכות זו או לשנות הרכבן. על הוועדות האמורות יחולו, בשינויים המחויבים, ההוראות החלות בקשר לישיבות דירקטוריון, אלא אם הוחלט אחרת על-ידי הדירקטוריון. אלא אם נקבע במפורש אחרת על-ידי דירקטוריון החברה, לא תהיינה הועדות האמורות רשאיות למסור סמכות שנמסרה להם לאחר.

כפוף להוראות חוק החברות, דירקטוריון החברה רשאי, מעת לעת, להכריז על או לגרום לחברה לשלם, כל דיבידנד. כפוף להוראות חוק החברות, דירקטוריון החברה יקבע את מועד תשלום הדיבידנד ואת המועד הקובע לזכאות לדיבידנד.

דירקטורים לא יקבלו שכר מהחברה על שרותיהם, אלא אם יאושר שכר כאמור על ידי האסיפה הכללית. דירקטור יהיה זכאי לקבל החזר על הוצאות הקשורות לקיום תפקידו כחבר הדירקטוריון.

כפוף להוראות חוק החברות, רשאית החברה, להתקשר בחוזה או עיסקה מכל סוג בה יש לדירקטור עניין אישי באופן ישיר או שאינו ישיר; וכן להתקשר מכל סוג או לחוזה עם צד שלישי בו יש לדירקטור עניין אישי באופן ישיר או עקיף.

כפוף להוראות חוק החברות, רשאית החברה לפטור נושא משרה בה מאחריותו, כולה או מקצתה, בשל נזק עקב הפרת חובת הזהירות כלפיה.

כפוף להוראות חוק החברות, רשאית החברה להתקשר בחוזה לביטוח אחריותו של נושא משרה בה, בשל חבות שתוטל עליו עקב פעולה שעשה בתוקף היותו נושא משרה בה, בכל אחת מאלה:

[א] הפרת חובת זהירות כלפי החברה או כלפי אדם אחר;

[ב] הפרת חובת אמונים כלפי החברה ובלבד שנושא המשרה פעל בתום לב והיה לו יסוד סביר להניח שהפעולה לא תפגע בטובת החברה;

[ג] חבות כספית שתוטל עליו לטובת אדם אחר בשל פעולה.

כפוף להוראות חוק החברות, רשאית החברה לשפות נושא משרה בחברה בשל חבות או הוצאה כמפורט בפסקאות [א] ו-[ב] להלן, שהוטלה עליו עקב פעולה שעשה בתוקף היותו נושא משרה בה בכל אחד מאלה:

[א] חבות כספית שהוטלה עליו לטובת אדם אחר על-פי פסק דין, לרבות פסק דין שניתן בפשרה או פסק בורר שאושר בידי בית-משפט;

[ב] הוצאות התדיינות סבירות, לרבות שכר טרחת עורך-דין, שהוציא נושא משרה או שחויב בהן בידי בית-משפט, בהליך שהוגש נגדו בידי החברה או בשמה, או בידי אדם אחר, או באישום פלילי שממנו זוכה, או באישום פלילי בו הורשע בעבירה שאינה דורשת הוכחת מחשבה פלילית.

שיפוי כאמור לעיל יכול שיינתן:

(1) מראש - ובלבד שיוגבל לסוגי אירועים שלדעת הדירקטוריון ניתן לצפותם, בעת מתן ההתחייבות לשיפוי, ולסכום שהדירקטוריון קבע כי הוא סביר בנסיבות העניין, אך בכל מקרה לא יותר מ-25% מהונה העצמי של החברה; ו/או

(2) בדיעבד.

פרק 8 - בעלי עניין בחברה

8.1 אחזקת מניות על-ידי בעלי עניין

למיטב ידיעת החברה, אחזקותיהם של בעלי העניין בחברה המחזיקים במניות החברה, מצוינות בפרק 3 לעיל.

8.2 שכר, טובות הנאה ועסקאות עם בעלי עניין

להלן מתוארות עסקאות של החברה שלא במהלך העסקים הרגיל, שנערכו, למיטב ידיעת החברה והדירקטורים שלה, עם מי שהם בעלי עניין בחברה בתאריך התשקיף, במהלך השנתיים שקדמו למועד התשקיף:

8.2.1 בחודש פברואר 2002 העניקה החברה לכל אחד מנושאי המשרה בחברה כתב שיפוי ("**כתבי השיפוי**"). בכתבי השיפוי התחייבה החברה לשפות את נושא המשרה בשל חבות או הוצאה כמפורט להלן שהוטלו עליו בשל פעולה שעשה בתוקף היותו נושא משרה בחברה ("**חבויות בנות שיפוי**"), ובלבד שהתחייבות החברה תהא מוגבלת לסוגי אירועים שנקבעו בכתב השיפוי וכפוף לכל דין: (א) חבות כספית שהוטלה על נושא המשרה לטובת אדם אחר על-פי פסק דין, לרבות פסק דין שניתן בפשרה או פסק בורר שאושר בידי בית משפט; (ב) הוצאות התדיינות סבירות, לרבות שכר טרחת עורך דין, שהוציא נושא המשרה או שחויב בהן בידי בית-משפט, בהליך שהוגש נגדו בידי החברה או בשמה או בידי אדם אחר, או אישום פלילי שממנו זוכה, או באישום פלילי שבו הורשע בעבירה שאינה דורשת הוכחת מחשבה פלילית. האמור לעיל יחול גם על חבות או הוצאה כמפורט לעיל שהוטלו על נושא המשרה בשל פעולה שעשה בתוקף היותו נושא משרה ו/או עובד של חברה בת של החברה.

ההתחייבות לשיפוי מוגבלת לסכום של 25% מהונה העצמי של החברה על-פי דוחותיה הכספיים האחרונים, כפי שיהיו נכון למועד תשלום השיפוי.

התחייבות החברה לשפות את נושא המשרה לא תחול בשל איזו מהפעולות הבאות: (א) הפרת חובת אמונים, למעט במקרה של הפרה שנעשתה בתום לב ומתוך יסוד סביר להניח שהפעולה לא תפגע בטובת החברה; (ב) הפרת חובת זהירות בכוונה או בפזיזות; (ג) פעולה מתוך כוונה להפיק רווח אישי שלא כדין; (ד) קנס או כופר שהוטלו על נושא המשרה.

החברה לא תידרש לשפות את נושא המשרה בגין חבויות בנות שיפוי במקרה שישולמו בגינן לנשא המשרה או בעבורו, בפועל, כספים במסגרת פוליסת ביטוח בת תוקף או הסכם שיפוי בר תוקף עם כל אדם אחר, ובלבד שבמקרה שהכספים ששולמו אינם מכסים את כל החבויות בנות השיפוי, תשפה החברה את נושא המשרה בגין ההפרש שבין סך הכספים ששולמו לבין סך כל החבויות בנות השיפוי.

8.2.2 הגמול השנתי וגמול ההשתתפות שדירקטור חיצוני בחברה זכאי לקבל מהחברה הינו בהתאם להוראות תקנות החברות (כללים בדבר גמול והוצאות לדירקטור חיצוני), התש"ס-2000.

8.2.3 החברה מבטחת את הדירקטורים ונושאי המשרה שלה בפוליסה קבוצתית לביטוח דירקטורים ונושאי משרה בקבוצת פורמולה. חברות הבנות של הקבוצה משתתפות, על-פי חלקן היחסי, בתשלומי פרמיית הביטוח האמור. סכום פרמיית ביטוח דירקטורים ונושאי משרה אשר שולם על-ידי החברה הסתכם בשנת 2000 בסכום של 20 אלפי דולר, ובשנת 2001 בסכום של 20 אלפי דולר.

8.2.4 בטבלה שלהלן מפורטות העלות הכוללת של שכר, גמול והוצאות תמורת השירותים האמורים, ונלוות שאינן חורגות מהמקובל (בתוספת תשלומי ביטוח מנהלים וביטוח לאומי) ששולמו על-ידי החברה או חברה בת או חברה קשורה שלה למנכ"ל החברה ולחברי דירקטוריון החברה (כולל דירקטורים חיצוניים):

התקופה	הסכום ששולם למנכ"ל ודירקטורים של החברה (באלפי ש"ח)	סכום המענקים ששולמו (באלפי ש"ח)
שנת 2000	4,892	4,441
שנת 2001	5,068	537

פרק 9 - דוחות כספיים

פורמולה מערכות (1985) בע"מ

דוחות כספיים ליום 31 בדצמבר 2001

תוכן העניינים

דוח רואי החשבון המבקרים לבעלי המניות של פורמולה מערכות (1985) בע"מ

ביקרנו את המאזנים המצורפים של פורמולה מערכות (1985) בע"מ (להלן - "החברה") לימים 31 בדצמבר 2001 ו-2000 ואת המאזנים המאוחדים לאותם תאריכים, את דוחות רווח והפסד- של החברה ומאוחדים - לכל אחת מארבע השנים בתקופה שהסתיימה ביום 31 בדצמבר 2001 ואת הדוחות על השינויים בהון העצמי והדוחות על תזרימי המזומנים - של החברה ומאוחדים -לכל אחת משלוש השנים בתקופה שהסתיימה באותו תאריך. דוחות כספיים אלה הינם באחריות הדירקטוריון וההנהלה של החברה. אחריותנו היא לחוות דעה על דוחות כספיים אלה בהתבסס על ביקורתנו.

לא ביקרנו את הדוחות הכספיים של חברות שאוחדו אשר נכסיהן הכלולים באיחוד מהווים כ-30% וכ-10% מכלל הנכסים המאוחדים לימים 31 בדצמבר 2001 ו-2000, בהתאמה, והכנסותיהן הכלולות באיחוד מהוות כ-30%, כ-21%, כ-17% וכ-35% מכלל ההכנסות המאוחדות לשנים שהסתיימו בימים 31 בדצמבר 2001, 2000, 1999 ו-1998 בהתאמה. הדוחות הכספיים של אותן חברות בוקרו על ידי רואי חשבון אחרים שדוחותיהם הומצאו לנו וחוות דעתנו, ככל שהיא מתייחסת לסכומים שנכללו בגין אותן חברות, מבוססת על דוחות רואי חשבון האחרים. כמו כן, הנתונים הכלולים בדוחות הכספיים והמתייחסים לשווי המאזני של ההשקעות ולחלקה של החברה בתוצאות העסקיות של חברות מוחזקות המוצגות על בסיס השווי המאזני, מבוססים על דוחות כספיים שחלקם בוקרו על-ידי רואי-חשבון אחרים.

ערכנו את ביקורתנו בהתאם לתקני ביקורת מקובלים, לרבות תקנים שנקבעו בתקנות רואי חשבון (דרך פעולתו של רואה חשבון), התשל"ג-1973. על-פי תקנים אלה נדרש מאתנו לתכנן את הביקורת ולבצעה במטרה להשיג מידה סבירה של ביטחון שאין בדוחות הכספיים הצגה מוטעית מהותית. ביקורת כוללת בדיקה מדגמית של ראיות התומכות בסכומים ובמידע שבדוחות הכספיים. ביקורת כוללת גם בחינה של כללי החשבונאות שיושמו ושל האומדנים המשמעותיים שנעשו על ידי הדירקטוריון וההנהלה של החברה וכן הערכת נאותות ההצגה בדוחות הכספיים בכללותה. אנו סבורים שביקורתנו ודוחות רואי החשבון האחרים מספקים בסיס נאות לחוות דעתנו.

לדעתנו, בהתבסס על ביקורתנו, ועל הדוחות של רואי-חשבון אחרים, הדוחות הכספיים הנ"ל משקפים באופן נאות בהתאם לכללי חשבונאות מקובלים, מכל הבחינות המהותיות, את המצב הכספי - של החברה ובמאוחד - לימים 31 בדצמבר 2001 ו-2000 ואת תוצאות הפעולות - של החברה ובמאוחד - לכל אחת מארבע השנים בתקופה שהסתיימה ביום 31 בדצמבר 2001, את השינויים בהון העצמי ותזרימי המזומנים - של החברה ובמאוחד - לכל אחת משלוש השנים בתקופה שהסתיימה באותו תאריך. כמו כן, לדעתנו, הדוחות הכספיים הנ"ל ערוכים בהתאם לתקנות ניירות ערך (עריכת דוחות כספיים שנתיים), התשנ"ג-1993.

כמוסבר בביאור 2ג', הדוחות הכספיים הנ"ל מוצגים בערכים המותאמים על-פי השינויים בכוח הקנייה הכללי של המטבע הישראלי, בהתאם לגילויי דעת של לשכת רואי חשבון בישראל.

אנו מסכימים שחוות דעתנו זו תיכלל בתשקיף החברה המיועד להתפרסם בחודש מרץ 2002 .

תל אביב, 18 במרץ 2002

זיו את האפט,

רואי-חשבון

תל-אביב - משרד ראשי: בית אמות ביטוח דרך פתח-תקוה 46-48, תל-אביב 66184
טל. 03-6386868 פקס. 03-6394320, E-mail: haftziv@zivhaft.co.il, www.bdo-israel.co.il

חיפה טל. 04-8682688 פקס. 04-8682666
ירושלים טל. 02-6521010 פקס. 02-6526633
קרית שמונה טל. 04-6951389 פקס. 04-6950004
באר שבע טל. 08-6654432 פקס. 08-6270008

פורמולה מערכות (1985) בע"מ

מאזנים

מותאמים לש"ח של חודש דצמבר 2001 (באלפי ש"ח)

	ביאור	במאוחד 31.12.2001	במאוחד 31.12.2000	בחברה 31.12.2001	בחברה 31.12.2000
רכוש שוטף:					
מזומנים ושווי מזומנים	4	368,945	603,986	58,038	157,632
השקעות לזמן קצר	5	49,687	81,543	13,079	13,786
לקוחות	6	394,966	529,509	-	-
חייבים ויתרות-חובה	7	97,142	88,694	3,869	44,325
מלאי		21,835	33,508	-	-
		932,575	1,337,240	74,986	215,743
השקעות, הלוואות ויתרות-חובה לזמן ארוך:					
הלוואות והשקעות אחרות	8	44,424	129,785	-	28,090
השקעות בחברות מוחזקות	9	51,247	29,342	592,047	763,909
		95,671	159,127	592,047	791,999
אגרות חוב	3ג.	260,000	-	260,000	-
רכוש קבוע	10	138,877	166,974	1,405	1,535
רכוש אחר	11	557,469	603,744	317	358
		1,984,592	2,267,085	928,755	1,009,635

הביאורים המצורפים מהווים חלק בלתי נפרד מהדוחות הכספיים.

	ביאור	במאוחד 31.12.2001	במאוחד 31.12.2000	בחברה 31.12.2001	בחברה 31.12.2000
התחייבויות שוטפות:					
אשראי מתאגידים בנקאיים	12	235,161	91,872	101,000	-
התחייבויות לספקים ולנותני שירותים		168,151	181,043	3,472	1,439
זכאים ויתרות-זכות	13	307,425	277,814	12,324	12,495
התחייבויות בגין ארגון מחדש	28	21,364	12,948	-	-
התחייבויות לחברות מוחזקות	14	-	-	8,354	322
		732,101	563,677	125,150	14,256
התחייבויות לזמן ארוך:					
מקדמות מלקוחות		3,266	4,580	-	-
התחייבויות לתאגידים בנקאיים ואחרים	15	35,935	18,306	-	-
התחייבויות בשל סיום יחסי עובד-מעביד, נטו	16	15,901	20,609	879	992
רווחים שטרם מומשו	17	19,688	51,491	6,880	26,330
התחייבויות בגין הפסדי חברות מוחזקות	9	-	-	24,273	-
התחייבויות לחברות מוחזקות	18	-	-	16,577	16,809
		74,790	94,986	48,609	44,131
שעבודים והתחייבויות תלויות	20				
זכויות המיעוט בחברות מאוחדות		422,705	657,174	-	-
הון עצמי	21	754,996	951,248	754,996	951,248
		1,984,592	2,267,085	928,755	1,009,635

18 במרץ, 2002
תאריך אישור הדוחות כספיים

דן גולדשטיין
יו"ר הדירקטוריון

גד גולדשטיין
מנכ"ל ודירקטור

פורמולה מערכות (1985) בע"מ

דוחות רווח והפסד מאוחדים

מותאמים לש"ח של חודש דצמבר 2001 (באלפי ש"ח)

	ביאור	31.12.2001	31.12.2000	31.12.1999	31.12.1998
		לשנה שהסתיימה ביום			
מחזור הפעולות	23	1,664,478	1,662,485	1,412,776	1,106,304
עלות המכירות והשירותים	24	1,119,852	1,001,917	831,523	713,681
רווח גולמי		544,626	660,568	581,253	392,623
הוצאות מחקר ופיתוח, נטו	25	93,113	74,378	54,509	35,694
הוצאות מכירה ושיווק	26	215,638	233,887	179,000	92,186
הוצאות הנהלה וכלליות	27	357,567	289,856	211,674	155,419
הוצאות ארגון מחדש	28	48,021	10,104	-	-
רווח (הפסד) מפעולות רגילות		(169,713)	52,343	136,070	109,324
הכנסות מימון, נטו	29	12,474	36,797	24,614	25,648
		(157,239)	89,140	160,684	134,972
הוצאות אחרות, נטו	30	229,430	46,517	40,438	4,412
רווח ממימוש ומירידה בשעור החזקה בחברות	31	19,093	273,237	253,569	71,070
רווח (הפסד) לפני ניכוי מסים על ההכנסה		(367,576)	315,860	373,815	201,630
מסים על ההכנסה	33	17,921	58,246	81,644	19,373
רווח (הפסד) לאחר ניכוי מסים על ההכנסה		(385,497)	257,614	292,171	182,257
חלק החברה בהפסדי חברות כלולות, נטו		35,655	19,104	7,332	8,259
חלק המיעוט בהפסדי (רווחי) חברות מאוחדות, נטו		180,368	(74,519)	(90,340)	(60,505)
רווח (הפסד) נקי		(240,784)	163,991	194,499	113,493
רווח (הפסד) נקי ל-1 ש"ח ע.נ. מניות (בש"ח)	34	(25.82)	17.49	20.76	13.34

הביאורים המצורפים מהווים חלק בלתי נפרד מהדוחות הכספיים.

פורמולה מערכות (1985) בע"מ

דוחות רווח והפסד - חברה

מותאמים לש"ח של חודש דצמבר 2001 (באלפי ש"ח)

	ביאור	31.12.2001	31.12.2000	31.12.1999	31.12.1998
		לשנה שהסתיימה ביום			
מחזור הפעולות		3,388	3,612	4,506	3,654
עלות השירותים	24	14,041	15,481	12,532	7,095
הפסד מפעולות רגילות		10,653	11,869	8,026	3,441
הכנסות מימון, נטו	29	9,271	17,038	10,199	19,712
		(1,382)	5,169	2,173	16,271
הכנסות (הוצאות) אחרות, נטו	30	(22,964)	2	18	(148)
רווח (הפסד) ממימוש ומירידה בשעור החזקה בחברות	31	(3,522)	140,930	23,817	64,744
רווח (הפסד) לפני ניכוי מסים על ההכנסה		(27,868)	146,101	26,008	80,867
מסים על ההכנסה	33	114	(30,276)	(9,094)	131
רווח (הפסד) לאחר ניכוי מסים על ההכנסה		(27,754)	115,825	16,914	80,998
חלק החברה ברווחי (הפסדי) חברות מוחזקות, נטו		(213,030)	48,166	177,585	32,495
רווח (הפסד) נקי		(240,784)	163,991	194,499	113,493
רווח (הפסד) נקי ל-1 ש"ח ע.נ. מניות (בש"ח)	34	(25.82)	17.49	20.76	13.34

הביאורים המצורפים מהווים חלק בלתי נפרד מהדוחות הכספיים.

פורמולה מערכות (1985) בע"מ

דוחות על השינויים בהון העצמי

מותאמים לש"ח של חודש דצמבר 2001 (באלפי ש"ח)

	הון המניות הנפרע	קרן הון בגין ההתאמות הנובעות מתרגום דוחות כספיים של חברות מוחזקות בחו"ל	קרנות הון אחרות	עודפים	סך-הכל
יתרה ליום 1 בינואר 1999	16,349	4,495	293,932	267,649	582,425
שינויים במהלך שנת 1999:					
התאמות הנובעות מתרגום דוחות כספיים של חברות מוחזקות בחו"ל	-	(4,335)	-	-	(4,335)
מימוש כתבי אופציות למניות	24	-	1,728	-	1,752
רכישת מניות חברות מאוחדות על ידי חברות בנות שלהן (ביאור 5.א.21.)	-	-	(13,206)	-	(13,206)
מכירת מניות חברה מאוחדת על ידי חברה בת שלה	-	-	510	-	510
הטבת מס הנובעת מהוצאות הנפקה בחברה ובחברה מאוחדת	-	-	5,753	-	5,753
הטבת מס הנובעת ממימוש אופציות לעובדים	-	-	525	-	525
רווח נקי לשנה	-	-	-	194,499	194,499
יתרה ליום 31 בדצמבר 1999	16,373	160	289,242	462,148	767,923
שינויים במהלך שנת 2000:					
התאמות הנובעות מתרגום דוחות כספיים של חברות מוחזקות בחו"ל	-	(6,658)	-	-	(6,658)
מימוש כתבי אופציות למניות	52	-	3,713	-	3,765
רכישת מניות חברות מאוחדות על ידי חברות בנות שלהן (ביאור 5.א.21.)	-	-	19,122	-	19,122
מס הנובע ממכירת חברה לבעלי שליטה	-	-	(2,047)	-	(2,047)
הטבת מס הנובעת מהוצאות הנפקה בחברה ובחברה מאוחדת	-	-	2,552	-	2,552
הטבת מס הנובעת ממימוש אופציות לעובדים	-	-	2,600	-	2,600
רווח נקי לשנה	-	-	-	163,991	163,991
יתרה ליום 31 בדצמבר 2000	16,425	(6,498)	315,182	626,139	951,248
שינויים במהלך שנת 2001:					
התאמות הנובעות מתרגום דוחות כספיים של חברות מוחזקות בחו"ל	-	22,141	-	-	22,141
הנפקת מניות (ביאור 3.א.)	1,000	-	53,392	-	54,392
מימוש כתבי אופציות למניות	3	-	196	-	199
דיווידנד בעין	-	-	-	(32,200)	(32,200)
הפסד נקי לשנה	-	-	-	(240,784)	(240,784)
יתרה ליום 31 בדצמבר 2001	17,428	15,643	368,770	353,155	754,996

הביאורים המצורפים מהווים חלק בלתי נפרד מהדוחות הכספיים.

פורמולה מערכות (1985) בע"מ

דוחות מאוחדים על תזרימי המזומנים

מותאמים לש"ח של חודש דצמבר 2001 (באלפי ש"ח)

	לשנה שהסתיימה ביום		
	31.12.2001	31.12.2000	31.12.1999
תזרימי מזומנים מפעילות שוטפת:			
רווח (הפסד) נקי לפי דוח רווח והפסד	(240,784)	163,991	194,499
התאמות הדרושות להצגת מזומנים ושווי מזומנים מפעילות שוטפת (נספח א')	245,979	(140,826)	(138,007)
מזומנים, נטו, מפעילות שוטפת	5,195	23,165	56,492
תזרימי מזומנים לפעילות השקעה:			
רכישת חברות שאוחדו לראשונה (נספח ג')	(70,811)	(89,713)	(11,724)
מימוש השקעות בחברות שאוחדו בעבר (נספח ד')	(135,211)	(5,048)	73,200
איחוד מלא של חברה שהיתה מאוחדת איחוד יחסי (נספח ה')	(8,033)	-	-
הלוואות והשקעות בחברות כלולות ואחרות	(165,106)	(92,004)	(15,124)
תמורה ממימוש ומירידה בשיעור החזקה בגין השקעות בחברות מוחזקות ואחרות	47,529	123,734	46,790
רכישת מניות חברות מאוחדות מהמיעוט	(155,786)	(234,221)	(117,055)
מימוש השקעות לזמן קצר, נטו	17,317	7,390	11,344
מימוש פקדונות בנקאיים, נטו	62,730	31,865	12,665
רכישת רכוש קבוע	(49,619)	(65,576)	(51,498)
תמורה ממימוש רכוש קבוע	14,018	9,074	5,935
היוון עלויות פיתוח תוכנה והוצאות נדחות אחרות	(43,498)	(53,184)	(18,660)
רכישת ידע ע"י חברות מאוחדות	(13,921)	-	-
רכישת פעילות ע"י חברה מאוחדת	-	(1,147)	-
השקעה נוספת בחברה שאוחדה בעבר	(6,887)	-	-
דיווידנד שנתקבל מחברות כלולות	258	890	-
שיעבוד מזומן	(3,268)	-	-
מימוש ערבות	(864)	-	-
מזומנים, נטו, לפעילות השקעה	(511,152)	(367,940)	(64,127)

תזרימי מזומנים מפעילות מימון: